U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 23 TO THE APPLICATION FOR AN ORDER UNDER
SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940
AND RULE 17d–1 UNDER THE INVESTMENT COMPANY ACT OF 1940
PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY
SECTIONS 17(d) AND 57(a)(4) OF THE INVESTMENT COMPANY ACT OF 1940
AND RULE 17d–1 UNDER THE INVESTMENT COMPANY ACT OF 1940

SILVER POINT SPECIALTY CREDIT FUND, L.P., SILVER POINT SPECIALTY CREDIT FUND MANAGEMENT, LLC, SILVER POINT CAPITAL FUND, L.P., SILVER POINT CAPITAL OFFSHORE FUND, LTD., SILVER POINT CAPITAL OFFSHORE MASTER FUND, L.P., SILVER POINT CAPITAL, L.P., SILVER POINT DISTRESSED OPPORTUNITIES FUND, L.P., SILVER POINT DISTRESSED OPPORTUNITIES OFFSHORE MASTER FUND, L.P., SILVER POINT DISTRESSED OPPORTUNITIES OFFSHORE FUND, L.P., SILVER POINT DISTRESSED OPPORTUNITY INSTITUTIONAL PARTNERS (OFFSHORE), L.P., SILVER POINT DISTRESSED OPPORTUNITY INSTITUTIONAL PARTNERS, L.P., SILVER POINT DISTRESSED OPPORTUNITY PARTNERS MASTER FUND (OFFSHORE), L.P., SILVER POINT DISTRESSED OPPORTUNITIES MANAGEMENT, LLC

Two Greenwich Plaza, First Floor
Greenwich, Connecticut 06830
(203) 542-4200

All Communications, Notices and Orders to:

Steven Weiser
Silver Point Capital, L.P.
Two Greenwich Plaza, First Floor
Greenwich, Connecticut 06830
(203) 542-4200

Copies to:

Michael K. Hoffman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3406

July 20September 17, 2018

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UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of: SILVER POINT SPECIALTY CREDIT FUND, L.P. SILVER POINT SPECIALTY CREDIT FUND MANAGEMENT, LLC SILVER POINT CAPITAL FUND, L.P. SILVER POINT CAPITAL OFFSHORE FUND, LTD. SILVER POINT CAPITAL OFFSHORE MASTER FUND, L.P. SILVER POINT CAPITAL, L.P. SILVER POINT DISTRESSED OPPORTUNITIES FUND, L.P. SILVER POINT DISTRESSED OPPORTUNITIES OFFSHORE MASTER FUND, L.P. SILVER POINT DISTRESSED OPPORTUNITIES OFFSHORE FUND, L.P. SILVER POINT DISTRESSED OPPORTUNITY INSTITUTIONAL PARTNERS (OFFSHORE), L.P. SILVER POINT DISTRESSED OPPORTUNITY INSTITUTIONAL PARTNERS, L.P. SILVER POINT DISTRESSED OPPORTUNITY INSTITUTIONAL PARTNERS MASTER FUND (OFFSHORE), L.P. Two Greenwich Plaza, First Floor Greenwich, Connecticut 06830 (203) 542-4200 File No. 812-14556 Investment Company Act of 1940	) First Amended and Restated) Application for an Order under Sections) 17(d) and 57(i) of the Investment) Company Act of 1940 and Rule 17d-1) under the Investment Company Act of) 1940 Permitting Certain Joint) Transactions Otherwise Prohibited by) Sections 17(d) and 57(a)(4) of the) Investment Company Act of 1940 and) Rule 17d-1 under the Investment) Company Act of 1940.))))))))

I.   ~~Summary of Application~~INTRODUCTION

A.   Requested Relief

~~The following~~Silver Point Specialty Credit Fund, L.P. and its related entities, identified in Section I.B. below, hereby request an order (the "*Order*") of the U.S. Securities and Exchange Commission (the "*Commission*") pursuant to Sections 17(d) and 57(i) of the Investment Company Act of

1940, as amended (the "~~1940~~ *Act*"),~~,~~[1] and Rule 17d-1 ~~promulgated under the 1940 Act,~~thereunder[2] authorizing certain joint transactions that otherwise ~~may~~would be prohibited by either or both of Sections 17(d) and 57(a)(4) as modified by the exemptive rules adopted by the Commission under the ~~1940~~ Act~~.~~.

In particular, the relief requested in this amended application (the "*Application*") would allow one or more Regulated Funds and/or one or more Affiliated Funds to participate in the same investment opportunities where such participation would otherwise be prohibited under Section 17(d) or 57(a)(4) and the rules under the Act. All existing entities that currently intend to rely on the Order have been named as Applicants and any existing or future entities that may rely on the Order in the future will comply with its terms and Conditions (defined below) set forth in this Application.

B.   Applicants Seeking Relief

- Silver Point Specialty Credit Fund, L.P. (the "*Company*"), a Delaware limited partnership that intends to elect to be regulated as a BDC (defined below) under the Act following the Conversion (defined below);

- Silver Point Specialty Credit Fund Management, LLC ("*Management*"), the Company's investment adviser, on behalf of itself and its successors;~~1~~3

- the investment vehicles identified in Appendix A, each of which is a separate and distinct legal entity and each of which would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the Act (the "*Existing Affiliated Funds*");

- ~~Silver Point Capital Fund, L.P. (the "Capital Domestic Fund");~~

- ~~Silver Point Capital Offshore Fund, Ltd. (the "Capital Offshore Fund");~~
- Silver Point Capital ~~Offshore~~ Master Fund, L.P. (~~the "Capital Master Fund");~~"*SPC*"), which is registered as an investment adviser under the Investment Advisers Act of 1940 (the "*Advisers Act*"), on behalf of itself and its successors; and

- Silver Point Distressed Opportunities ~~Fund~~Management, ~~L.P.~~LLC (~~the~~ "*Distressed ~~Domestic Fund");~~Opportunities Management*"; together with the Company, Management, the Existing Affiliated Funds and SPC, the "*Applicants*"), which is a "relying adviser" under the Advisers Act through a single registration with SPC.

C.   Defined Terms

"*Adviser*" means Management, SPC and Distressed Opportunities Management, together with any future investment adviser that (i) controls, is controlled by or is under common control with Management or SPC, (ii) is registered as an investment adviser under the Advisers Act and (iii) is not a Regulated Fund (defined below) or a subsidiary of a Regulated Fund.

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[1]   Unless otherwise indicated, all section references herein are to the Act.

[2]   Unless otherwise indicated, all rule references herein are to rules under the Act.

~~1~~3   The term "successor," as applied to each ~~SPC~~ Adviser ~~(defined below)~~, means an entity ~~that~~which results from a reorganization into another jurisdiction or change in the type of business organization.

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"*Advisers to Affiliated Funds*" means SPC, Distressed Opportunities Management and any other Adviser that, in the future, serves as investment adviser to one or more Affiliated Funds.

"*Affiliated Fund*" means any Existing Affiliated Fund or any entity (i) whose investment adviser is an Adviser, (ii) that would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the Act, (iii) that is not a BDC Downstream Fund and (iv) that intends to participate in the program of co-investments described in the Application.

- Silver Point Distressed Opportunities Offshore Fund, L.P. (the "Distressed Offshore Fund");

- Silver Point Distressed Opportunities Offshore Master Fund, L.P. (the "Distressed Master Fund")

- Silver Point Distressed Opportunity Institutional Partners, L.P. (the "Distressed Institutional Domestic Fund");

- Silver Point Distressed Opportunity Institutional Partners (Offshore), L.P. (the "Distressed Institutional Offshore Fund");

- Silver Point Distressed Opportunity Institutional Partners Master Fund (Offshore), L.P. (the "Distressed Institutional Master Fund" and together with the Capital Domestic Fund, the Capital Offshore Fund, the Capital Master Fund, the Distressed Domestic Fund, the Distressed Offshore Fund, the Distressed Master Fund, the Distressed Institutional Domestic Fund, the Distressed Institutional Offshore Fund, the "Private Funds"); and

- Silver Point Capital, L.P. ("SPC," on behalf of itself and its successors, and collectively with the Company, Management and the Private Funds, the "Applicants").

"*BDC*" means a business development company under the Act.[4]

"*BDC Downstream Fund*" means, with respect to the Company or any Regulated Fund that is a BDC, an entity (i) that the BDC directly or indirectly controls, (ii) that is not controlled by any person other than the BDC (except a person that indirectly controls the entity solely because it controls the BDC), (iii) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act, (iv) whose investment adviser is an Adviser, (v) that is not a Wholly-Owned Investment Sub and (vi) that intends to participate in the program of co-investment described in the Application.

"*Board*" means (i) with respect to a Regulated Fund other than a BDC Downstream Fund, the board of directors (or the equivalent) of the applicable Regulated Fund and (ii) with respect to a BDC Downstream Fund, the Independent Party of the BDC Downstream Fund.

"*Board-Established Criteria*" means criteria that the Board of a Regulated Fund may establish from time to time to describe the characteristics of Potential Co-Investment Transactions regarding which the Adviser to such Regulated Fund should be notified under Condition 1. The Board-Established Criteria will be consistent with the Regulated Fund's Objectives and Strategies (defined below). If no

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[4] Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Section 55(a)(1) through 55(a)(3) and makes available significant managerial assistance with respect to the issuers of such securities.

Board-Established Criteria are in effect, then the Regulated Fund's Adviser will be notified of all Potential Co-Investment Transactions that fall within the Regulated Fund's then-current Objectives and Strategies. Board-Established Criteria will be objective and testable, meaning that they will be based on observable information, such as industry/sector of the issuer, minimum earnings before interest expense, income tax expense, depreciation and amortization, or "EBITDA," of the issuer, asset class of the investment opportunity or required commitment size, and not on characteristics that involve a discretionary assessment. The Adviser to the Regulated Fund may from time to time recommend criteria for the Board's consideration, but Board-Established Criteria will only become effective if approved by a majority of the Independent Directors (defined below). The Independent Directors of a Regulated Fund may at any time rescind, suspend or qualify its approval of any Board-Established Criteria, though the Applicants anticipate that, under normal circumstances, the Board would not modify these criteria more often than quarterly.

"***Close Affiliate***" means the Advisers, the Regulated Funds, the Affiliated Funds and any other person described in Section 57(b) (after giving effect to Rule 57b-1) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose) except for limited partners included solely by reason of the reference in Section 57(b) to Section 2(a)(3)(D).

~~The relief requested in this application (the "Application") would permit a Regulated Fund[2] and one or more other Regulated Funds~~"***Co-Investment Transaction***" means any transaction in which one or more Regulated Funds (or its Wholly-Owned Investment Sub (defined below)) participated together with one or more Affiliated Funds and/or one or more ~~Affiliated Funds[3] to participate in the same investment opportunities through a proposed co-investment program (the "Co-Investment Program") where such participation would otherwise be prohibited under Sections 17(d) and 57(a)(4) and Rule 17d-1 by (a) co-investing with each other in securities issued by issuers in private placement transactions in which~~other Regulated Funds in reliance on the Order.

"***Disposition***" means the sale, exchange or other disposition of an interest in a security of an issuer.

"***Eligible Directors***" means, with respect to a Regulated Fund and a Potential Co-Investment Transaction, the members of the Regulated Fund's Board eligible to vote on that Potential Co-Investment Transaction under Section 57(o) of the Act.

~~[2] "Regulated Fund" means the Company and any Future Regulated Fund. "Future Regulated Fund" means any closed-end management investment company (a) that is registered under the 1940 Act or has elected to be regulated as a BDC (as defined below), (b) whose investment adviser is an SPC Adviser, and (c) that intends to participate in the Co-Investment Program. The term "SPC Adviser" means (a) SPC and Management or (b) any future investment adviser that (i) controls, is controlled by or is under common control with SPC, (ii) is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act") and (iii) is not a Regulated Fund or a subsidiary of a Regulated Fund.~~

~~[3] "Affiliated Fund" means the Private Funds and any Future Affiliated Fund. "Future Affiliated Fund" means any entity (a) whose investment adviser is an SPC Adviser, (b) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, and (c) that intends to participate in the Co-Investment Program.~~

~~an Adviser negotiates terms in addition to price ("Private Placement Securities");[4] and (b) making~~"***Follow-On Investment***" means an additional ~~investments in securities of such issuers~~investment in the same issuer, including, but not limited to, through the exercise of warrants, conversion privileges~~,~~ ~~and~~ or other rights to purchase securities of the ~~issuers ("Follow-On Investments"). "Co-Investment Transaction" means any transaction in which a Regulated Fund (or its Wholly-Owned Investment Sub (as defined below)) participates together with one or more other Regulated Funds and/or one or more Affiliated Funds in reliance on the requested Order.~~issuer.

"***Future Regulated Fund***" means a closed-end management investment company (i) that is registered under the Act or has elected to be regulated as a BDC and (ii) whose investment adviser is an Adviser.

"***Independent Director***" means a member of the Board of any relevant entity who is not an "interested person" as defined in Section 2(a)(19) of the Act. No Independent Director of a Regulated Fund (including any non-interested member of an Independent Party) will have a financial interest in any Co-Investment Transaction, other than indirectly through share ownership in one of the Regulated Funds.

"***Independent Party***" means, with respect to a BDC Downstream Fund, (i) if the BDC Downstream Fund has a board of directors (or the equivalent), the board or (ii) if the BDC Downstream Fund does not have a board of directors (or the equivalent), a transaction committee or advisory committee of the BDC Downstream Fund.

"***JT No-Action Letters***" means SMC Capital, Inc., SEC No-Action Letter (pub. avail. Sept. 5, 1995) and Massachusetts Mutual Life Insurance Company, SEC No-Action Letter (pub. avail. June 7, 2000).

"***Objectives and Strategies***" means (i) with respect to any Regulated Fund other than a BDC Downstream Fund, its investment objectives and strategies, as described in its most current registration statement on Form N-2, other current filings with the Commission under the Securities Act of 1933 (the "Securities Act") or under the Securities Exchange Act of 1934, as amended, and its most current report to stockholders and (ii) with respect to a BDC Downstream Fund, those investment objectives and strategies described in its disclosure documents (including private placement memoranda and reports to equity holders) and organizational documents (including operating agreements).

"***Potential Co-Investment Transaction***" means any investment opportunity in which a Regulated Fund (or its Wholly-Owned Investment Sub) could not participate together with one or more Affiliated Funds and/or one or more other Regulated Funds without obtaining and relying on the Order.

"***Pre-Boarding Investments***" are investments in an issuer held by a Regulated Fund as well as one or more Affiliated Funds and/or one or more other Regulated Funds that:

(i)   were acquired prior to participating in any Co-Investment Transaction;

(ii)   were acquired in transactions in which the only term negotiated by or on behalf of such funds was price; and

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[4] ~~The term "private placement transactions" means transactions in which the offer and sale of securities by the issuer are exempt from registration under the Securities Act of 1933, as amended (the "~~1933 Act~~").~~

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(iii)   were acquired either: (x) in reliance on one of the JT No-Action Letters; or (y) in transactions occurring at least 90 days apart and without coordination between the Regulated Fund and any Affiliated Fund or other Regulated Fund.

"*Regulated Funds*" means the Company, any Future Regulated Funds and any BDC Downstream Funds.

"*Related Party*" means (i) any Close Affiliate and (ii) in respect of matters as to which any Adviser has knowledge, any Remote Affiliate.

"*Remote Affiliate*" means any person described in Section 57(e) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose) and any limited partner holding 5% or more of the relevant limited partner interests that would be a Close Affiliate but for the exclusion in that definition.

"*Required Majority*" means a required majority, as defined in Section 57(o) of the Act.[5]

"*Tradable Security*" means a security that meets the following criteria at the time of Disposition:

(i)   it trades on a national securities exchange or designated offshore securities market as defined in rule 902(b) under the Securities Act;

(ii)   it is not subject to restrictive agreements with the issuer or other security holders; and

(iii)   it trades with sufficient volume and liquidity (findings as to which are documented by the Advisers to any Regulated Funds holding investments in the issuer and retained for the life of the Regulated Fund) to allow each Regulated Fund to dispose of its entire position remaining after the proposed Disposition within a short period of time not exceeding 30 days at approximately the value (as defined by Section 2(a)(41) of the Act) at which the Regulated Fund has valued the investment.

Any of the Regulated Funds may, from time to time, form a special purpose subsidiary (a "*Wholly-Owned Investment Sub*") means an entity (i) that is wholly-owned by a Regulated Fund (with thesuch Regulated Fund at all times holding, beneficially and of record, 100% of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments on behalf of thesuch Regulated Fund (and, in the case of ana SBIC Subsidiary (defined below), maintain a license under the SBA Act (defined below) and issue debentures guaranteed by the SBA (defined below)); (iii) with respect to which thesuch Regulated Fund's Board of a Regulated Fund[5] has the sole authority to

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[5]   In the case of a Regulated Fund that is a registered closed-end fund, the Board members that make up the Required Majority will be determined as if the Regulated Fund were a BDC subject to Section 57(o). In the case of a BDC Downstream Fund with a board of directors (or the equivalent), the members that make up the Required Majority will be determined as if the BDC Downstream Fund were a BDC subject to Section 57(o). In the case of a BDC Downstream Fund with a transaction committee or advisory committee, the committee members that make up the Required Majority will be determined as if the BDC Downstream Fund were a BDC subject to Section 57(o) and as if the committee members were directors of the fund.
[5] The term "Board" means, with respect to any Regulated Fund, the board of directors of that Regulated Fund.

make all determinations with respect to the entity's participation under the ~~conditions~~Conditions to this ~~Application~~application; and (iv) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the ~~1940~~ Act. The term "**SBIC Subsidiary**" means an entity that is licensed by the Small Business Administration (the "**SBA**") to operate under the Small Business Investment Act of 1958, as amended, (the "**SBA Act**") as a small business investment company (an "**SBIC**"). An SBIC Subsidiary may be a Wholly-Owned Investment Sub if it satisfies the conditions in this definition.

~~All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application. Applicants do not seek relief for transactions that would be permitted under other regulatory or interpretive guidance, including, for example, transactions effected consistent with Commission staff no-action positions.⁶~~

II.   ~~Background~~APPLICANTS

~~The Company was formed as a Delaware limited liability company under the name SPCP Group VII, LLC on July 31, 2014. The Company was converted to the form of a Delaware limited partnership on April 1, 2015. The Company has in aggregate approximately $552 million in capital commitments as of July 20, 2018. The Company anticipates that it will convert to a corporation prior to becoming regulated as a business development company ("BDC") under Section 54(a) of the 1940 Act.~~

A.   Silver Point Specialty Credit Fund, L.P.

The Company was organized on July 31, 2014 as a closed-end Delaware limited liability company under the name SPCP Group VII, LLC. The Company changed its name to Silver Point Specialty Credit Fund, L.P. and converted to a Delaware limited partnership on April 1, 2015 and commenced its investment activities in July 2015. As of December 31, 2017, the Company had approximately $629.8 million in total assets and $299.9 million in total liabilities. The Company intends to (i) convert to a Delaware corporation, (ii) change its name in connection with the Conversion, (iii) file an election to be regulated as a BDC, and (iv) file an election to be treated as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended, and intends to continue to make such election in the future (collectively, the "**Conversion**"). The Company's principal place of business is Two Greenwich Plaza, Greenwich, CT 06830.

The Company hereby represents that it will elect to be regulated as a BDC following the Conversion. Prior to the Conversion and election to be regulated as a BDC, the Company will operate as a private investment company and will rely on the exemption from the definition of an investment company available under Section 3(c)(7) of the Act. After the Conversion, the Company will be a non-diversified, management investment company, and will have a Board of Directors comprised of a majority of Independent Directors.

The ~~Company currently is exempt from regulation as an investment company by Section 3(c)(7) of the 1940 Act. The Company has filed a Form N-6F under the 1940 Act notifying the Commission of its intention to elect to be regulated as a BDC and has confidentially submitted a draft registration statement on Form N-2 to register shares of its common stock under the 1933 Act. The~~ Company's investment objective is to achieve attractive risk-adjusted returns primarily by originating loans to small

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~~⁶ See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).~~

and middle market companies domiciled in the United States and investing in specialty bridge financings, rescue financings and secondary purchases of loans and other credit-related assets. The Company generally refers to "middle market" companies as those with ~~earnings before interest expense, income tax expense, depreciation and amortization, or~~ "EBITDA~~,~~" between $10 million and $100 million annually. However, the Company may from time to time invest in larger or smaller companies. ~~Silver Point Specialty Credit Fund GP, LLC serves as the general partner of the Company.~~

~~The Company has, and following the date of its conversion to a BDC will~~Investment decisions are currently made by Management, investment adviser to the Company. In connection with the Conversion, the Company intends to have~~,~~ a Board ~~that is comprised of~~, a majority of which will be Independent Directors. The Company's business affairs will be managed under the direction of the Board. U.S. Bancorp Fund Services, LLC (the "***Administrator***"), serves as the Company's administrator pursuant to an administration agreement.

~~The Company intends to make an election to be treated for tax purposes as a regulated investment company under the Internal Revenue Code of 1986, as amended, and intends to continue to make such election in the future.~~

B.   Silver Point Specialty Credit Fund Management, LLC

Management ~~serves as investment adviser to the Company. Management was established on March 4, 2015 and is a single member~~, a Delaware limited liability company. ~~SPC is the sole member of Management and accordingly controls Management. Management~~ that is registered ~~with the Commission~~ as an investment adviser under the Advisers Act, ~~though it has not filed its own Form ADV and instead relies on SPC's Form ADV. Management will register with the Commission on its own Form ADV prior to the time the Company elects to be regulated as a BDC by filing a Form N-54A.~~serves as the investment adviser to the Company pursuant to an Investment Advisory Agreement by and between Management and the Company, dated as of July 1, 2015 (the "***Investment Advisory Agreement***").

Subject to the overall supervision of the Board, the Adviser will manage the day-to-day operations of, and provide investment advisory and management services to, the Company. Under the terms of the current Investment Advisory Agreement, Management will: (i) determine the composition of the Company's investment portfolio, the nature and timing of the changes to such portfolio and the manner of implementing such changes; (ii) identify, evaluate and negotiate the structure of investments (including performing due diligence on prospective portfolio companies); (iii) close and monitor investments; and (iv) determine the securities and other assets to be purchased, retained or sold. The current Investment Advisory Agreement also includes references to the time period after the Company elects to be regulated as a BDC and such Investment Advisory Agreement complies with the Act. The Investment Advisory Agreement provides Management with broad authority to oversee the Company's portfolio.

Management currently serves as investment adviser to each of the Existing Affiliated Funds.

C.   Silver Point Capital, L.P.

~~The Capital Domestic Fund was organized as a Delaware limited partnership on December 21, 2001. The Capital Offshore Fund was organized as a Cayman Islands exempted company on January 4, 2002. The Capital Master Fund was organized as a Cayman Islands exempted limited partnership on September 9, 2008. The Capital Offshore Fund invests substantially all of its assets in a "master-feeder" structure into the Capital Master Fund. Silver Point Capital General Partner, LLC serves as the general~~

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partner of the Capital Domestic Fund and Silver Point Capital Offshore General Partner, LLC serves as the general partner of the Capital Master Fund.

The Distressed Domestic Fund was organized as a Delaware limited partnership on September 12, 2016. The Distressed Offshore Fund was organized as a Cayman Islands exempted limited partnership on September 12, 2016. The Distressed Master Fund was organized as a Cayman Islands exempted limited partnership on September 12, 2016. The Distressed Offshore Fund invests substantially all of its assets in a "master-feeder" structure into the Distressed Master Fund. Silver Point Distressed Opportunities Onshore General Partner, LLC serves as the general partner of the Distressed Domestic Fund and Silver Point Distressed Opportunities Offshore General Partner, LLC serves as the general partner of the Distressed Master Fund.

The Distressed Institutional Domestic Fund was organized as a Delaware limited partnership on July 14, 2017. The Distressed Institutional Offshore Fund was organized as a Cayman Islands exempted limited partnership on April 7, 2017. The Distressed Institutional Master Fund was organized as a Cayman Islands exempted limited partnership on April 7, 2017. The Distressed Institutional Offshore Fund invests substantially all of its assets in a "master-feeder" structure into the Distressed Institutional Master Fund. Silver Point Distressed Opportunities Onshore General Partner, LLC serves as the general partner of the Distressed Institutional Domestic Fund and Silver Point Distressed Opportunities Offshore General Partner, LLC serves as the general partner of the Distressed Institutional Master Fund.

Each of the Private Funds has a global opportunistic mandate, and will look to make investments in debt, equity or other securities, obligations or instruments, with a particular focus on misvalued, stressed or distressed credit investments.

SPC, a Delaware limited partnership, is registered with the Commission as an investment adviser under the Advisers Act. SPC was established in 2001 and serves as the principal vehicle for the investment management activities of its principal owners, Edward A. Mulé and Robert J. O'Shea, who are members of Silver Point Capital Management, LLC, a Delaware limited liability company that serves as the general partner of SPC.

D.   Silver Point Distressed Opportunities Management, LLC

Distressed Opportunities Management, a Delaware limited liability company, is a "relying adviser" under the Advisers Act through a single registration with SPC. Distressed Opportunities Management was established in 2016 and is a wholly owned subsidiary of SPC.

E.   Existing Affiliated Funds

SPC and Distressed Opportunities Management are the investment advisers to the Existing Affiliated Funds. A complete list of the Existing Affiliated Funds and their investment advisers is included in Appendix A.

III.   ~~Order Requested~~ORDER REQUESTED

The Applicants respectfully request ~~the~~an Order of the Commission under Sections 17(d) and 57(i) ~~of the 1940 Act,~~ and Rule 17~~d-1 under the 1940 Act~~d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the "*Conditions*"), ~~one or more~~a Regulated ~~Funds to be able to participate in Co-Investment Transactions with~~Fund and one or more other Regulated Funds and/or one or more Affiliated Funds to enter into Co-Investment Transactions with each other.

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The Regulated Funds and the Affiliated Funds seek relief to ~~invest in~~enter into Co-Investment Transactions because such Co-Investment Transactions would otherwise be prohibited by ~~Sections~~either or both of Section 17(d) ~~and~~or Section 57(a)(4) ~~of~~and the ~~1940 Act and Rule 17d-1~~Rules under the ~~1940~~ Act. This Application seeks relief in order to (i) enable the Regulated Funds and ~~the~~ Affiliated Funds to avoid, among other things, the practical commercial and/or economic difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of the relief requested in individual applications with respect to each Co-Investment Transaction that arises in the future, and (ii) enable the Regulated Funds and the Affiliated Funds to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

Similar to many precedents, the Applicants seek relief that would permit Co-Investment Transactions in the form of initial investments, Follow-On Investments and Dispositions in an issuer. In these cases, the terms and Conditions of this Application would govern the entire lifecycle of an investment with respect to a particular issuer, including both the initial investment and any subsequent transactions. Further, in line with three recent precedents,[6] the Applicants also seek the ability to make Follow-On Investments and Dispositions in issuers where the Regulated Funds and Affiliated Funds did not make their initial investments in reliance on the Order. The Applicants seek this flexibility because the Regulated Funds and Affiliated Funds may, at times, invest in the same issuer without engaging in a prohibited joint transaction but then find that subsequent transactions with that issuer would be prohibited under the Act. Through the proposed "onboarding process," discussed below, the Applicants would, under certain circumstances, be permitted to rely on the Order to complete subsequent Co-Investment Transactions. In Section A.1. below, the Applicants first discuss the overall investment process that would apply to initial investments under the Order as well as subsequent transactions with issuers. In Sections A.3. and A.4. below, the Applicants discuss additional procedures that apply to Follow-On Investments and Dispositions, including the onboarding process that applies when initial investments were made without relying on the Order.

A.   Overview

Management is a leader among global investment managers specializing in alternative investments. Each of Management's founders have over 20 years of experience investing in self-originated middle market loans and credit investments across multiple business cycles. After the Conversion, Management's clients will include a BDC. The Adviser manages the assets entrusted to it by its clients in accordance with its fiduciary duty to those clients and, in the case of the Company and any Future Regulated Fund, the Act. The Adviser is presented with numerous investment opportunities each year on behalf of its clients and, after the Conversion, the Adviser will determine how to allocate those opportunities in a manner that, over time, is fair and equitable to all of their clients, and without violating the prohibitions on joint transactions included in Rule 17d-1 and Section 57(a)(4) of the Act. Such investment opportunities may be joint transactions such that the Advisers may not include a Regulated Fund in the allocation if another Regulated Fund and/or any Affiliated Fund is participating. Once invested in a security, the Regulated Funds and Affiliated Funds may have the opportunity to either complete an additional investment in the same issuer or exit the investment in a transaction that may be a

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[6]   See Apollo Investment Corporation, et al. (File No. 812-13754) Release No. IC-32057 (March 29, 2016) (order), Release No. IC-32019 (March 2, 2016) (notice); Ares Capital Corporation, et al. (File No. 812-13603) Release No. IC-32427 (January 18, 2017) (order), Release No. IC-32399 (December 21, 2016) (notice); and Oaktree Strategic Income, LLC, et al. (File No. 812-14758) Release No. IC-32862 (October 18, 2017) (order), Release No. IC-32831 (September 22, 2017) (notice).

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joint transaction. Currently, if a Regulated Fund and one or more Affiliated Funds are invested in an issuer such funds may not participate in a Follow-On Investment or Disposition if the terms of the transaction would be a prohibited joint transaction.

As a result, after the Conversion, the Regulated Funds and Affiliated Funds will be limited in the types of transactions in which they can participate with each other, and the Regulated Fund often must forego transactions that would be beneficial to investors in the Regulated Fund. Thus, Applicants are seeking the relief requested by the Application for certain initial investments, Follow-On Investments, and Dispositions as described below.

The Applicants discuss the need for the requested relief in greater detail in Section III.C. below.

The Adviser has established rigorous processes for allocating initial investment opportunities, opportunities for subsequent investments in an issuer and dispositions of securities holdings reasonably designed to treat all clients fairly and equitably. As discussed below, these processes will be extended and modified in a manner reasonably designed to ensure that the additional transactions permitted under the Order will both (i) be fair and equitable to the Regulated Funds and the Affiliated Funds and (ii) comply with the Conditions contained in the Order.

1.   The Investment Process

The investment process consists of three stages: (i) the identification and consideration of investment opportunities (including follow-on investment opportunities); (ii) order placement and allocation; and (iii) consideration by each applicable Regulated Fund's Board when a Potential Co-Investment Transaction is being considered by one or more Regulated Funds, as provided by the Order.

(a)   Identification and Consideration of Investment Opportunities

The Adviser is organized and managed such that the portfolio managers and analysts ("***Investment Teams***"), responsible for evaluating investment opportunities and making investment decisions on behalf of clients are promptly notified of the opportunities.

Opportunities for Potential Co-Investment Transactions may arise when investment advisory personnel of an Adviser become aware of investment opportunities that may be appropriate for one or more Regulated Funds and one or more Affiliated Funds. If the requested Order is granted, the Advisers will establish, maintain and implement policies and procedures reasonably designed to ensure that, when such opportunities arise, the Advisers to the relevant Regulated Funds are promptly notified and receive the same information about the opportunity as any other Advisers considering the opportunity for their clients. In particular, consistent with Condition 1, if a Potential Co-Investment Transaction falls within the then-current Objectives and Strategies and any Board-Established Criteria of a Regulated Fund, the policies and procedures will require that the relevant Investment Team responsible for that Regulated Fund receive sufficient information to allow the Regulated Fund's Adviser to make its independent determination and recommendations under Conditions 1, 2(a), 6, 7, 8 and 9 (as applicable).[7] In addition,

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[7]   Representatives from each Adviser to a Regulated Fund are either members of the Investment Team or are otherwise entitled to participate in each meeting of any Investment Team that is expected to approve or reject recommended investment opportunities falling within its Regulated Funds' Objectives and Strategies and Board-

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the policies and procedures will specify the individuals or roles responsible for carrying out the policies and procedures, including ensuring that the Advisers receive such information. After receiving notification of a Potential Co-Investment Transaction under Condition 1(a), the Adviser to each applicable Regulated Fund, working through the applicable Investment Team, will then make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund's then-current circumstances.

Applicants represent that, if the requested Order is granted, the investment advisory personnel of the Advisers to the Regulated Funds will be charged with making sure they identify, and participate in this process with respect to, each investment opportunity that falls within the Objectives and Strategies and Board-Established Criteria of each Regulated Fund. Applicants assert that the Advisers' allocation policies and procedures are structured so that the relevant investment advisory personnel for each Regulated Fund will be promptly notified of all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies and Board-Established Criteria of such Regulated Fund.

(b)   Order Placement and Allocation

General. If the Adviser to a Regulated Fund deems the Regulated Fund's participation in any Potential Co-Investment Transaction to be appropriate, it will, working through the applicable Investment Team, formulate a recommendation regarding the proposed order amount for the Regulated Fund. In doing so, the Adviser and any applicable Investment Team may consider such factors, among others, as investment guidelines, issuer, industry and geographical concentration, availability of cash and other opportunities for which cash is needed, tax considerations, leverage covenants, regulatory constraints (such as requirements under the Act), investment horizon, potential liquidity needs, and the Regulated Fund's risk concentration policies.

Allocation Procedure. For each Regulated Fund and Affiliated Fund whose Adviser recommends participating in a Potential Co-Investment Transaction, the Adviser will submit a proposed order amount to an internal allocation committee, which the Adviser will establish to handle the allocation of investment opportunities in Potential Co-Investment Transactions (the "*Co-Investment Transaction Allocation Committee*"). Prior to the External Submission (as defined below), each proposed order amount may be reviewed and adjusted, in accordance with the Advisers' written allocation policies and procedures, by the Co-Investment Transaction Allocation Committee.[8] The order of a Regulated Fund or Affiliated Fund resulting from this process is referred to as its "*Internal Order*". The Internal Order will be submitted for approval by the Required Majority of any participating Regulated Funds in accordance with the Conditions and as discussed in Section III.A.1.c. below.

receive the information required under Condition 1 in conjunction with its representatives' participation in the relevant Investment Team or the meetings of the relevant Investment Team. In addition, the policies and procedures are designed to ensure that minutes will be taken for all Investment Team meetings at which investments that fall within a Regulated Fund's Objectives and Strategies and Board-Established Criteria are discussed, including a certification requirement by a portfolio manager in attendance at an Investment Team meeting that either (i) no investment opportunities that overlap with any Regulated Fund's Objectives and Strategies and Board-Established Criteria were discussed at the meeting or (ii) an investment opportunity overlapping with a Regulated Fund's Objectives and Strategies and Board-Established Criteria was discussed and that a representative from the Legal department or Compliance department was present at the meeting and recorded minutes.

[8]   The reason for any such adjustment to a proposed order amount will be documented in writing and preserved in the records of the Advisers.

If the aggregate Internal Orders for a Potential Co-Investment Transaction do not exceed the size of the investment opportunity immediately prior to the submission of the orders to the underwriter, broker, dealer or issuer, as applicable (the "*External Submission*"), then each Internal Order will be fulfilled as placed. If, on the other hand, the aggregate Internal Orders for a Potential Co-Investment Transaction exceed the size of the investment opportunity immediately prior to the External Submission, then the allocation of the opportunity will be made pro rata on the basis of the size of the Internal Orders.[9] If, subsequent to such External Submission, the size of the opportunity is increased or decreased, or if the terms of such opportunity, or the facts and circumstances applicable to the Regulated Funds' or the Affiliated Funds' consideration of the opportunity, change, the participants will be permitted to submit revised Internal Orders in accordance with written allocation policies and procedures that the Advisers will establish, implement and maintain; provided that, if the size of the opportunity is decreased such that the aggregate of the original Internal Orders would exceed the amount of the remaining investment opportunity, then upon submitting any revised order amount to the Board of a Regulated Fund for approval, the Adviser to the Regulated Fund will also notify the Board promptly of the amount that the Regulated Fund would receive if the remaining investment opportunity were allocated pro rata on the basis of the size of the original Internal Orders. The Board of the Regulated Fund will then either approve or disapprove of the investment opportunity in accordance with Condition 2, 6, 7, 8 or 9, as applicable.

Compliance. The Applicants represent that the Advisers' allocation review process will be a robust process designed as part of their overall compliance policies and procedures to ensure that every client is treated fairly and that the Advisers are following their allocation policies. The entire allocation process will be monitored and reviewed by the compliance team, led by the chief compliance officer, and approved by the Board of each Regulated Fund.

(c)   Approval of Potential Co-Investment Transactions

A Regulated Fund will enter into a Potential Co-Investment Transaction with one or more other Regulated Funds and/or Affiliated Funds only if, prior to the Regulated Fund's participation in the Potential Co-Investment Transaction, the Required Majority approves it in accordance with the Conditions of this Order.

In the case of a BDC Downstream Fund with an Independent Party consisting of a transaction committee or advisory committee, the individuals on the committee would possess experience and training comparable to that of the directors of the parent Regulated Fund and sufficient to permit them to make informed decisions on behalf of the applicable BDC Downstream Fund. The use of Independent Parties for BDC Downstream Funds results in a standard of approval that Applicants believe is equally as stringent as the standard of approval that a board of directors would apply. Most importantly, Applicants represent that the Independent Parties of the BDC Downstream Funds would be bound (by law or by contract) by fiduciary duties comparable to those applicable to the directors of the parent Regulated Fund, including a duty to act in the best interests of their respective funds when approving transactions. These duties would apply in the case of all Potential Co-Investment Transactions, including transactions that could present a conflict of interest.

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[9]   The Advisers will maintain records of all proposed order amounts, Internal Orders and External Submissions in conjunction with Potential Co-Investment Transactions. Each applicable Adviser will provide the Eligible Directors with information concerning the Affiliated Funds' and Regulated Funds' order sizes to assist the Eligible Directors with their review of the applicable Regulated Fund's investments for compliance with the Conditions.

Further, Applicants believe that the existence of differing routes of approval between the BDC Downstream Funds and other Regulated Funds would not result in Applicants investing through the BDC Downstream Funds in order to avoid obtaining the approval of a Regulated Fund's Board. Each Regulated Fund and BDC Downstream Fund has its own Objectives and Strategies and may have its own Board-Established Criteria, the implementation of which depends on the specific circumstances of the entity's portfolio at the time an investment opportunity is presented. As noted above, consistent with its duty to its BDC Downstream Funds, the Independent Party must reach a conclusion on whether or not an investment is in the best interest of its relevant BDC Downstream Funds. An investment made solely to avoid an approval requirement at the Regulated Fund level should not be viewed as in the best interest of the entity in question and, thus, would not be approved by the Independent Party.

Applicants represent that the use of Independent Parties has been common practice in institutional funds for many years and sophisticated investors, including global institutional investors, have relied on their presence in fund structures to ensure equitable treatment. Moreover, although a traditional board of directors would not be required to approve Co-Investment Transactions for a BDC Downstream Fund, a Board of a Regulated Fund would be required, as part of the overall duty of care that it owes to that Regulated Fund and its shareholders, to monitor the Co-investment Transaction activity of the Regulated Fund's respective BDC Downstream Funds to ensure that no pattern of abuse was extant.

A Regulated Fund may participate in Pro Rata Dispositions (defined below) and Pro Rata Follow-On Investments (defined below) without obtaining prior approval of the Required Majority in accordance with Conditions 6(c)(i) and 8(b)(i).

2.   Delayed Settlement

All Regulated Funds and Affiliated Funds participating in a Co-Investment Transaction will invest at the same time, for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other. However, the settlement date for an Affiliated Fund in a Co-Investment Transaction may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa, for one of two reasons. First, this may occur when the Affiliated Fund or Regulated Fund is not yet fully funded because, when the Affiliated Fund or Regulated Fund desires to make an investment, it must call capital from its investors to obtain the financing to make the investment, and in these instances, the notice requirement to call capital could be as much as ten business days. Accordingly, if a fund has called committed capital from its investors but the investors have not yet funded the capital calls, it may need to delay settlement during the notice period. Second, delayed settlement may also occur where, for tax or regulatory reasons, an Affiliated Fund or Regulated Fund does not purchase new issuances immediately upon issuance but only after a short seasoning period of up to ten business days. Nevertheless, in all cases, (i) the date on which the commitment of the Affiliated Funds and Regulated Funds is made will be the same even where the settlement date is not and (ii) the earliest settlement date and the latest settlement date of any Affiliated Fund or Regulated Fund participating in the transaction will occur within ten business days of each other.

Applicants believe that an earlier or later settlement date does not create any additional risk for the Regulated Funds. As described above, the date of commitment will be the same and all other terms, including price, will be the same. Further, the investments by the Regulated Funds and the Affiliated Funds will be independent from each other, and a Regulated Fund would never take on the risk of holding more of a given security than it would prefer to hold in the event that an Affiliated Fund or another Regulated Fund did not settle as expected.

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3.   Permitted Follow-On Investments and Approval of Follow-On Investments

From time to time the Regulated Funds and Affiliated Funds may have opportunities to make Follow-On Investments in an issuer in which a Regulated Fund and one or more other Regulated Funds and/or Affiliated Funds previously have invested and continue to hold an investment. If the Order is granted, Follow-On Investments will be made in a manner that, over time, is fair and equitable to all of the Regulated Funds and Affiliated Funds and in accordance with the proposed procedures discussed above and with the Conditions of the Order.

The Order would divide Follow-On Investments into two categories depending on whether the Regulated Funds and Affiliated Funds holding investments in the issuer previously participated in a Co-Investment Transaction with respect to the issuer and continue to hold any securities acquired in a Co-Investment Transaction for that issuer. If such Regulated Funds and Affiliated Funds have previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Follow-On Investment would be subject to the process discussed in Section III.A.3.a. below and governed by Condition 8. These Follow-On Investments are referred to as "***Standard Review Follow-Ons***." If such Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Follow-On Investment would be subject to the "onboarding process" discussed in Section III.A.3.b. below and governed by Condition 9. These Follow-On Investments are referred to as "***Enhanced Review Follow-Ons***."

(a)   Standard Review Follow-Ons

A Regulated Fund may invest in Standard Review Follow-Ons either with the approval of the Required Majority using the procedures required under Condition 8(c) or, where certain additional requirements are met, without Board approval under Condition 8(b).

A Regulated Fund may participate in a Standard Review Follow-On without obtaining the prior approval of the Required Majority if it is (i) a Pro Rata Follow-On Investment or (ii) a Non-Negotiated Follow-On Investment.

A "***Pro Rata Follow-On Investment***" is a Follow-On Investment (i) in which the participation of each Affiliated Fund and each Regulated Fund is proportionate to its outstanding investments in the issuer or security, as appropriate,10 immediately preceding the Follow-On Investment, and (ii) in the case of a Regulated Fund, a majority of the Board has approved the Regulated Fund's participation in the pro rata Follow-On Investments as being in the best interests of the Regulated Fund. The Regulated Fund's Board may refuse to approve, or at any time rescind, suspend or qualify, their approval of Pro Rata Follow-On Investments, in which case all subsequent Follow-On Investments will be submitted to the Regulated Fund's Eligible Directors in accordance with Condition 8(c).

A "***Non-Negotiated Follow-On Investment***" is a Follow-On Investment in which a Regulated Fund participates together with one or more Affiliated Funds and/or one or more other Regulated Funds (i) in which the only term negotiated by or on behalf of the funds is price and (ii) with respect to which, if the transaction were considered on its own, the funds would be entitled to rely on one of the JT No-Action Letters.

Applicants believe that these Pro Rata and Non-Negotiated Follow-On Investments do not present a significant opportunity for overreaching on the part of any Adviser and thus do not warrant the

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time or the attention of the Board. Pro Rata Follow-On Investments and Non-Negotiated Follow-On Investments remain subject to the Board's periodic review in accordance with Condition.[10]

(b) Enhanced Review Follow-Ons

One or more Regulated Funds and/or one or more Affiliated Funds holding Pre-Boarding Investments may have the opportunity to make a Follow-On Investment that is a Potential Co-Investment Transaction in an issuer with respect to which they have not previously participated in a Co-Investment Transaction. In these cases, the Regulated Funds and Affiliated Funds may rely on the Order to make such Follow-On Investment subject to the requirements of Condition 9. These enhanced review requirements constitute an "onboarding process" whereby Regulated Funds and Affiliated Funds may utilize the Order to participate in Co-Investment Transactions even though they already hold Pre-Boarding Investments. For a given issuer, the participating Regulated Funds and Affiliated Funds need to comply with these requirements only for the first Co-Investment Transaction. Subsequent Co-Investment Transactions with respect to the issuer will be governed by Condition 8 under the standard review process.

4. Dispositions

The Regulated Funds and Affiliated Funds may be presented with opportunities to sell, exchange or otherwise dispose of securities in a transaction that would be prohibited by Rule 17d-1 or Section 57(a)(4), as applicable. If the Order is granted, such Dispositions will be made in a manner that, over time, is fair and equitable to all of the Regulated and Affiliated Funds and in accordance with procedures set forth in the proposed Conditions to the Order and discussed below.

The Order would divide these Dispositions into two categories: (i) if the Regulated Funds and Affiliated Funds holding investments in the issuer have previously participated in a Co-Investment Transaction with respect to the issuer and continue to hold any securities acquired in a Co-Investment Transaction for such issuer, then the terms and approval of the Disposition (hereinafter referred to as "***Standard Review Dispositions***") would be subject to the process discussed in Section III.A.4.a. below and governed by Condition 6; and (ii) if the Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Disposition (hereinafter referred to as "***Enhanced Review Dispositions***") would be subject to the same "onboarding process" discussed in Section III.A.4.b. above and governed by Condition 7.

(a) Standard Review Dispositions

A Regulated Fund may participate in a Standard Review Disposition either with the approval of the Required Majority using the standard procedures required under Condition 6(d) or, where certain additional requirements are met, without Board approval under Condition 6(c).

A Regulated Fund may participate in a Standard Review Disposition without obtaining the prior approval of the Required Majority if (i) the Disposition is a Pro Rata Disposition or (ii) the securities are Tradable Securities and the Disposition meets the other requirements of Condition 6(c)(ii).

A "***Pro Rata Disposition***" is a Disposition (i) in which the participation of each Affiliated Fund and each Regulated Fund is proportionate to its outstanding investment in the security subject to

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[10] See note 26, below.

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Disposition immediately preceding the Disposition;[11] and (ii) in the case of a Regulated Fund, a majority of the Board has approved the Regulated Fund's participation in pro rata Dispositions as being in the best interests of the Regulated Fund. The Regulated Fund's Board may refuse to approve, or at any time rescind, suspend or qualify, their approval of Pro Rata Dispositions, in which case all subsequent Dispositions will be submitted to the Regulated Fund's Eligible Directors.

In the case of a Tradable Security, approval of the required majority is not required for the Disposition if: (x) the Disposition is not to the issuer or any affiliated person of the issuer;[12] and (y) the security is sold for cash in a transaction in which the only term negotiated by or on behalf of the participating Regulated Funds and Affiliated Funds is price. Pro Rata Dispositions and Dispositions of a Tradable Security remain subject to the Board's periodic review in accordance with Condition 10.

(b) Enhanced Review Dispositions

One or more Regulated Funds and one or more Affiliated Funds that have not previously participated in a Co-Investment Transaction with respect to an issuer may have the opportunity to make a Disposition of Pre-Boarding Investments in a Potential Co-Investment Transaction. In these cases, the Regulated Funds and Affiliated Funds may rely on the Order to make such Disposition subject to the requirements of Condition 7. As discussed above, with respect to investment in a given issuer, the participating Regulated Funds and Affiliated Funds need only complete the onboarding process for the first Co-Investment Transaction, which may be an Enhanced Review Follow-On or an Enhanced Review Disposition.[13] Subsequent Co-Investment Transactions with respect to the issuer will be governed by Condition 6 or 8 under the standard review process.

5. Use of Wholly-Owned Investment Subs

A Regulated Fund may, from time to time, form one or more Wholly-Owned Investment Subs. Such a subsidiary may be prohibited from investing in a Co-Investment Transaction with a Regulated Fund (other than its parent) or any Affiliated Fund because it would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) and Rule 17d-1. Applicants request that each Wholly-Owned Investment Sub be permitted to participate in Co-Investment Transactions in lieu of the applicable parent Regulated Fund that owns it and that the Wholly-Owned Investment Sub's participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Fund were participating directly.

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[11] See note 24, below.

[12] In the case of a Tradable Security, Dispositions to the issuer or an affiliated person of the issuer are not permitted so that funds participating in the Disposition do not benefit to the detriment of Regulated Funds that remain invested in the issuer. For example, if a Disposition of a Tradable Security were permitted to be made to the issuer, the issuer may be reducing its short term assets (i.e., cash) to pay down long term liabilities.

[13] However, with respect to an issuer, if a Regulated Fund's first Co-Investment Transaction is an Enhanced Review Disposition, and the Regulated Fund does not dispose of its entire position in the Enhanced Review Disposition, then before such Regulated Fund may complete its first Standard Review Follow-On in such issuer, the Eligible Directors must review the proposed Follow-On Investment not only on a stand-alone basis but also in relation to the total economic exposure in such issuer (i.e., in combination with the portion of the Pre-Boarding Investment not disposed of in the Enhanced Review Disposition), and the other terms of the investments. This additional review is required because such findings were not required in connection with the prior Enhanced Review Disposition, but they would have been required had the first Co-Investment Transaction been an Enhanced Review Follow-On.

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Applicants represent that this treatment is justified because a Wholly-Owned Investment Sub would have no purpose other than serving as a holding vehicle for the Regulated Fund's investments and, therefore, no conflicts of interest could arise between the parent Regulated Fund and the Wholly-Owned Investment Sub. The Board of the parent Regulated Fund would make all relevant determinations under the Conditions with regard to a Wholly-Owned Investment Sub's participation in a Co-Investment Transaction, and the Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Sub in the Regulated Fund's place. If the parent Regulated Fund proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subs, the Board of the parent Regulated Fund will also be informed of, and take into consideration, the relative participation of the Regulated Fund and the Wholly-Owned Investment Sub.

B.   Applicable Law

A1.   Section 17(d) and Section 57(a)(4)

Section 17(d) of the 1940 Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the 1940 Act), or an affiliated person of such affiliated person, of a registered closed-end investment company acting as principal, from effecting any transaction in which the registered closed-end investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered closed-end investment company on a basis different from or less advantageous than that of such other participant. Rule 17d-1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any "joint enterprise or other joint arrangement or profit-sharing plan," as defined in the rule, without prior approval by the Commission by order upon application.

Similarly, with regard to BDCs, Section 57(a)(4) of the 1940 Act prohibits certain persons specified in Section 57(b) of the 1940 Act from participating in a joint transaction with athe BDC, or a company controlled by athe BDC, in contravention of rules as prescribed by the Commission. In particular, Section 57(a)(4) of the 1940 Act applies to:

- Any director, officer, employee, or member of an advisory board of a BDC, or any person (other than the BDC itself) who is an affiliated person of the foregoingforgoing pursuant to Section 2(a)(3)(C) of the 1940 Act; or

- Any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with, a BDC, [7] (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC);[14] or any person who is an affiliated person of any of the foregoingforgoing within the meaning of Section 2(a)(3)(C) or (D) of the 1940 Act.

[7] Excluded from this category are the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not otherwise be under common control with the BDC.

[14]   Also excluded from this category by Rule 57b-1 is any person who would otherwise be included (a) solely because that person is directly or indirectly controlled by a business development company, or (b) solely because that person is, within the meaning of Section 2(a)(3)(C) or (D), an affiliated person of a person described in (a) above.

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Pursuant to the foregoing application of Section 57(a)(4), BDC Downstream Funds on the one hand and other Regulated Funds and Affiliated Funds on the other, may not co-invest absent an exemptive order because the BDC Downstream Funds are controlled by a BDC and the Affiliated Funds and other Regulated Funds are included in Section 57(b).

Section 2(a)(3)(C) ~~of the 1940 Act~~ defines an "affiliated person" of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(~~9) of the 1940 Act~~3)(D) defines "any officer, director, partner, copartner, or employee" of an affiliated person as an affiliated person. Section 2(a)(9) defines "control" as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company. Under Section 2(a)(9) ~~of the 1940 Act~~ a person who beneficially owns, either directly or through one or more controlled companies, more than 25% of the voting securities of a company is presumed to control such company. The Commission and its staff have indicated on a number of occasions their belief that an investment adviser ~~controls the fund that it advises~~ that provides discretionary investment management services to a fund and that sponsored, selected the initial directors, and provides administrative or other non-advisory services to the fund, controls such fund, absent compelling evidence to the contrary.[8][15]

~~SPC is the investment adviser to the Private Funds and Management is the investment adviser to the Company. An Adviser will be the investment adviser to each of the Future Regulated Funds. SPC may be deemed to control Management and any other Adviser will be controlling, controlled by, or under common control with SPC. In addition, an Adviser will be the investment adviser to each Affiliated Fund. The Regulated Funds may be deemed to be under common control, and thus affiliated persons of each other under Section 2(a)(3)(C) of the 1940 Act. In addition, the Affiliated Funds may be deemed to be under common control with the Regulated Funds, and thus affiliated persons of each Regulated Fund under Section 2(a)(3)(C) of the 1940 Act. As a result, these relationships might cause a Regulated Fund and one or more other Regulated Funds and/or one or more Affiliated Funds participating in Co-Investment Transactions to be subject to Sections 17(d) or 57(a)(4) of the 1940 Act, and thus subject to the provisions of Rule 17d-1 under the 1940 Act.~~

~~B~~2. Rule 17d-1

Rule 17d-1 ~~under the 1940 Act~~ generally prohibits an affiliated person (as defined in Section 2(a)(3)), or an affiliated person of such affiliated person, of a registered investment company acting as principal, from effecting any transaction in which the registered investment company, or a company controlled by such registered company, is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such first or second tier affiliate. Rule 17d-1 generally prohibits participation by a registered investment company and

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[8][15]   See, e.g.~~, In re Investment Company Mergers~~, SEC Rel. No. IC-~~25259~~4697 (~~Nov~~Sept. 8, ~~2001); In re Steadman Security Corp., 46 S.E.C. 896, 920 n.81 (1977) ("[T]he investment adviser almost always controls the fund. Only in the very rare case where the adviser's role is simply that of advising others who may or may not elect to be guided by his advice…can the adviser realistically be deemed not in control.")~~1966) ("For purposes of Section 2(a)(3)(C), affiliation based upon control would depend on the facts of the given situation, including such factors as extensive interlocks of officers, directors or key personnel, common investment advisers or underwriters, etc."); Lazard Freres Asset Management, SEC No-Action Letter (pub. avail. Jan. 10, 1997) ("While, in some circumstances, the nature of an advisory relationship may give an adviser control over its client's management or policies, whether an investment company and another entity are under common control is a factual question…").

an affiliated person (as defined in Section 2(a)(3) ~~of the 1940 Act~~) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any "joint enterprise or other joint arrangement or profit-sharing plan," as defined in the rule, without prior approval by the Commission by order upon application.

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) ~~of the 1940 Act~~ and made applicable to ~~BDCs~~persons subject to Sections 57(a) and (d) by Section 57(i) ~~of~~to the ~~1940 Act~~extent specified therein. Section 57(i) ~~of the 1940 Act~~ provides that, until the Commission prescribes rules under ~~Section~~Sections 57(a) and (~~4~~d) ~~of the 1940 Act~~, the Commission's rules under Section 17(d) ~~of the 1940 Act~~ applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a) or (d). Because the Commission has not adopted any rules under Section 57(a) or (~~4~~d) ~~of the 1940 Act~~, Rule 17d-1 ~~under the 1940 Act~~ applies to persons subject to the prohibitions of Section 57(a) or (d).

Applicants seek relief pursuant to Rule 17~~d-1 under the 1940 Act~~d-1, which permits the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule 17~~d-1 under the 1940 Act~~d-1, the Commission is directed by Rule 17d-1(b) ~~under the 1940 Act~~ to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement under scrutiny is consistent with the provisions, policies and purposes of the ~~1940~~ Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

The Commission has stated that Section 17(d) ~~of the 1940 Act~~, upon which Rule 17d-1 ~~under the 1940 Act~~ is based, and upon which Section 57(a)(4) ~~of the 1940 Act~~ was modeled, was designed to protect investment companies from self-dealing and overreaching by insiders. The Commission has also taken notice that there may be transactions subject to these prohibitions that do not present the dangers of overreaching. ~~See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed. Sec. L. Rep., Extra Edition (May 29, 1992) at 488 et seq.~~ [16] The Court of Appeals for the Second Circuit has enunciated a like rationale for the purpose behind Section 17(d): "The objective of [Section] 17(d) ~~. . .~~…is to prevent ~~. . .~~…injuring the interest of stockholders of registered investment companies by causing the company to participate on a basis different from or less advantageous than that of such other participants." ~~Securities and Exchange Commission v. Talley Industries, Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969).~~ [17] Furthermore, Congress acknowledged that the protective system established by the enactment of Section 57 is "similar to that applicable to registered investment companies under Section 17 ~~of the 1940 Act~~, and rules thereunder, but is modified to address concerns relating to unique characteristics presented by business development companies." ~~H.Rep. No. 96-1341, 96th Cong., 2d Sess. 45 (1980) reprinted in 1980 U.S.C.C.A.N. 4827.~~ [18]

Applicants believe that the Conditions ~~of this Application~~ would ensure that the conflicts of interest that Section 17(d) and Section 57(a)(4) ~~of the 1940 Act~~ were designed to prevent would be addressed and the standards for an order under Rule 17d-1 ~~under the 1940 Act are~~and Section 57(i) would be met.

[16]   See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed. Sec. L. Rep., Extra Edition (May 29, 1992) at 488 et seq.

[17]   Securities and Exchange Commission v. Talley Industries, Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969).

[18]   H.Rep. No. 96-1341, 96th Cong., 2d Sess. 45 (1980) reprinted in 1980 U.S.C.C.A.N. 4827.

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C.   ~~Protection Provided by the Proposed Conditions~~Need for Relief

~~Applicants believe that the proposed Conditions, as discussed more fully in Section III.D. of this Application, will ensure the protection of shareholders of the Regulated Funds and compliance with the purposes and policies of the 1940 Act with respect to the Co-Investment Transactions. In particular, the Conditions, as outlined below, would ensure that each Regulated Fund would only invest in investments that are appropriate to the interests of shareholders and the investment needs and abilities of that Regulated Fund. In addition, each Regulated Fund would be able to invest on equal footing with each other Regulated Fund and any Affiliated Funds, including identical terms, conditions, price, class of securities purchased, settlement date, and registration rights. Each Regulated Fund would have the ability to engage in Follow-On Investments in a fair manner consistent with the protections of the other Conditions. Each Regulated Fund would have the ability to participate on a proportionate basis, at the same price and on the same terms and conditions in any sale of a security purchased in a Co-Investment Transaction. Fees and expenses of Co-Investment Transactions would be borne by the applicable Adviser, or shared pro rata among the Regulated Funds and Affiliated Funds who participate in the Co-Investment Transactions. The Conditions would also prevent a Regulated Fund from investing under the Order in a Potential Co-Investment Transaction in any current investments of an affiliated person other than through a Follow-On Investment, which eliminates the possibility of a Regulated Fund from being forced to invest in a manner that would benefit an affiliated person's existing investment. Also, sufficient records of any Co-Investment Transactions would be maintained to permit the examination staff of the Commission to monitor compliance with the terms of the requested order.~~

Co-Investment Transactions are prohibited by either or both of Rule 17d-1 and Section 57(a)(4) without a prior exemptive order of the Commission to the extent that the Affiliated Funds and the Regulated Funds participating in such transactions fall within the category of persons described by Rule 17d-1 and/or Section 57(b), as modified by Rule 57b-1 thereunder, as applicable, vis-à-vis each participating Regulated Fund.

SPC and Distressed Opportunities Management are the investment advisers to the Existing Affiliated Funds and Management is the investment adviser to the Company. An Adviser will be the investment adviser to each of the Future Regulated Funds. SPC may be deemed to control Management and any other Adviser will be controlling, controlled by, or under common control with SPC. In addition, an Adviser will be the investment adviser to each Affiliated Fund. The Regulated Funds may be deemed to be under common control, and thus affiliated persons of each other under Section 2(a)(3)(C) of the 1940 Act. In addition, the Affiliated Funds may be deemed to be under common control with the Regulated Funds, and thus affiliated persons of each Regulated Fund under Section 2(a)(3)(C) of the 1940 Act. As a result, these relationships might cause a Regulated Fund and one or more other Regulated Funds and/or one or more Affiliated Funds participating in Co-Investment Transactions to be subject to Sections 17(d) or 57(a)(4) of the 1940 Act, and thus subject to the provisions of Rule 17d-l under the 1940 Act.

D.   Precedents

~~The Conditions impose a variety of duties on the SPC Advisers with respect to Co-Investment Transactions and Potential Co-Investment Transactions by the Regulated Funds. These duties include determinations regarding investment appropriateness, the appropriate level of investment, and the provision of information to the Board of any Regulated Fund. In addition, when considering Potential Co-Investment Transactions for any Regulated Fund, the applicable Adviser will consider only the Objectives and Strategies[9] and any Board-Established Criteria,[10] investment policies, investment~~

~~[9] "Objectives and Strategies" means a Regulated Fund's investment objectives and strategies, as described in the~~

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positions, Available Capital (defined below), and other pertinent factors applicable to that Regulated Fund. Each Adviser, as applicable, undertakes to perform these duties consistently for each Regulated Fund, as applicable, regardless of which of them serves as investment adviser to these entities. The participation of a Regulated Fund in a Potential Co-Investment Transaction may only be approved by a required majority, as defined in Section 57(o) (a "Required Majority"),[11] of the directors of the Board eligible to vote on that Co-Investment Transaction under Section 57(o) (the "Eligible Directors").[12]

The Applicants believe that the use of Board-Established Criteria for each of the Regulated Funds is appropriate based on the size and scope of the SPC Advisers' advisory business. The SPC Advisers consider a large number of investment opportunities, many of which would not be appropriate for one or more Regulated Funds. By using the Board-Established Criteria for a Regulated Fund, an Adviser will be able to limit the Potential Co-Investment Transactions it considers for the Regulated Fund to objective, verifiable, and testable criteria established by the Regulated Fund's Board. In addition to the other protections offered by the conditions to the Application, using Board-Established Criteria in the allocation of Potential Co-Investment Transactions will further reduce the risk of subjectivity in the Adviser's determination of whether an investment opportunity is appropriate for a Regulated Fund. In connection with the Board's annual review of the continued appropriateness of any Board-Established Criteria under condition 9, the Regulated Fund's Adviser will provide information regarding any Co-Investment Transaction (including, but not limited to Follow-On Investments) effected by the Regulated Fund that did not fit within the then-current Board-Established Criteria.

The amount of each Regulated Fund's capital available for investment ("Available Capital") will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the

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Regulated Fund's registration statement on Form N-2, other filings the Regulated Fund has made with the Commission under the 1933 Act, or under the Securities Exchange Act of 1934, and the Regulated Fund's reports to shareholders.

[10] "Board-Established Criteria" means criteria that the Board of a Regulated Fund may establish from time to time to describe the characteristics of Potential Co-Investment Transactions regarding which each SPC Adviser to the Regulated Fund should be notified under condition 1. The Board-Established Criteria will be consistent with a Regulated Fund's Objectives and Strategies. If no Board-Established Criteria are in effect, then each SPC Adviser to a Regulated Fund will be notified of all Potential Co-Investment Transactions that fall within the Regulated Fund's then-current Objectives and Strategies. Board-Established Criteria will be objective and testable, meaning that they will be based on observable information, such as industry/sector of the issuer, minimum earnings before interest expense, income tax expense, depreciation and amortization, or "EBITDA," of the issuer, asset class of the investment opportunity or required commitment size, and not on characteristics that involve a discretionary assessment. Each SPC Adviser to a Regulated Fund may from time to time recommend criteria for the Board's consideration, but Board-Established Criteria will only become effective if approved by a majority of the Independent Directors. The Independent Directors of a Regulated Fund may at any time rescind, suspend or qualify its approval of any Board-Established Criteria, though Applicants anticipate that, under normal circumstances, the Board would not modify these criteria more often than quarterly.

[11] The term "Required Majority" when used with respect to the approval of a proposed Co-Investment Transaction, means both a majority of a BDC's directors or general partners who have no financial interest in such proposed Co-Investment Transaction and a majority of such directors or general partners who are not interested persons of such company.

[12] In the case of a Regulated Fund that is a registered closed-end fund, the Board members that make up the Required Majority will be determined as if the Regulated Fund were a BDC subject to Section 57(o).

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targeted leverage level, targeted asset mix and other investment policies and restrictions set from time to time by the Board of the applicable Regulated Fund or imposed by applicable laws, rules, regulations or interpretations. Likewise, an Affiliated Fund's capital available for investment will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set by the Affiliated Fund's directors, general partners or adviser or imposed by applicable laws, rules, regulations or interpretations.

To allow for an independent review of co-investment activities, the Board of each Regulated Fund will receive, on a quarterly basis, a record of all investments made by Affiliated Funds during the preceding quarter that: (1) were consistent with such Regulated Fund's then current Objectives and Strategies and Board-Established Criteria, but (2) were not made available to such Regulated Fund. This record will include an explanation of why such investment opportunities were not offered to the Regulated Fund.

The Commission has issued numerous exemptive orders under the Act permitting registered investment companies and BDCs to co-invest with affiliated persons.[19] Applicants submit that the allocation procedures set forth in the Conditions for relief are consistent with and expand the range of investor protections found in the orders we cite. We note, in particular, that the co-investment protocol to be followed by the Applicants here is substantially similar to the protocol followed by (i) Apollo Investment Corporation and its affiliates, for which an order was issued on March 29, 2016 (the "*Apollo Order*")[20], (ii) Ares Capital Corporation and its affiliates, for which an order was issued on January 18, 2017 (the "*Ares Order*")[21] and (iii) Oak Tree and its affiliates, for which an order was issued on October 18, 2017 (the "*Oaktree Order*").[22]

While Applicants have sought to conform substantial portions of this Application and the Conditions herein to recent precedent, most of the recent orders involving joint transactions, apart from the Apollo Order, the Ares Order and the Oaktree Order, have involved one or two managers that advise a small number of BDCs or regulated funds, on the one hand, and a small number of private funds, on the other hand. As discussed above, Applicants have numerous private funds, which have similar, but not identical investment objectives and policies. Due to the size and complexity of Applicants' operations, Applicants believe that an order based on existing precedents, other than the Apollo Order, the Ares Order and the Oaktree Order, would not provide sufficient flexibility for the Regulated Funds to participate in attractive and appropriate investment opportunities that would be beneficial to their security holders. Thus, for example, Applicants propose to limit the Potential Co-Investment

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[19] See, e.g., Oaktree Strategic Income, LLC, et al. (File No. 812-14758) Release No. IC-32862 (October 18, 2017) (order), Release No. IC-32831 (September 22, 2017) (notice); Golub Capital BDC, Inc., et al. (File No. 812-13764) Release No. IC-32509 (February 27, 2017) (order), Release No. IC-32461 (January 31, 2017) (notice); Ares Capital Corporation, et al. (File No. 812-13603) Release No. IC-32427 (January 18, 2017) (order), Release No. IC-32399 (December 21, 2016) (notice); Goldman Sachs BDC, Inc., et al. (File No. 812-14219) Release No. IC-32409 (January 4, 2017) (order), Release No. IC-32382 (December 7, 2016) (notice); Apollo Investment Corporation, et al. (File No. 812-13754) Release No. IC-32057 (March 29, 2016) (order), Release No. IC-32019 (March 2, 2016) (notice); Prospect Capital Corporation, et al. (File No. 812-14199) Release No. IC-30909 (Feb. 10, 2014) (order), Release No. IC-30855 (Jan. 13, 2014) (notice); Medley Capital Corporation, et al. (File No. 812-14020) Release No. IC-30807 (Nov. 25, 2013) (order), Release No. IC-30769 (Oct. 28, 2013) (notice); Stellus Capital Investment Corporation, et al. (File No. 812-14061) Release No. IC-30754 (Oct. 23, 2013) (order), Release No. IC-30739 (Sept. 30, 2013) (notice).

[20] Apollo Investment Corporation, supra note 6.

[21] Ares Capital Corporation, et al., supra note 6.

[22] Oaktree Strategic Income, LLC, et al., supra note 6.

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Transactions of which each Adviser would be notified of to those investments that would be consistent with each fund's then-current Objectives and Strategies and Board-Established Criteria, thus reducing unnecessary burdens that would otherwise be imposed on Applicants. In addition, Applicants seek to extend existing precedents to obtain exemptive relief to permit co-investments by BDC Downstream Funds that are not wholly owned subsidiaries of the Regulated Funds, subject to appropriate safeguards built into proposed Conditions.

Applicants believe that the relief requested herein is consistent with the policy underlying the Apollo Order, Ares Order and Oaktree Order, as well as co-investment relief granted by the Commission to other BDCs and to registered closed-end funds.

IV. STATEMENT IN SUPPORT OF RELIEF REQUESTED

In accordance with Rule 17d-1 (made applicable to transactions subject to Section 57(a) by Section 57(i)), the Commission may grant the requested relief as to any particular joint transaction if it finds that the participation of the Regulated Funds in the joint transaction is consistent with the provisions, policies and purposes of the Act and is not on a basis different from or less advantageous than that of other participants. Applicants submit that allowing the Co-Investment Transactions described in this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and the shareholders thereof and (ii) the protections found in the Conditions.

As required by Rule 17d-1(b), the Conditions ensure that the terms on which Co-Investment Transactions may be made will be consistent with the participation of the Regulated Funds being on a basis that it is neither different from nor less advantageous than other participants, thus protecting the equity holders of any participant from being disadvantaged. The Conditions ensure that all Co-Investment Transactions are reasonable and fair to the Regulated Funds and their shareholders and do not involve overreaching by any person concerned, including the Advisers.

A. Potential Benefits

In the absence of the relief sought hereby, in many circumstances the Regulated Funds would be limited in their ability to participate in attractive and appropriate investment opportunities. Section 17(d), Section 57(a)(4) and Rule 17d-1 should not prevent BDCs and registered closed-end investment companies from making investments that are in the best interests of their shareholders.

Each Regulated Fund and its shareholders will benefit from the ability to participate in Co-Investment Transactions. The Board, including the Required Majority, of each Regulated Fund will determine that it is in the best interests of the Regulated Fund to participate in Co-Investment Transactions because, among other matters, (i) the Regulated Fund should be able to participate in a larger number and greater variety of transactions; (ii) the Regulated Fund should be able to participate in larger transactions; (iii) the Regulated Fund should be able to participate in all opportunities approved by a Required Majority or otherwise permissible under the Order rather than risk underperformance through rotational allocation of opportunities among the Regulated Funds; (iv) the Regulated Fund and any other Regulated Funds participating in the proposed investment should have greater bargaining power, more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (v) the Regulated Fund should be able to obtain greater attention and better deal flow from investment bankers and others who act as sources of investments; and (vi) the Conditions are fair to the Regulated Funds and their shareholders.

B.   Protective Representations And Conditions

The Conditions ensure that the proposed Co-Investment Transactions are consistent with the protection of each Regulated Fund's shareholders and with the purposes intended by the policies and provisions of the Act. Specifically, the Conditions incorporate the following critical protections: (i) all Regulated Funds participating in the Co-Investment Transactions will invest at the same time (except that, subject to the limitations in the Conditions, the settlement date for an Affiliated Fund in a Co-Investment Transaction may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa), for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other; (ii) a Required Majority of each Regulated Fund must approve various investment decisions (not including transactions completed on a pro rata basis pursuant to Conditions 6(c)(i) and 8(b)(i) or otherwise not requiring Board approval) with respect to such Regulated Fund in accordance with the Conditions; and (iii) the Regulated Funds are required to retain and maintain certain records.

Applicants believe that participation by the Regulated Funds in Pro Rata Follow-On Investments and Pro Rata Dispositions, as provided in Conditions 6(c)(i) and 8(b)(i), is consistent with the provisions, policies and purposes of the Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata investment or disposition eliminates the possibility for overreaching and unnecessary prior review by the Board. Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.

Applicants also believe that the participation by the Regulated Funds in Non-Negotiated Follow-On Investments and in Dispositions of Tradable Securities without the approval of a Required Majority is consistent with the provisions, policies and purposes of the Act as there is no opportunity for overreaching by affiliates.

If an Adviser ~~or~~, its principals, or any person controlling, controlled by, or under common control with the Adviser or its principals, and ~~any~~the Affiliated ~~Fund~~Funds (collectively, the "*Holders*") own in the aggregate more than 25~~%~~ percent of the outstanding voting shares of a Regulated Fund (the "*Shares*"), then the Holders will vote such Shares as required under Condition ~~14~~15.

Applicants believe that this ~~process (as set forth in Condition 14)~~condition will ensure that the ~~Non-Interested~~Independent Directors[13] will act independently in evaluating ~~the~~ Co-Investment ~~Program~~Transactions, because the ability of the Adviser or its principals to influence the ~~Non-Interested~~Independent Directors by a suggestion, explicit or implied, that the ~~Non-Interested~~Independent Directors can be removed if desired by the Holders will be limited significantly. The ~~Non-Interested~~Independent Directors shall evaluate and approve any ~~such~~ independent ~~third~~ party~~, as required by the condition~~, taking into account its qualifications, reputation for independence, cost to the shareholders, and other factors that they deem relevant.

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[13] ~~The term "Non-Interested Directors" refers to the directors of a Regulated Fund who are not "interested persons" of the Regulated Fund as defined in Section 2(a)(19) of the 1940 Act. No Non-Interested Director of a Regulated Fund will have a financial interest in any Co-Investment Transaction, other than indirectly through share ownership in one of the Regulated Funds.~~

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In sum, the Applicants believe that the ~~proposed~~ Conditions would ensure that each Regulated Fund that participates in ~~a~~any type of Co-Investment Transaction does not participate on a basis different from, or less advantageous than, that of such other participants for purposes of Section 17(d) or Section 57(a)(4) and the Rules under the Act. As a result, ~~the~~ Applicants ~~also~~ believe that the participation of the Regulated Funds in Co-Investment Transactions ~~done~~ in accordance with the Conditions would be consistent with the provisions, policies, and purposes of the ~~1940~~ Act, and would be done in a manner that was not different from, or less advantageous than, the other participants.

~~With respect to each Wholly-Owned Investment Sub, such a subsidiary would be prohibited from investing in a Co-Investment Transaction with any Affiliated Fund or Regulated Fund because it would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act. Applicants request that each Wholly-Owned Investment Sub be permitted to participate in Co-Investment Transactions in lieu of its parent Regulated Fund and that the Wholly-Owned Investment Sub's participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Fund were participating directly. Applicants represent that this treatment is justified because a Wholly-Owned Investment Sub would have no purpose other than serving as a holding vehicle for the Regulated Fund's investments and, therefore, no conflicts of interest could arise between the Regulated Fund and the Wholly-Owned Investment Sub. The Regulated Fund's Board would make all relevant determinations under the Conditions with regard to a Wholly-Owned Investment Sub's participation in a Co-Investment Transaction, and the Regulated Fund's Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Sub in the Regulated Fund's place. If the Regulated Fund proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subs, the Board will also be informed of, and take into consideration, the relative participation of the Regulated Fund and the Wholly-Owned Investment Sub.~~

~~D~~V. ~~Proposed Conditions~~**CONDITIONS**

Applicants agree that any Order granting the requested relief shall be subject to the following Conditions:

1. Identification and Referral of Potential Co-Investment Transactions

(a) The Advisers will establish, maintain and implement policies and procedures reasonably designed to ensure that each Adviser is promptly notified of all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies and Board-Established Criteria of any Regulated Fund the Adviser manages.

~~1.~~(b) ~~Each time~~When an Adviser ~~considers~~to a Regulated Fund is notified of a Potential Co-Investment Transaction ~~for an Affiliated Fund or another Regulated Fund that falls within a Regulated Fund's then-current Objectives and Strategies and Board-Established Criteria, the Regulated Fund's~~under Condition 1(a), the Adviser will make an independent determination of the appropriateness of the investment for ~~such~~the Regulated Fund in light of the Regulated Fund's then-current circumstances.

2. Board Approvals of Co-Investment Transactions

~~2.~~ (a) If the Adviser deems a Regulated Fund's participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, it will then determine an appropriate level of investment for the Regulated Fund.

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(b)   If the aggregate amount recommended by the ~~applicable Adviser~~Advisers to be invested ~~by the applicable Regulated Fund~~ in the Potential Co-Investment Transaction~~, together with the amount proposed to be invested by the other~~ by the participating Regulated Funds and~~/or~~ any participating Affiliated Funds, collectively~~, in the same transaction~~, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on ~~each participant's Available Capital, up to the amount proposed to be invested by each. The applicable Adviser will~~the size of the Internal Orders, as described in Section III.A.1.b. above. Each Adviser to a participating Regulated Fund will promptly notify and provide the Eligible Directors ~~of each participating Regulated Fund~~ with information concerning ~~each participating party's Available Capital~~the Affiliated Funds' and Regulated Funds' order sizes to assist the Eligible Directors with their review of the applicable Regulated Fund's investments for compliance with these ~~allocation procedures~~Conditions.

(c)   After making the determinations required in ~~Conditions~~Condition 1 ~~and 2~~(~~a~~b)~~,~~ ~~the applicable~~ above, each Adviser ~~will~~to a participating Regulated Fund will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each participating Regulated Fund and each participating Affiliated Fund) to the Eligible Directors of ~~each~~its participating Regulated ~~Fund~~Fund(s) for their consideration. A Regulated Fund will ~~co-invest~~enter into a Co-Investment Transaction with one or more other Regulated Funds ~~and/or one or more~~or Affiliated Funds only if, prior to the Regulated Fund's participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i)   the terms of the ~~Potential Co-Investment Transaction~~transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its ~~shareholders~~equity holders and do not involve overreaching in respect of the Regulated Fund or its ~~shareholders~~equity holders on the part of any person concerned;

(ii)   the ~~Potential Co-Investment Transaction~~transaction is consistent with:

(A~~.~~)   the interests of the ~~shareholders of the~~ Regulated ~~Fund~~Fund's equity holders; and

(B~~.~~)   the Regulated Fund's then-current Objectives and Strategies ~~and Board-Established Criteria~~;

(iii)   the investment by any other Regulated ~~Funds~~Fund(s) or Affiliated ~~Funds~~Fund(s) would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from, or less advantageous than, that of any other Regulated ~~Funds~~Fund(s) or Affiliated ~~Funds~~Fund(s) participating in the transaction; provided that~~,~~ the Required Majority shall not be prohibited from reaching the conclusions required by this Condition 2(c)(iii) if:

(A)   the settlement date for another Regulated Fund or an Affiliated Fund in a Co-Investment Transaction is later than the settlement date for the Regulated Fund by no more than ten business days or earlier than the settlement date for the Regulated Fund by no more than ten business days, in either case, so long as: (x) the date on which the commitment of the Affiliated Funds and Regulated Funds is made is the same; and (y) the earliest settlement date and the latest settlement date of any Affiliated Fund or Regulated Fund

28

participating in the transaction will occur within ten business days of each other; or

(B)   any other Regulated Fund or Affiliated Fund, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company's board of directors ~~or~~, the right to have a board observer or any similar right to participate in the governance or management of the portfolio company~~, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this Condition (2)(c)(iii), if:~~ so long as: (x) ~~A.~~   the Eligible Directors will have the right to ratify the selection of such director or board observer, if any; (y) ~~B.~~   the ~~applicable~~ Adviser agrees to, and does, provide periodic reports to the Regulated Fund's Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and (z) ~~C.~~ any fees or other compensation that any other Regulated Fund or Affiliated Fund or any ~~Regulated Fund or any~~ affiliated person of any ~~Affiliated~~other Regulated Fund or ~~any Regulated~~Affiliated Fund receives in connection with the right of ~~an Affiliated Fund or a~~one or more Regulated ~~Fund~~Funds or Affiliated Funds to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among ~~the~~any participating Affiliated Funds (who ~~each~~ may, in turn, share ~~its~~their portion with ~~its~~their affiliated persons) and ~~the~~any participating Regulated ~~Funds~~Fund(s) in accordance with the amount of each such party's investment; and

(iv)   the proposed investment by the Regulated Fund will not involve compensation, remuneration or a direct or indirect[23] financial benefit to the ~~SPC~~ Advisers, any other Regulated Fund, the Affiliated Funds ~~or the other Regulated Funds~~ or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by Condition ~~13~~14, (B) to the extent permitted by Section 17(e) or 57(k) ~~of the 1940 Act~~, as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in Condition 2(c)(iii)(~~C~~B)(z).

3.   Right to Decline. Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

~~4.   The applicable Adviser will present to the Board of each Regulated Fund, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds or Affiliated Funds during the preceding quarter that fell within the Regulated Fund's then-current Objectives and Strategies and Board-Established Criteria that were not made available to the Regulated Fund, and an explanation of why the investment opportunities were not offered to the Regulated Fund. All information presented to the Board pursuant to this Condition will be kept for the life of the~~

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[23]   For example, procuring the Regulated Fund's investment in a Potential Co-Investment Transaction to permit an affiliate to complete or obtain better terms in a separate transaction would constitute an indirect financial benefit.

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~~Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.~~

~~5~~4.   General Limitation. Except for Follow-On Investments made in accordance with ~~Condition~~Conditions 8 and 9 below,[~~14~~24] a Regulated Fund will not invest in reliance on the Order in any issuer in which ~~another Regulated Fund, Affiliated Fund, or any affiliated person of another Regulated Fund or Affiliated Fund is an existing investor~~a Related Party has an investment.

~~6~~5.   Same Terms and Conditions. A Regulated Fund will not participate in any Potential Co-Investment Transaction unless (i) the terms, conditions, price, class of securities to be purchased, ~~settlement~~ date, on which the commitment is entered into and registration rights (if any) will be the same for each participating Regulated Fund and Affiliated Fund and (ii) the earliest settlement date and the latest settlement date of any participating Regulated Fund or Affiliated Fund will occur as close in time as practicable and in no event more than ten business days apart. The grant to ~~an Affiliated Fund or another~~one or more Regulated ~~Fund~~Funds or Affiliated Funds, but not the respective Regulated Fund, of the right to nominate a director for election to a portfolio company's board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this Condition ~~6~~5, if ~~Conditions~~Condition 2(c)(iii)~~(A), (B)~~ ~~and (C) are~~is met.

6.   Standard Review Dispositions.

~~7.~~   (a)~~If any Affiliated Fund or~~   General. If any Regulated Fund or Affiliated Fund elects to sell, exchange or otherwise dispose of an interest in a security ~~that was acquired~~and one or more Regulated Funds and Affiliated Funds have previously participated in a Co-Investment Transaction~~, the applicable SPC Advisers will~~ with respect to the issuer, then:

(i)   the Adviser to such Regulated Fund or Affiliated Fund will notify each Regulated Fund that ~~participated~~holds an investment in the ~~Co-Investment Transaction~~issuer of the proposed ~~disposition~~Disposition at the earliest practical time; and

(ii)   the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to participation by ~~each~~such Regulated Fund in the ~~disposition~~Disposition.

(b)   Same Terms and Conditions. Each Regulated Fund will have the right to participate in such ~~disposition~~Disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the ~~participating~~ Affiliated Funds and any other Regulated ~~Funds~~Fund.

(c)   No Board Approval Required. A Regulated Fund may participate in such ~~disposition~~a Disposition without obtaining prior approval of the Required Majority if:

(i)   (A) the ~~proposed~~ participation of each Regulated Fund and ~~each~~ Affiliated Fund in such ~~disposition~~Disposition is proportionate to its ~~outstanding investments in~~then-current holding of the security (or securities) of the issuer

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[~~14~~24]   This exception applies only to Follow-On Investments by a Regulated Fund in issuers in which ~~the~~that Regulated Fund already holds investments.

30

~~immediately preceding the disposition~~that is (or are) the subject of the Disposition;[25] (~~ii~~B) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such ~~dispositions~~Dispositions on a pro rata basis (as described in greater detail in ~~this application~~the Application); and (~~iii~~C) the Board of the Regulated Fund is provided on a quarterly basis with a list of all ~~dispositions~~Dispositions made in accordance with this Condition~~.~~; or

(ii)   each security is a Tradable Security and (A) the Disposition is not to the issuer or any affiliated person of the issuer; and (B) the security is sold for cash in a transaction in which the only term negotiated by or on behalf of the participating Regulated Funds and Affiliated Funds is price.

(d)   *Standard Board Approval.* In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund's participation to the Eligible Directors~~,~~ and the Regulated Fund will participate in such ~~disposition~~Disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund's best interests.

7.   Enhanced Review Dispositions.

(a)   *General.* If any Regulated Fund or Affiliated Fund elects to sell, exchange or otherwise dispose of a Pre-Boarding Investment in a Potential Co-Investment Transaction and the Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer:

(~~d~~i)   ~~Each~~the Adviser to such Regulated Fund or Affiliated Fund ~~and~~will notify each Regulated Fund ~~will bear its own expenses in connection with any such disposition.~~that holds an investment in the issuer of the proposed Disposition at the earliest practical time;

~~8.   (a) If any Affiliated Fund or any Regulated Fund desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, the applicable SPC Advisers will:~~

(ii)   the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to participation by such Regulated Fund in the Disposition; and

(iii)   the Advisers will provide to the Board of each Regulated Fund that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Funds and Affiliated Funds, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this Condition.

(b)   *Enhanced Board Approval.* The Adviser will provide its written recommendation as to the Regulated Fund's participation to the Eligible Directors, and the Regulated Fund will participate in such Disposition solely to the extent that a Required Majority determines that:

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[25]   In the case of any Disposition, proportionality will be measured by each participating Regulated Fund's and Affiliated Fund's outstanding investment in the security in question immediately preceding the Disposition.

(i)   the Disposition complies with Condition 2(c)(i), (ii), (iii)(A), and (iv); and

(ii)   the making and holding of the Pre-Boarding Investments were not prohibited by Section 57 or Rule 17d-1, as applicable, and records the basis for the finding in the Board minutes.

(c)   *Additional Requirements*: The Disposition may only be completed in reliance on the Order if:

(i)   *Same Terms and Conditions*. Each Regulated Fund has the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and Conditions as those applicable to the Affiliated Funds and any other Regulated Fund;

(ii)   *Original Investments*. All of the Affiliated Funds' and Regulated Funds' investments in the issuer are Pre-Boarding Investments;

(iii)   *Advice of counsel*. Independent counsel to the Board advises that the making and holding of the investments in the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable;

(iv)   *Multiple Classes of Securities*. All Regulated Funds and Affiliated Funds that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Funds and Affiliated Funds hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (x) any Regulated Fund's or Affiliated Fund's holding of a different class of securities (including for this purpose a security with a different maturity date) is immaterial[26] in amount, including immaterial relative to the size of the issuer; and (y) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency, or denominations may be treated as the same security; and

(v)   *No control.* The Affiliated Funds, the other Regulated Funds and their affiliated persons (within the meaning of Section 2(a)(3)(C) of the Act), individually or in the aggregate, do not control the issuer of the securities (within the meaning of Section 2(a)(9) of the Act).

8.   Standard Review Follow-Ons.

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[26]   In determining whether a holding is "immaterial" for purposes of the Order, the Required Majority will consider whether the nature and extent of the interest in the transaction or arrangement is sufficiently small that a reasonable person would not believe that the interest affected the determination of whether to enter into the transaction or arrangement or the terms of the transaction or arrangement.

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(a)   *General.* If any Regulated Fund or Affiliated Fund desires to make a Follow-On Investment in an issuer and the Regulated Funds and Affiliated Funds holding investments in the issuer previously participated in a Co-Investment Transaction with respect to the issuer:

(i)   the Adviser to each such Regulated Fund or Affiliated Fund will notify each Regulated Fund that ~~participated in the Co-Investment Transaction~~holds securities of the portfolio company of the proposed transaction at the earliest ~~practicable~~practical time; and

(ii)   the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to the proposed participation, including the amount of the proposed ~~Follow-On Investment, by each~~investment, by such Regulated Fund.

(b)   *No Board Approval Required.* A Regulated Fund may participate in ~~such~~the Follow-On Investment without obtaining prior approval of the Required Majority if:

(i)   (A) the proposed participation of each Regulated Fund and each Affiliated Fund in such investment is proportionate to its outstanding investments in the issuer or the security at issue, as appropriate,[27] immediately preceding the Follow-On Investment; and (~~ii~~B) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this ~~application~~Application)~~.~~; or

(ii)   it is a Non-Negotiated Follow-On Investment.

(c)   *Standard Board Approval.* In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund's participation to the Eligible Directors~~,~~ and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority ~~determines that it is in the Regulated Fund's best interests.~~makes the determinations set forth in Condition 2(c). If the only previous Co-Investment Transaction with respect to the issuer was an Enhanced Review Disposition the Eligible Directors must complete this review of the proposed Follow-On Investment both on a stand-alone basis and together with the Pre-Boarding Investments in relation to the total economic exposure and other terms of the investment.

(~~c~~d)   *Allocation.* If, with respect to any such Follow-On Investment:

(i)   the amount of the opportunity proposed to be made available to any Regulated Fund is not based on the Regulated Funds' and the Affiliated Funds'

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[27]   To the extent that a Follow-On Investment opportunity is in a security or arises in respect of a security held by the participating Regulated Funds and Affiliated Funds, proportionality will be measured by each participating Regulated Fund's and Affiliated Fund's outstanding investment in the security in question immediately preceding the Follow-On Investment using the most recent available valuation thereof. To the extent that a Follow-On Investment opportunity relates to an opportunity to invest in a security that is not in respect of any security held by any of the participating Regulated Funds or Affiliated Funds, proportionality will be measured by each participating Regulated Fund's and Affiliated Fund's outstanding investment in the issuer immediately preceding the Follow-On Investment using the most recent available valuation thereof.

33

outstanding investments in the issuer or the security at issue, as appropriate, immediately preceding the Follow-On Investment; and

(ii) the aggregate amount recommended by the ~~applicable AdviserAdvisers~~ to be invested ~~by the applicable Regulated Fund~~ in the Follow-On Investment~~, together with the amount proposed to be invested by the other~~ by the participating Regulated Funds and any participating Affiliated Funds, collectively, ~~in the same transaction,~~ exceeds the amount of the investment opportunity, ~~then the investment opportunity will be allocated among them pro rata based on each participant's Available Capital, up to the maximum amount proposed to be invested by each.~~

then the Follow-On Investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in Section III.A.1.b. above.

(e) *Other Conditions*. The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this application.

9. Enhanced Review Follow-Ons.

(a) *General*. If any Regulated Fund or Affiliated Fund desires to make a Follow-On Investment in an issuer that is a Potential Co-Investment Transaction and the Regulated Funds and Affiliated Funds holding investments in the issuer have not previously participated in a Co-Investment Transaction with respect to the issuer:

(i) the Adviser to each such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds securities of the portfolio company of the proposed transaction at the earliest practical time;

(ii) the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Fund; and

(iii) the Advisers will provide to the Board of each Regulated Fund that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Funds and Affiliated Funds, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this Condition.

(b) *Enhanced Board Approval*. The Adviser will provide its written recommendation as to the Regulated Fund's participation to the Eligible Directors, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority reviews the proposed Follow-On Investment both on a stand-alone basis and together with the Pre-Boarding Investments in relation to the total economic exposure and other terms and makes the determinations set forth in Condition 2(c). In addition, the Follow-On Investment may only be completed in reliance on the Order if the Required Majority of each participating Regulated Fund determines that the making and holding of the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable. The basis for the Board's findings will be recorded in its minutes.

(c) *Additional Requirements*. The Follow-On Investment may only be completed in reliance on the Order if:

(i) *Original Investments*. All of the Affiliated Funds' and Regulated Funds' investments in the issuer are Pre-Boarding Investments;

(ii) *Advice of counsel*. Independent counsel to the Board advises that the making and holding of the investments in the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable;

(iii) *Multiple Classes of Securities*. All Regulated Funds and Affiliated Funds that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Funds and Affiliated Funds hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (x) any Regulated Fund's or Affiliated Fund's holding of a different class of securities (including for this purpose a security with a different maturity date) is immaterial in amount, including immaterial relative to the size of the issuer; and (y) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency, or denominations may be treated as the same security; and

(iv) *No control*. The Affiliated Funds, the other Regulated Funds and their affiliated persons (within the meaning of Section 2(a)(3)(C) of the Act), individually or in the aggregate, do not control the issuer of the securities (within the meaning of Section 2(a)(9) of the Act).

(d) *Allocation*. If, with respect to any such Follow-On Investment:

(i) the amount of the opportunity proposed to be made available to any Regulated Fund is not based on the Regulated Funds' and the Affiliated Funds' outstanding investments in the issuer or the security at issue, as appropriate, immediately preceding the Follow-On Investment; and

(ii) the aggregate amount recommended by the Advisers to be invested in the Follow-On Investment by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity,

then the Follow-On Investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in Section III.A.1.b. above.

(~~d~~e) *Other Conditions*. The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this application.

10. Board Reporting, Compliance and Annual Re-Approval

~~9.~~(a) ~~The Non-Interested Directors~~Each Adviser to a Regulated Fund will present to the Board of each Regulated Fund ~~will be provided quarterly for review~~, on a quarterly basis, and at such other times as the Board may request, (i) a record of all investments in Potential Co-

35

Investment Transactions made by any of the other Regulated Funds or any of the Affiliated Funds during the preceding quarter that fell within the Regulated Fund's then-current Objectives and Strategies and Board-Established Criteria that were not made available to the Regulated Fund, and an explanation of why such investment opportunities were not made available to the Regulated Fund; (ii) a record of all Follow-On Investments in and Dispositions of investments in any issuer in which the Regulated Fund holds any investments by any Affiliated Fund or other Regulated Fund during the prior quarter; and (iii) all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Funds or Affiliated Funds that the Regulated Fund considered but declined to participate in, so that the ~~Non-Interested~~Independent Directors, may determine whether all ~~investments made~~Potential Co-Investment Transactions and Co-Investment Transactions during the preceding quarter, including those investments that the Regulated Fund considered but declined to participate in, comply with the Conditions ~~of the Order. In addition, the Non-Interested~~.

(b)   All information presented to the Regulated Fund's Board pursuant to this Condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

(c)   Each Regulated Fund's chief compliance officer, as defined in rule 38a-1(a)(4), will prepare an annual report for its Board each year that evaluates (and documents the basis of that evaluation) the Regulated Fund's compliance with the terms and Conditions of the Application and the procedures established to achieve such compliance. In the case of a BDC Downstream Fund that does not have a chief compliance officer, the chief compliance officer of the BDC that controls the BDC Downstream Fund will prepare the report for the relevant Independent Party.

(d)   The Independent Directors will consider at least annually: (~~a~~i) the continued appropriateness for the Regulated Fund of participating in new and existing Co-Investment Transactions; and (~~b~~ii) the continued appropriateness of any Board-Established Criteria.

~~10~~11.   Record Keeping. Each Regulated Fund will maintain the records required by Section 57(f)(3) of the ~~1940~~Act as if each of the Regulated Funds were a BDC and each of the investments permitted under these Conditions were approved by the Required Majority under Section 57(f) ~~of the 1940 Act~~.

~~11~~12.   ~~No Non-Interested~~Director Independence. No Independent Director of a Regulated Fund (including the non-interested members of any Independent Party) will also be a director, general partner, managing member or principal, or otherwise be an "affiliated person" (as defined in the ~~1940~~Act) of ~~an~~any Affiliated Fund.

~~12~~13.   Expenses. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the ~~1933~~Securities Act) will, to the extent not payable by the ~~SPC~~Advisers under their respective ~~investment~~advisory agreements with ~~Affiliated~~the Regulated Funds and the ~~Regulated~~Affiliated Funds, be shared by the Regulated Funds and the participating Affiliated Funds in proportion to the relative amounts of the securities held or ~~to be~~being acquired or disposed of, as the case may be.

1314.   Transaction Fees.[28] Any transaction fee[15] (including break-up, structuring, monitoring or commitment fees but excluding ~~broker's fees contemplated~~brokerage or underwriting compensation permitted by Section 17(e) or 57(k) ~~of the 1940 Act, as applicable),~~) received in connection with ~~a~~any Co-Investment Transaction will be distributed to the ~~participating Regulated Funds and Affiliated Funds~~participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by ~~such~~the Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1) ~~of the 1940 Act~~, and the account will earn a competitive rate of interest that will also be divided pro rata among the ~~participating Regulated Funds and Affiliated Funds based on the amounts they invest in such Co-Investment Transaction~~participants. None of the Advisers, the Affiliated Funds, the ~~SPC Advisers, the~~ other Regulated Funds or any affiliated person of the ~~Regulated Funds or~~ Affiliated Funds or the Regulated Funds will receive any additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction ~~(other than (~~a~~i) in the case of the Regulated Funds and the Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in Condition 2(c)(iii)(~~C~~B)~~; and (~~b~~(z), (ii) brokerage or underwriting compensation permitted by Section 17(e) or 57(k) or (iii) in the case of ~~an Adviser~~the Advisers, investment advisory ~~fees~~compensation paid in accordance with ~~the agreement~~investment advisory agreements between the ~~Adviser and the~~applicable Regulated ~~Fund~~Fund(s) or Affiliated ~~Fund~~Fund(s) and its Adviser.

1415.   Independence. If the Holders own in the aggregate more than 25~~%~~ percent of the Shares of a Regulated Fund, then the Holders will vote such Shares as directed by an independent third party when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any other matter under either the ~~1940~~ Act or applicable State law affecting the Board's composition, size or manner of election.

~~15.   Each Regulated Fund's chief compliance officer as defined in Rule 38a-1(a)(4) will prepare an annual report for its Board each year that evaluates (and documents the basis of that evaluation) the Regulated Fund's compliance with the terms and conditions of the Application and the procedures established to achieve such compliance.~~

~~16.   The SPC Advisers to the Regulated Funds and Affiliated Funds will maintain written policies and procedures reasonably designed to ensure compliance with the foregoing conditions. These policies and procedures will require, among other things, that each of the SPC Advisers to each Regulated Fund will be notified of all Potential Co-Investment Transactions that fall within such Regulated Fund's then-current Objectives and Strategies and Board-Established Criteria and will be given sufficient information to make its independent determination and recommendations under conditions 1, 2(a), 7 and 8.~~

IV~~V~~I.   ~~Statement in Support of Relief Requested~~PROCEDURAL MATTERS

~~Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and the shareholders thereof and (ii) the protections found in the terms and Conditions set forth in this Application.~~

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[28]   Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

~~[15] Applicants are not requesting and the staff is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.~~

A.   ~~Potential Benefits~~Communications

Please address all communications concerning this Application and the Notice and Order to:

~~In the absence of the relief sought hereby, in some circumstances the Regulated Funds would be limited in their ability to participate in attractive and appropriate investment opportunities. Section 17(d) and Section 57(a)(4) of the 1940 Act and Rule 17d–1 under the 1940 Act should not prevent BDCs and registered closed–end investment companies from making investments that are in the best interests of their shareholders.~~

~~In cases where the SPC Advisers identify investment opportunities requiring larger capital commitments, they must seek the participation of other entities with similar investment styles. The ability to participate in Co–Investment Transactions that involve committing larger amounts of financing would enable each Regulated Fund to participate with one or more of the Affiliated Funds and the other Regulated Funds in larger financing commitments, which would, in turn, be expected to obtain improved pricing and better yields, expand investment opportunities and provide better access to due diligence information for the Regulated Funds. Indeed, each Regulated Fund's inability to co–invest with one or more of the Affiliated Funds and/or the other Regulated Funds could potentially result in the loss of beneficial investment opportunities for such Regulated Fund and, in turn, adversely affect such Regulated Fund's shareholders. For example, a Regulated Fund may lose investment opportunities if the Adviser cannot provide "one–stop" financing to a potential portfolio company. Portfolio companies may reject an offer of funding arranged by an Adviser due to a Regulated Fund's inability to commit the full amount of financing required by the portfolio company in a timely manner (i.e., without the delay that typically would be associated with obtaining single–transaction exemptive relief from the Commission). The Regulated Funds' SPC Advisers expect that any portfolio company that is an appropriate investment for a Regulated Fund may also be an appropriate investment for one or more other Regulated Funds and/or one or more Affiliated Funds, with certain exceptions based on available capital or diversification. The Regulated Funds, however, will not be obligated to invest, or co–invest, when investment opportunities are referred to them.~~

~~Each Regulated Fund and its shareholders will benefit from the ability to participate in Co–Investment Transactions. The Board of each Regulated Fund, including the Non–Interested Directors, has determined, or will have determined, that it is in the best interests of the Regulated Fund to participate in Co–Investment Transactions because, among other matters, (i) the Regulated Fund will be able to participate in a larger number and greater variety of transactions; (ii) the Regulated Fund will be able to participate in larger transactions; (iii) the Regulated Fund will be able to participate in all opportunities approved by a Required Majority or otherwise permissible under the Order rather than risk underperformance through rotational allocation of opportunities among the Regulated Funds; (iv) the Regulated Fund and any other Regulated Funds participating in the proposed investment will have greater bargaining power, more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (v) the Regulated Fund will be able to obtain greater attention and better deal flow from investment bankers and other intermediaries who act as sources of investment opportunities; and (vi) the general terms and Conditions of the proposed Order are fair to the Regulated Funds and their shareholders. The Company's Board, including the Non–Interested Directors, also determined that it is in the best interests of the Company and its shareholders to obtain the Order at the earliest possible time and instructed the officers of the Company, the SPC Advisers and counsel to use all appropriate efforts to accomplish such goal. For these reasons, the Board has determined that it is proper and desirable for the Company to participate in Co–Investment Transactions with the other Regulated Funds and/or one or more Affiliated Funds.~~

1642006.0~~1~~7–NYCSR03A ~~-~~ MSW ~~— Draft August 14, 2018   7:02 PM~~
Redline Silver Point Co-Investment Exemptive Application 1642006v1 and Silver Point Co-Investment Exemptive Application 1642006v7 9/17/2018 3:05:01 PM

B.   Protective Representations and Conditions

The terms and Conditions set forth in this application ensure that the proposed Co-Investment Transactions are consistent with the protection of each Regulated Fund's shareholders and with the purposes intended by the policies and provisions of the 1940 Act. Specifically, the Conditions incorporate the following critical protections: (i) in each Co-Investment Transaction, all Regulated Funds and Affiliated Funds participating in the Co-Investment Transactions will invest at the same time for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other; (ii) a Required Majority of each Regulated Fund must approve various investment decisions with respect to such Regulated Fund in accordance with the Conditions; and (iii) the Regulated Funds are required to retain and maintain certain records.

Other than pro rata dispositions and Follow-On Investments as provided in Conditions 7 and 8, and after making the determinations required in Conditions 1 and 2(a), the Adviser will present each Potential Co-Investment Transaction and the proposed allocation to the Eligible Directors, and the Required Majority will approve each Co-Investment Transaction prior to any investment by the participating Regulated Fund. With respect to the pro rata dispositions and Follow-On Investments provided in Conditions 7 and 8, a Regulated Fund may participate in a pro rata disposition or Follow-On Investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of each Regulated Fund and Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition or Follow-On Investment, as the case may be; and (ii) the Board of the Regulated Fund has approved that Regulated Fund's participation in pro rata dispositions and Follow-On Investments as being in the best interests of the Regulated Fund. If the Board does not so approve, any such disposition or Follow-On Investment will be submitted to the Regulated Fund's Eligible Directors. The Board of any Regulated Fund may at any time rescind, suspend or qualify its approval of pro rata dispositions and Follow-On Investments with the result that all dispositions and/or Follow-On Investments must be submitted to the Eligible Directors.

The Applicants believe that participation by the Regulated Funds in pro rata dispositions and Follow-On Investments, as provided in Conditions 7 and 8, is consistent with the provisions, policies and purposes of the 1940 Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata dispositions and Follow-On Investments, eliminates the discretionary ability to make allocation determinations, and in turn eliminates the possibility for overreaching and promotes fairness. The Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2 under the 1940 Act, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.

The foregoing analysis applies equally where a Wholly-Owned Investment Sub is involved in a Co-Investment Transaction as each Wholly-Owned Investment Sub will be treated as one company with its parent for purposes of this Application.

V.   Precedents

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The Commission has granted co-investment relief on numerous occasions in recent years.[16] Applicants submit that the formulae and procedures set forth as conditions for the relief requested herein are consistent with the range of investor protection found in the cited orders. We note, in particular, that the co-investment protocol to be followed by the Applicants here is substantially similar to the protocol followed by MVC Capital, Inc. and its affiliates, for which an order was issued on August 28, 2017.[17]

VI.   Procedural Matters

Pursuant to Rule 0-2(f) under the 1940 Act, each Applicant states that its address is as indicated below:

> c/o Silver Point Capital, L.P.
> Two Greenwich Plaza, First Floor
> Greenwich, Connecticut 06830
> Attention: Steven Weiser
> (203) 542-4200

Applicants further state that all written or oralPlease address any questions, and a copy of any communications, concerning this Application should be directed to each of the following, the Notice and Order to:

> Michael K. Hoffman, Esq.
> Skadden, Arps, Slate, Meagher & Flom LLP
> Four Times Square
> New York, New York 10036
> (212) 735-3406

Applicants desire that the Commission issue an Order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

---

[16] *See, e.g.*, Triloma EIG Energy Income Fund, et al. (File No. 812¬14848) Investment Company Act Rel. No. 33047 (Mar. 14, 2018) (notice) and 33070 (Apr. 10, 2018) (order); 1889 BDC, Inc. et al. (File No. 812-14682) Investment Company Act Rel. No. 32687 (Jun. 21, 2017) (notice) and 32735 (Jul. 18, 2017) (order); Corporate Capital Trust, Inc., et al. (File No. 812-14882) Investment Company Act Rel. No. 33043 (Mar. 8, 2018) (notice) and 33064 (April 3, 2018) (order); Medley Capital Corporation, et. al. (File No. 812-14020) Investment Company Act Rel. No. 30769 (Oct. 28, 2013) (notice) and 30807 (Nov. 25, 2013) (order); Stellus Capital Investment Corporation, et. al. (File No. 812-14061) Investment Company Act Rel. No. 30739 (Sept. 30, 2013) (notice) and 30754 (Oct. 23, 2013) (order); FS Investment Corporation, et al., Investment Company Act Rel. No. 30511 (May 9, 2013) (notice) and 30548 (June 4, 2013) (order); Gladstone Capital Corporation, Investment Company Act Rel. No. 30125 (June 29, 2012) (notice) and 30154 (July 26, 2012) (order); H&Q Health Care Investors, Investment Company Act Rel. No. 28426 (September 30, 2008) (notice) and 28472 (Oct. 28, 2008) (order); Ridgewood Capital Energy Growth Fund, LLC, et al., Investment Company Act Rel. No. 28931 (Sep. 25, 2009) (notice) and (Oct. 21, 2009) (order); see also co-investing orders Special Value Opportunities Fund, LLC, Investment Company Act Rel. No. 27287 (Apr. 11, 2006) (notice) and 27316 (May 9, 2006) (order); Gladstone Capital Corp., Investment Company Act Rel. Nos. 27120 (Oct. 25, 2005) (notice) and 27150 (Nov. 22, 2005) (order); Prospect Capital Corp., Investment Company Act Rel. Nos. 30855 (January 13, 2014) (notice) and 30909 (February 10, 2014) (order); Alcentra Capital Corporation, et al., Investment Company Act Rel. Nos. 31927 (December 4, 2015) (notice) and 31951 (December 30, 2015) (order).

[17] MVC Capital, Inc., et al. (File No. 812-14720) Investment Company Act Rel. Nos. 32769 (August 1, 2017) (notice) and 32797 (August 28, 2017) (order).

40

Pursuant to Rule 0-2 under the 1940 Act, each person executing the Application on behalf of an Applicant says that he or she has duly executed the Application for and on behalf of such Applicant; that he or she is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement, certificate of incorporation, by-laws, certificate of formation, limited liability company agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such person to execute and file the Application have been taken.

The verifications required by Rule 0-2(d) and the authorizations required by Rule 0-2(c) under the 1940 Act are attached hereto as Exhibits A and B.

Applicants request that any questions regarding this Application be directed to the persons listed on the facing page of this Application.

VIIB. **Request for Order of ExemptionAuthorization**

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application as of this 17th day of September, 2018.

For the foregoing reasons, the Applicants request that the Commission enter an Order under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 under the 1940 Act granting Applicants the relief sought by the Application. Applicants submit that the requested exemption is consistent with the protection of investors.

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~~Dated: July 20, 2018~~

Silver Point Specialty Credit Fund, L.P.

By: Silver Point Specialty Credit Fund Management,
      LLC as its investment adviser

By: /s/ Steven E. Weiser
      Name: Steven E. Weiser
      Title: Authorized Signatory

Silver Point Specialty Credit Fund Management,
LLC

By: /s/ Steven E. Weiser
      Name: Steven E. Weiser
      Title: Authorized Signatory

Silver Point Capital Fund, L.P.

By: Silver Point Capital, L.P. as its investment
      adviser

By: /s/ Steven E. Weiser
      Name: Steven E. Weiser
      Title: Authorized Signatory

Silver Point Capital Offshore Fund, Ltd.

By: /s/ Edward A. Mulé
      Name: Edward A. Mulé
      Title: Director

Silver Point Capital Offshore Master Fund, L.P.

By: Silver Point Capital, L.P. as its investment adviser

By: /s/ Steven E. Weiser
      Name: Steven E. Weiser
      Title: Authorized Signatory

Silver Point Distressed Opportunities Fund, L.P.

By: Silver Point ~~Capital, L.P. as its investment~~Distressed Opportunities Management, LLC as its investment adviser

By: /s/ Steven E. Weiser
      Name: Steven E. Weiser
      Title: Authorized Signatory

Silver Point Distressed Opportunities Offshore Fund, L.P.

By: Silver Point Distressed Opportunities Management, LLC as its investment adviser

By: /s/ ~~Edward A. Mulé~~ Steven E. Weiser
      Name: ~~Edward A. Mulé~~ Steven E. Weiser
      Title: ~~Director~~Authorized Signatory

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Silver Point Distressed Opportunities Offshore Master Fund, L.P.

By: Silver Point ~~Capital, L.P. as its investment~~Distressed Opportunities Management, LLC as its investment adviser

By: /s/ Steven E. Weiser
    Name: Steven E. Weiser
    Title: Authorized Signatory

Silver Point Distressed Opportunity Institutional Partners, L.P.

By: Silver Point ~~Capital, L.P. as its investment~~Distressed Opportunities Management, LLC as its investment adviser

By: /s/ Steven E. Weiser
    Name: Steven E. Weiser
    Title: Authorized Signatory

Silver Point Distressed Opportunity Institutional Partners (Offshore), L.P.

By: Silver Point Distressed Opportunities Management, LLC as its investment adviser

By: /s/ ~~Edward A. Mulé~~ Steven E. Weiser
    Name: ~~Edward A. Mulé~~ Steven E. Weiser
    Title: Director

Silver Point Distressed Opportunity Institutional Partners Master Fund (Offshore), L.P.

By: Silver Point ~~Capital, L.P. as its investment~~Distressed Opportunities Management, LLC as its investment adviser

By: /s/ Steven E. Weiser
    Name: Steven E. Weiser
    Title: Authorized Signatory

Silver Point Distressed Opportunities Management, LLC

By: /s/ Steven E. Weiser
    Name: Steven E. Weiser
    Title: Authorized Signatory

Silver Point Capital, L.P.

By: /s/ Steven E. Weiser
    Name: Steven E. Weiser
    Title: Authorized Signatory

Verification of Statement of Facts and Application
pursuant to Rule 17d–1 under the
Investment Company Act of 1940
for an Order of the Commission

Existing Affiliated Funds

The Existing Affiliated Funds are categorized into seven different asset classes, with multiple investment strategies within each asset class (although the strategies do not represent formal legal entities). Each Existing Affiliated Fund is a separate and distinct legal entity and each relies on the exclusion from status as an investment company under the Act provided by Section 3(c)(1), 3(c)(5)(C) or 3(c)(7). All Existing Affiliated Funds are currently advised by Advisers to Affiliated Funds.

Each of the "Capital Funds", "Distressed Funds" and "Distressed Institutional Funds" has a global opportunistic mandate, and will look to make investments in debt, equity or other securities, obligations or instruments, with a particular focus on misvalued, stressed or distressed credit investments.

1.   Capital Funds: The Capital Domestic Fund was organized as a Delaware limited partnership on December 21, 2001. The Capital Offshore Fund was organized as a Cayman Islands exempted company on January 4, 2002. The Capital Master Fund was organized as a Cayman Islands exempted limited partnership on September 9, 2008. The Capital Offshore Fund invests substantially all of its assets in a "master-feeder" structure into the Capital Master Fund. Silver Point Capital General Partner, LLC serves as the general partner of the Capital Domestic Fund and Silver Point Capital Offshore General Partner, LLC serves as the general partner of the Capital Master Fund. The "Capital Funds" include the following Existing Affiliated Funds:

(a)   Silver Point Capital Fund, L.P. (the "***Capital Domestic Fund***"), which is managed by SPC

(b)   Silver Point Capital Offshore Fund, Ltd. (the "***Capital Offshore Fund***"), which is managed by SPC

Each undersigned states that he has duly executed the attached Amendment No. 2 to the Application for an order under Sections 17(d) and 57(i) of the Investment Company Act of 1940 and Rule 17d–1 under the Investment Company Act of 1940, dated July 20, 2018 for and on behalf of, as applicable, Silver Point Specialty Credit Fund, L.P., Silver Point Specialty Credit Fund Management, LLC, Silver Point Capital Fund, L.P., Silver Point Capital Offshore Fund, Ltd.,(c)   Silver Point Capital Offshore Master Fund, L.P., Silver Point (the "***Capital Master Fund***"), which is managed by SPC

2.   Distressed Opportunities Fund, L.P.,Funds: The Distressed Domestic Fund was organized as a Delaware limited partnership on September 12, 2016. The Distressed Offshore Fund was organized as a Cayman Islands exempted limited partnership on September 12, 2016. The Distressed Master Fund was organized as a Cayman Islands exempted limited partnership on September 12, 2016. The Distressed Offshore Fund invests substantially all of its assets in a "master-feeder" structure into the Distressed Master Fund. Silver Point Distressed Opportunities Offshore Fund, L.P.,Onshore General Partner, LLC serves as the general partner of the Distressed Domestic Fund and Silver Point Distressed

Opportunities Offshore General Partner, LLC serves as the general partner of the Distressed Master Fund, L.P., Silver Point The "Distressed Opportunity Institutional Partners, L.P., Silver Point Distressed Opportunity Institutional Partners (Offshore), L.P., Silver Point Distressed Opportunity Institutional Partners Master Fund (Offshore), L.P., and Silver Point Capital, L.P. and that all actions by stockholders, directors, members, and other bodies necessary to authorize the undersigned to execute and file such Application have been taken. Each undersigned further says that he is familiar with the instrument and the contents thereof, and that the facts set forth therein are true to the best of his knowledge, information, and belief. Funds" include the following Existing Affiliated Funds:

(a)   Silver Point Specialty Credit Distressed Opportunities Fund, L.P. (the "***Distressed Domestic Fund***"), which is managed by Distressed Opportunities Management

(b)   Silver Point Distressed Opportunities Offshore Fund, L.P. (the "***Distressed Offshore Fund***"), which is managed by Distressed Opportunities Management


By: Silver Point Specialty Credit Fund Management,
        LLC as its investment adviser

By: /s/ Steven E. Weiser
     Name: Steven E. Weiser
     Title: Authorized Signatory
Silver Point Specialty Credit Fund Management, LLC

By: /s/ Steven E. Weiser
     Name: Steven E. Weiser
     Title: Authorized Signatory


Silver Point Capital Fund, L.P.
By: Silver Point Capital, L.P. as its investment
       adviser

By: /s/ Steven E. Weiser
      Name: Steven E. Weiser
      Title: Authorized Signatory
Silver Point Capital Offshore Fund, Ltd.

By: /s/ Edward A. Mulé
      Name: Edward A. Mulé
      Title: Director

   (c) Silver Point ~~Capital~~Distressed Opportunities Offshore Master Fund, L.P. (the "*Distressed Master Fund*"), which is managed by Distressed Opportunities Management
By: Silver Point Capital, L.P. as its investment
       adviser

By: /s/ Steven E. Weiser
      Name: Steven E. Weiser
      Title: Authorized Signatory
Silver Point Distressed Opportunities Fund, L.P.
By: Silver Point Capital, L.P. as its investment
       adviser

By: /s/ Steven E. Weiser
      Name: Steven E. Weiser
      Title: Authorized Signatory

3. Distressed Institutional Funds: The Distressed Institutional Domestic Fund was organized as a Delaware limited partnership on July 14, 2017. The Distressed Institutional Offshore Fund was organized as a Cayman Islands exempted limited partnership on April 7, 2017. The Distressed Institutional Master Fund was organized as a Cayman Islands exempted limited partnership on April 7, 2017. The Distressed Institutional Offshore Fund invests substantially all of its assets in a "master-feeder" structure into the Distressed Institutional Master Fund. Silver Point Distressed Opportunities ~~Offshore~~Onshore General Partner, LLC serves as the general partner of the Distressed Institutional Domestic Fund~~, L.P.~~ and

By: /s/ Edward A. Mulé
      Name: Edward A. Mulé
      Title: Director

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Silver Point Distressed Opportunities Offshore General Partner, LLC serves as the general partner of the Distressed Institutional Master Fund, L.P. The "Distressed Institutional Funds" include the following Existing Affiliated Funds:

(a)   Silver Point Distressed Opportunity Institutional Partners, L.P. (the "*Distressed Institutional Domestic Fund*"), which is managed by Distressed Opportunities Management

(b)   Silver Point Distressed Opportunity Institutional Partners (Offshore), L.P. (the "*Distressed Institutional Offshore Fund*"), which is managed by Distressed Opportunities Management

(c) Silver Point Distressed Opportunity Institutional Partners Master Fund (Offshore), L.P. (the "*Distressed Institutional Master Fund*"), which is managed by Distressed Opportunities Management By: Silver Point Capital, L.P. as its investment
          adviser

By: /s/ Steven E. Weiser
      Name: Steven E. Weiser
      Title: Authorized Signatory
Silver Point Distressed Opportunity Institutional Partners, L.P.
By: Silver Point Capital, L.P. as its investment
      adviser

By: /s/ Steven E. Weiser
      Name: Steven E. Weiser
      Title: Authorized Signatory
Silver Point Distressed Opportunity Institutional Partners (Offshore), L.P.

By: /s/ Edward A. Mulé
      Name: Edward A. Mulé
      Title: Director
Silver Point Distressed Opportunity Institutional Partners Master Fund (Offshore), L.P.
By: Silver Point Capital, L.P. as its investment
      adviser

By: /s/ Steven E. Weiser
      Name: Steven E. Weiser
      Title: Authorized Signatory
Silver Point Capital, L.P.

By: /s/ Steven E. Weiser
      Name: Steven E. Weiser
      Title: Authorized Signatory

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Resolutions of the General Partner of
Silver Point Specialty Credit Fund, L.P. (the "Fund")

Approval of Authority to Apply to the SEC to Seek Exemptive Relief Under Sections 57(a)(4) and 57(i) and Rule 17d-1

WHEREAS, Silver Point Specialty Credit Fund GP, LLC, the general partner of Silver Point Specialty Credit Fund, L.P. (the "Company"), has reviewed the Company's Co-Investment Exemptive Application (the "Exemptive Application"), a copy of which is attached hereto as Exhibit A, for an order of**RESOLVED**, that filing of an application (the "Application") with the U.S. Securities and Exchange Commission (the "SECCommission") pursuant to Sections 1757(da)(4) and 57(i) of the Investment Company Act of 1940, as amended (the "1940 Act"), for an order of exemption from the provisions of Section 57(a)(4) and Rule 17d-1 promulgated under the 1940 Act, permitting to permit the Fund to engage in certain joint transactions that otherwise may be prohibited by Sections 17(d) andSection 57(a)(4) of the Act;and Rule 17d-1, is hereby approved, authorized and directed; and be it further

NOW, THEREFORE, BE IT RESOLVED, that the Chief Executive Officer, the President, the Chief Financial Officer and other officers and authorized signatories of the Company (collectively, the "**Authorized Officers**") be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be executed, delivered and filed with the SEC the Exemptive Application, in substantially the form attached hereto as Exhibit A; and

FURTHER RESOLVED, that the Authorized Officers shall be, and each of them individuallya Policy on Transactions with Affiliates statement substantially in a form restating the conditions set forth in Section III of the Application as finally approved by the Commission is hereby approved and will be adopted, upon final approval of the Application by the Commission, in all respects as a policy of the Fund and the appropriate officers be, and they hereby isare, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be made, executed, delivered and filed with the SEC any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any such officers in order to effectuate the foregoing, such determinationFund, to take such action as they shall deem necessary or desirable to formalize such policies and streamline the approval process for co-investment transactions with affiliates of the Fund, in such form as the officer or officers preparing the same shall approve, such approval to be conclusively evidenced by the taking of any such action; and be it further

FURTHER RESOLVED, that all acts and things previously done by any of the Authorized Officers, on or prior to the date hereof, in the name and on behalf of the Company in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Company; and

FURTHER RESOLVED, that any officerthe appropriate officers of the CompanyFund, be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as such officer may deem necessary and to identify by such officer's signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument.take all steps necessary to prepare, execute and file such documents, including any amendments thereof, as he or she may deem necessary,

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appropriate or convenient to carry out the intent and purpose of the foregoing resolution, including filing any further amendment to the Application for the order.

Summary report: Litéra® Change-Pro TDC 10.1.0.400 Document comparison done on 9/17/2018 3:05:01 PM	
Style name: Option 3c Strikethrough Double Score No Moves No Format	
Intelligent Table Comparison: Active	
Original DMS: dm://NYCSR03A/1642006/1	
Description: Silver Point Co-Investment Exemptive Application	
Modified DMS: dm://NYCSR03A/1642006/7	
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Add	618
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Table Insert	0
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U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. ~~7~~3 TO THE APPLICATION FOR AN ORDER ~~PURSUANT TO~~UNDER
SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940
AND RULE 17d–1 UNDER THE INVESTMENT COMPANY ACT ~~TO PERMIT~~OF 1940
PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY
SECTIONS 17(d) AND 57(a)(4) OF THE INVESTMENT COMPANY ACT OF 1940
AND RULE 17~~d-1~~d–1 UNDER THE INVESTMENT COMPANY ACT OF 1940

SILVER POINT SPECIALTY CREDIT FUND, L.P., SILVER POINT SPECIALTY CREDIT FUND MANAGEMENT, LLC, SILVER POINT CAPITAL FUND, L.P., SILVER POINT CAPITAL OFFSHORE FUND, LTD., SILVER POINT CAPITAL OFFSHORE MASTER FUND, L.P., SILVER POINT CAPITAL, L.P., SILVER POINT DISTRESSED OPPORTUNITIES FUND, L.P., SILVER POINT DISTRESSED OPPORTUNITIES OFFSHORE MASTER FUND, L.P., SILVER POINT DISTRESSED OPPORTUNITIES OFFSHORE FUND, L.P., SILVER POINT DISTRESSED OPPORTUNITY INSTITUTIONAL PARTNERS (OFFSHORE), L.P., SILVER POINT DISTRESSED OPPORTUNITY INSTITUTIONAL PARTNERS, L.P., SILVER POINT DISTRESSED OPPORTUNITY PARTNERS MASTER FUND (OFFSHORE), L.P., SILVER POINT DISTRESSED OPPORTUNITIES MANAGEMENT, LLC

Two Greenwich Plaza, First Floor
Greenwich, Connecticut 06830
(203) 542-4200

~~Apollo Investment Corporation, Apollo Tactical Income Fund Inc., Apollo Investment Management, L.P., Apollo Management VII, L.P., Apollo Management VIII, L.P., Apollo Global Real Estate Management, L.P., Apollo Capital Management, L.P., Apollo SVF Management, L.P., Apollo Value Management, L.P., Apollo Europe Management, L.P., Apollo EPF Management, L.P., Apollo Credit Opportunity Management III LLC, Apollo Credit Management II, L.P., Apollo Credit Management (CLO), LLC, Apollo Credit Management II GP, LLC, Athene Asset Management, L.P., Apollo Credit Management, LLC, Apollo Palmetto Strategic Partnership, L.P., Apollo Special Opportunities Managed Account, L.P., Apollo Investment Europe II, L.P., Apollo Credit Opportunity Fund III LP, Apollo Investment Fund VII, L.P., Apollo Investment Fund VIII, L.P., Apollo Commercial Real Estate Finance, Inc., ACREFI Management, LLC, Apollo Credit Senior Loan Fund, L.P., Apollo Senior Floating Rate Fund Inc., ALM IV, Ltd., AGRE U.S. Real Estate Fund, L.P., ALM V, Ltd., Apollo Longevity, LLC, A-A European Senior Debt Fund, L.P., Apollo Management Singapore Pte. Ltd., Apollo European Strategic Management, L.P., Apollo European Strategic Investments (Holdings), L.P., Apollo Residential Mortgage, Inc., ARM Manager, LLC, AGRE Debt Fund I, L.P., AGRE – CRE Debt Manager, LLC, Apollo Natural Resources Partners, L.P., Apollo Commodities Management, L.P., Financial Credit Investment I, L.P., Financial Credit Investment I Manager, LLC, Apollo European Senior Debt Management, LLC, Apollo/Palmetto Short-Maturity Loan Portfolio, L.P.,~~

Apollo Credit Management (Senior Loans), LLC, 2011 Stone Tower HY Cayman Fund Trust, AGRE NA Management, LLC, ALM X, Ltd., ALM VI, Ltd., ALM VII, Ltd., ALM VII (R), LTD., ALM VII (R)-2, LTD., ALM VIII, Ltd., ALM IX, Ltd., ALM XI, Ltd., ALM XII, Ltd., ALM XIV, Ltd., Apollo AF Loan Trust 2012, Apollo Asia Private Credit Master Fund Pte., Ltd., Apollo Centre Street Management, LLC, Apollo Centre Street Partnership, L.P., Apollo Credit Management (Senior Loans) II, LLC, Apollo Credit Master Fund Ltd., Apollo Credit Strategies Master Fund Ltd., Apollo EPF II Partnership, Apollo EPF Management II, L.P., Apollo European Credit Management, L.P., Apollo European Credit Master Fund, L.P., Apollo SK Strategic Investments, L.P., Apollo SK Strategic Management, LLC, Apollo ST Debt Advisors LLC, Apollo ST Fund Management LLC, Apollo Structured Credit Recovery Master Fund II Ltd., Cornerstone CLO Ltd., Rampart CLO 2006-I Ltd., Rampart CLO 2007 Ltd., Stone Tower CLO V Ltd., Stone Tower CLO VI Ltd., Stone Tower CLO VII Ltd., Stone Tower Loan Trust 2010, Stone Tower Loan Trust 2011, Merx Aviation Finance, LLC, Athene Holding Ltd., MidCap FinCo Holdings Limited, ALME Loan Funding 2013-1 Limited, ALME Loan Funding II Limited, ALME Loan Funding III Limited, ALME Loan Funding IV B.V., Apollo Capital Spectrum Fund, L.P., Apollo Capital Spectrum Management, LLC, Apollo Credit Short Opportunities Master Fund, L.P., Apollo Credit Short Opportunities Management, LLC, Apollo Franklin Management, LLC, Apollo Franklin Partnership, L.P., Apollo Structured Credit Recovery Management III LLC, Apollo Structured Credit Recovery Master Fund III L.P., Apollo Total Return Management LLC, Apollo Total Return Master Fund L.P., Apollo Zeus Strategic Management, LLC, Apollo Zeus Strategic Investments, L.P., AP Investment Europe III, L.P., AESI II, L.P., Apollo Lincoln Fixed Income Fund, L.P., Apollo Lincoln Private Credit Fund, L.P., Apollo Emerging Markets Debt Master Fund LP, Apollo Emerging Markets Fixed Income Strategies Fund, L.P., Financial Credit Investment II, L.P., Financial Credit Investment II Manager, LLC, Apollo U.S. Real Estate Fund II, L.P., ALM XIX, Ltd., ALM XVI, Ltd., ALM XVII, Ltd., ALM XVIII, Ltd., Apollo A-N Credit Fund, L.P., Apollo A-N Credit Management, LLC, Apollo Hercules Management, LLC, Apollo Hercules Partners, L.P., Apollo Management International LLP, Apollo Moultrie Credit Fund Management, LLC, Apollo Moultrie Credit Fund, L.P., Apollo NA Management II, LLC, Apollo Tactical Value SPN Investments, L.P., Apollo Tactical Value SPN Management, LLC, Apollo Thunder Management, LLC, Apollo Thunder Partners, L.P., Apollo Total Return Enhanced Management, LLC, Apollo Total Return Master Fund Enhanced, L.P., Apollo Union Street Management, LLC, Apollo Union Street Partners, L.P., Financial Credit Investment III Manager, LLC, Financial Credit Investment III, L.P.

9 West 57th Street
New York, NY 10019

All Communications, Notices and Orders to:

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James C. Zelter
Chief Executive OfficerSteven Weiser
Silver Point Capital, L.P.
Two Greenwich Plaza, First Floor
Greenwich, Connecticut 06830
Apollo Investment Corporation
9 West 57th Street
New York, NY 10019
(212203) 515542-34504200

and

Joseph D. Glatt
Chief Legal Officer, Secretary and Vice-President
Apollo Investment Corporation
9 West 57th Street
New York, NY 10019
(212) 515-3450

Copies to:

Richard Prins, Esq.
Michael K. Hoffman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-27903406

March 1September 17, 20162018

1945313.011642006.07-NYCSR0703A - MSW Draft April 21, 2016 3:39 PM
Redline AIC - Amendment 7 - Exemptive Application 1945313v1 and Silver Point Co-Investment Exemptive Application 1642006v7 9/17/2018 3:06:29 PM

I. INTRODUCTION

A. Requested Relief

~~Apollo Investment Corporation~~Silver Point Specialty Credit Fund, L.P. and its related entities, identified in ~~section~~Section I.B. below, hereby request an order (the "*Order*") of the U.S. Securities and Exchange Commission (the "*Commission*") pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the "*Act*")[1] and Rule 17d-1 thereunder[2] authorizing certain joint transactions that otherwise would be prohibited by either or both of Sections 17(d) and 57(a)(4) as modified by the exemptive rules adopted by the ~~U.S. Securities and Exchange~~ Commission ~~(the "*Commission*")~~ under the Act.

In particular, the relief requested in this amended application (the "*Application*") would allow one or more Regulated Funds ~~(including one or more AIC Funds)~~ and/or one or more Affiliated Funds to participate in the same investment opportunities where such participation would otherwise be prohibited under Section 17(d) or 57(a)(4) and the rules under the Act. All existing entities that currently intend to rely on the Order have been named as Applicants and any existing or future entities that may rely on the Order in the future will comply with its terms and Conditions (defined below) set forth in this ~~application~~Application.

B. Applicants Seeking Relief~~:~~

- Silver Point Specialty Credit Fund, L.P. (the "*Company*"), a Delaware limited partnership that intends to elect to be regulated as a BDC (defined below) under the Act following the Conversion (defined below);

- ~~Apollo Investment Corporation ("*AIC*"), a closed-end, non-diversified management investment company that has elected to be regulated as a BDC (defined below) under the Act;~~

- ~~Merx Aviation Finance, LLC ("*Merx*"), a special purpose vehicle, and its wholly-owned subsidiaries, which are owned directly or indirectly by AIC;~~

- ~~Apollo Investment~~Silver Point Specialty Credit Fund Management, ~~L.P., AIC's~~LLC ("*Management*"), the Company's investment adviser ~~("*AIM*")~~, on behalf of itself and its successors;[3]

- ~~Apollo Senior Floating Rate Fund Inc. ("*ASFRF*"), a closed-end investment company registered under the Act and managed by Apollo Credit Management, LLC ("*ACM*");~~

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[1]   Unless otherwise indicated, all section references herein are to the Act.

[2]   Unless otherwise indicated, all rule references herein are to rules under the Act.

[3]   The term successor, as applied to each Adviser, means an entity which results from a reorganization into another jurisdiction or change in the type of business organization.

~~1~~

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- Apollo Tactical Income Fund Inc. ("*AIF*"), a closed-end investment company registered under the Act and managed by ACM;

- The investment advisers to the Existing Affiliated Funds (defined below) that are identified in Appendix A ("*Existing Advisers to Affiliated Funds*"), each of which is registered as an investment adviser under the Investment Advisers Act of 1940 (the "*Advisers Act*"); and

- ~~The~~the investment vehicles identified in Appendix A, each of which is a separate and distinct legal entity and each of which~~, other than Athene Holding Ltd. and MidCap FinCo Holdings Limited,~~ would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the Act[3] (the "*Existing Affiliated Funds*");

- Silver Point Capital, L.P. ("*SPC*"), which is registered as an investment adviser under the Investment Advisers Act of 1940 (the "*Advisers Act*"), on behalf of itself and its successors; and

- Silver Point Distressed Opportunities Management, LLC ("*Distressed Opportunities Management*"; together with ~~AIC, Merx, AIM, ASFRF, AIF, ACM and~~the Company, Management, the Existing ~~Advisers to~~ Affiliated Funds and SPC, the "*Applicants*"), which is a "relying adviser" under the Advisers Act through a single registration with SPC.

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[3] ~~Athene Holding Ltd. ("Athene Holding") engages in the insurance business through wholly-owned subsidiary insurance companies, some organized in countries other than the United States and some in the United States (the "Athene Insurance Subs," and collectively with Athene Holding, "Athene"). Athene invests most of its assets in securities, including investments in debt issued by private companies. Athene also invests a portion of its assets through its controlled affiliate MidCap FinCo Holdings Limited ("MidCap"). As with the other Affiliated Funds, each of Athene and MidCap is advised by an Adviser pursuant to a separate investment management agreement. The offshore Athene Insurance Subs are excluded from investment company status by Rule 3a-6 and the United States Athene Insurance Subs by Section 3(c)(3). MidCap currently is excluded from investment company status by Section 3(b)(l), 3(c)(5) or 3(c)(6). In addition, Athene Holding does not come within the definition of "investment company" in Section 3(a)(1). Unlike the other Affiliated Funds, the Athene Insurance Subs rely on exclusions from investment company status other than Section 3(c)(l), 3(c)(5)(C) or 3(c)(7) and MidCap relies on an exclusion from investment company status other than Section 3(c)(1) or 3(c)(7). Applicants do not believe that allowing Athene and MidCap to participate in Co-investment Transactions as Affiliated Funds raises any additional legal or policy concerns not otherwise raised by allowing a Regulated Fund to co-invest with one or more Affiliated Funds because Athene and MidCap are clients of Advisers the same way that an Affiliated Fund relying on Section 3(c)(1) or 3(c)(7) is a client of an Adviser. Accordingly, Applicants request that Athene and MidCap be permitted to participate in Co-investment Transactions as Affiliated Funds. (Athene and MidCap also utilize wholly-owned subsidiaries that are themselves excluded from investment company status to hold investments, and Athene and MidCap similarly request that these wholly-owned subsidiaries be permitted to participate in Co-investment Transactions on their respective behalves.) Although a relatively small portion of Athene's assets are managed by an investment adviser that is not an Adviser, only the portion of Athene's assets for which an Adviser has investment discretion will participate in Co-investment Transactions. Nothing in this footnote is intended to preclude Athene or MidCap from being an Affiliated Fund in the future if it instead relies solely on Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) and otherwise satisfies the criteria for an "Affiliated Fund" set out in the definition thereof.~~

C.   Defined Terms

"***Adviser***" means ~~AIM, ACM and the Existing Advisers to Affiliated Funds~~<u>Management, SPC and Distressed Opportunities Management,</u> together with any future investment adviser that (i) controls, is controlled by or is under common control with ~~AGM (defined below) and~~<u>Management or SPC,</u> (ii) is registered as an investment adviser under the Advisers Act~~,~~ <u>and</u> (iii) is not a Regulated Fund <u>(defined below) or a subsidiary of a Regulated Fund</u>.

"***Advisers to Affiliated Funds***" means ~~the Existing Advisers to Affiliated Funds~~<u>SPC, Distressed Opportunities Management</u> and any other Adviser that, in the future, serves as investment adviser to one or more Affiliated Funds.

~~"***Advisers to Regulated Funds***" means AIM, ACM and any other Adviser that, in the future, serves as investment adviser to one or more Regulated Funds.~~

"***Affiliated Fund***" means any Existing Affiliated Fund or any entity (~~a~~<u>i</u>) whose investment adviser is an Adviser, (~~b~~<u>ii</u>) that would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the Act ~~and~~<u>,</u> (~~c~~<u>iii</u>) that is not a BDC Downstream Fund~~. No Existing Affiliated Fund is a BDC Downstream Fund~~ <u>and (iv) that intends to participate in the program of co-investments described in the Application</u>.

~~"***AIC Fund***" means AIC or any AIC Downstream Fund.~~

~~"***AIC Downstream Fund***" means a BDC Downstream Fund that AIC directly or indirectly controls. Currently, the only AIC Downstream Fund is Merx. AIC owns 100% of the equity, and has sole control, of Merx. AIM also serves as Merx's investment adviser. Merx engages primarily in aircraft operating and leasing activities and is thus excluded from investment company status under Section 3(a). Applicants believe that allowing the other Regulated Funds and the Affiliated Funds to co-invest with Merx does not raise any legal or policy concerns that are not otherwise raised by allowing a Regulated Fund to co-invest with another Regulated Fund and/or one or more Affiliated Funds because, in terms of its operation and purpose, Merx differs from a private fund only in that it invests in and operates primarily aircrafts subject to leases instead of in investment securities.~~

"***BDC***" means a business development company under the Act.[4]

"***BDC Downstream Fund***" means ~~either (a)~~<u>,</u> with respect to ~~AIC, Merx or (b) with respect to~~<u>the Company or</u> any Regulated Fund that is a BDC, an entity (i) that the BDC directly or indirectly controls, (ii) that is not controlled by any person other than the BDC (except a person that indirectly controls the entity solely because it controls the BDC), (iii) that would be an investment company but for ~~section~~<u>Section</u> 3(c)(1) or 3(c)(7) of the Act, (iv) whose investment adviser is an Adviser ~~and~~<u>,</u> (v) that is not a Wholly-Owned Investment Sub <u>and (vi) that intends to participate in the program of co-investment described in the Application</u>.

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[4]   Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Section 55(a)(1) through 55(a)(3) and makes available significant managerial assistance with respect to the issuers of such securities.

~~3~~

"**Board**" means (i) with respect to a Regulated Fund other than a BDC Downstream Fund, the board of directors (or the equivalent) of the applicable Regulated Fund and (ii) with respect to a BDC Downstream Fund, the Independent Party of the BDC Downstream Fund.

"**Board-Established Criteria**" means criteria that the Board of a Regulated Fund may establish from time to time to describe the characteristics of Potential Co-Investment Transactions regarding which the Adviser to thesuch Regulated Fund should be notified under Condition 1. The Board-Established Criteria will be consistent with the Regulated Fund's Objectives and Strategies (defined below). If no Board-Established Criteria are in effect, then the Regulated Fund's Adviser will be notified of all Potential Co-Investment Transactions that fall within the Regulated Fund's then-current Objectives and Strategies. Board-Established Criteria will be objective and testable, meaning that they will be based on observable information, such as industry/sector of the issuer, minimum earnings before interest expense, income tax expense, depreciation and amortization, or "EBITDA," of the issuer, asset class of the investment opportunity or required commitment size, and not on characteristics that involve a discretionary assessment. The Adviser to the Regulated Fund may from time to time recommend criteria for the Board's consideration, but Board-Established Criteria will only become effective if approved by a majority of the Independent Directors (defined below). The Independent Directors of a Regulated Fund may at any time rescind, suspend or qualify its approval of any Board-Established Criteria, though the Applicants anticipate that, under normal circumstances, the Board would not modify these criteria more often than quarterly.

"**Close Affiliate**" means the Advisers, the Regulated Funds, the Affiliated Funds and any other person described in Section 57(b) (after giving effect to Rule 57b-1) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose) except for limited partners included solely by reason of the reference in Section 57(b) to Section 2(a)(3)(D).

"**Co-Investment Transaction**" means any transaction in which aone or more Regulated FundFunds (or its Wholly-Owned Investment Sub (defined below)) participated together with one or more Affiliated Funds and/or one or more other Regulated Funds in reliance on the Order.

"**Disposition**" means the sale, exchange or other disposition of an interest in a security of an issuer.

"**Eligible Directors**" means, with respect to a Regulated Fund and a Potential Co-Investment Transaction, the members of the Regulated Fund's Board eligible to vote on that Potential Co-Investment Transaction under Section 57(o) of the Act.

"**Follow-On Investment**" means an additional investment in the same issuer, including, but not limited to, through the exercise of warrants, conversion privileges or other rights to purchase securities of the issuer.

"**Future Regulated Fund**" means a closed-end management investment company (ai) that is registered under the Act or has elected to be regulated as a BDC and (bii) whose investment adviser is an Adviser.

"**Independent Director**" means a member of the Board of any relevant entity who is not an "interested person" as defined in Section 2(a)(19) of the Act. No Independent Director of a Regulated Fund (including any non-interested member of an Independent Party) will have a financial interest in any Co-Investment Transaction, other than indirectly through share ownership in one of the Regulated Funds.

"***Independent Party***" means, with respect to a BDC Downstream Fund, (i) if the BDC Downstream Fund has a board of directors (or the equivalent), the board or (ii) if the BDC Downstream Fund does not have a board of directors (or the equivalent), a transaction committee or advisory committee of the BDC Downstream Fund.

"***JT No-Action Letters***" means <u>SMC Capital, Inc.</u>, SEC No-Action Letter (pub. avail. Sept. 5, 1995) and <u>Massachusetts Mutual Life Insurance Company</u>, SEC No-Action Letter (pub. avail. June 7, 2000).

"***Objectives and Strategies***" means (i) with respect to any Regulated Fund other than a BDC Downstream Fund, its investment objectives and strategies, as described in its most current registration statement on Form N-2, other current filings with the Commission under the Securities Act of 1933 (the "Securities Act") or under the Securities Exchange Act of 1934, as amended, and its most current report to stockholders~~,~~ and (ii) with respect to ~~any~~<u>a</u> BDC Downstream Fund, those investment objectives and strategies described in its disclosure documents (including private placement memoranda and reports to equity holders) and organizational documents (including operating agreements).

"***Potential Co-Investment Transaction***" means any investment opportunity in which a Regulated Fund (or its Wholly-Owned Investment Sub) could not participate together with one or more Affiliated Funds and/or one or more other Regulated Funds without obtaining and relying on the Order.

"***Pre-Boarding Investments***" are investments in an issuer held by a Regulated Fund as well as one or more Affiliated Funds and/or one or more other Regulated Funds that:

> (i)   were acquired prior to participating in any Co-Investment Transaction;

> (ii)   were acquired in transactions in which the only term negotiated by or on behalf of such funds was price; and

> (iii)   were acquired either: (x) in reliance on one of the JT No-Action Letters; or (y) in transactions occurring at least 90 days apart and without coordination between the Regulated Fund and any Affiliated Fund or other Regulated Fund.

"***Regulated Funds***" means ~~AIC, ASFRF, AIF,~~ the <u>Company, any</u> Future Regulated Funds and ~~the~~<u>any</u> BDC Downstream Funds.

"***Related Party***" means (i) any Close Affiliate and (ii) in respect of matters as to which any Adviser has knowledge, any Remote Affiliate.

"***Remote Affiliate***" means any person described in Section 57(e) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose) and any limited partner holding 5% or more of the relevant limited partner interests that would be a Close Affiliate but for the exclusion in that definition.

"***Required Majority***" means a required majority, as defined in Section 57(o) of the Act.[5]

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[5]   In the case of a Regulated Fund that is a registered closed-end fund, the Board members that make up the

"*Tradable Security*" means a security that meets the following criteria at the time of Disposition:

(i)   it trades on a national securities exchange or designated offshore securities market as defined in rule 902(b) under the Securities Act;

(ii)   it is not subject to restrictive agreements with the issuer or other security holders; and

(iii)   it trades with sufficient volume and liquidity (findings as to which are documented by the Advisers to any Regulated Funds holding investments in the issuer and retained for the life of the Regulated Fund) to allow each Regulated Fund to dispose of its entire position remaining after the proposed Disposition within a short period of time not exceeding 30 days at approximately the value (as defined by ~~section~~Section 2(a)(41) of the Act) at which the Regulated Fund has valued the investment.

"*Wholly-Owned Investment Sub*" means an entity (i) that is wholly-owned by ~~one of AIC, ASFRF, AIF or a Future~~a Regulated Fund (with such Regulated Fund at all times holding, beneficially and of record, 100% of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments on behalf of such Regulated Fund~~;~~ (and, in the case of a SBIC Subsidiary (defined below), maintain a license under the SBA Act (defined below) and issue debentures guaranteed by the SBA (defined below)); (iii) with respect to which such Regulated Fund's Board has the sole authority to make all determinations with respect to the entity's participation under the Conditions to this application; and (iv) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act. The term "*SBIC Subsidiary*" means an entity that is licensed by the Small Business Administration (the "*SBA*") to operate under the Small Business Investment Act of 1958, as amended, (the "*SBA Act*") as a small business investment company (an "*SBIC*"). An SBIC Subsidiary may be a Wholly-Owned Investment Sub if it satisfies the conditions in this definition.

II.   APPLICANTS

~~Each applicant below may be deemed to be directly or indirectly controlled by Apollo Global Management, LLC ("*AGM*"), a publicly traded company. AGM owns controlling interests in the Advisers, and thus may be deemed to control the Regulated Funds and the Affiliated Funds. AGM, however, is a holding company and does not currently offer investment advisory services to any person and is not expected to do so in the future. Accordingly, AGM has not been included as an Applicant.~~

BDC Downstream Fund with a board of directors (or the equivalent), the members that make up the Required Majority will be determined as if the BDC Downstream Fund were a BDC subject to Section 57(o). In the case of a BDC Downstream Fund with a transaction committee or advisory committee, the committee members that make up the Required Majority will be determined as if the BDC Downstream Fund were a BDC subject to Section 57(o) and as if the committee members were directors of the fund.

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A.   ~~Apollo Investment Corporation and Merx Aviation Finance, LLC~~Silver Point Specialty Credit Fund, L.P.

~~AIC is a specialty finance company that is a closed-end, non-diversified management investment company incorporated in Maryland. AIC has elected~~The Company was organized on July 31, 2014 as a closed-end Delaware limited liability company under the name SPCP Group VII, LLC. The Company changed its name to Silver Point Specialty Credit Fund, L.P. and converted to a Delaware limited partnership on April 1, 2015 and commenced its investment activities in July 2015. As of December 31, 2017, the Company had approximately $629.8 million in total assets and $299.9 million in total liabilities. The Company intends to (i) convert to a Delaware corporation, (ii) change its name in connection with the Conversion, (iii) file an election to be regulated as a BDC ~~under the Act, has qualified and elected~~, and (iv) file an election to be treated as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended, and intends to continue to ~~qualify as a regulated investment company~~make such election in the future~~.~~ (collectively, the "***Conversion***"). The Company's principal place of business is Two Greenwich Plaza, Greenwich, CT 06830.

The Company hereby represents that it will elect to be regulated as a BDC following the Conversion. Prior to the Conversion and election to be regulated as a BDC, the Company will operate as a private investment company and will rely on the exemption from the definition of an investment company available under Section 3(c)(7) of the Act. After the Conversion, the Company will be a non-diversified, management investment company, and will have a Board of Directors comprised of a majority of Independent Directors.

The Company's investment objective is to achieve attractive risk-adjusted returns primarily by originating loans to small and middle market companies domiciled in the United States and investing in specialty bridge financings, rescue financings and secondary purchases of loans and other credit-related assets. The Company generally refers to "middle market" companies as those with EBITDA between $10 million and $100 million annually. However, the Company may from time to time invest in larger or smaller companies.

Investment decisions are currently made by Management, investment adviser to the Company. In connection with the Conversion, the Company intends to have a Board, a majority of which will be Independent Directors. The Company's business affairs will be managed under the direction of the Board. U.S. Bancorp Fund Services, LLC (the "***Administrator***"), serves as the Company's administrator pursuant to an administration agreement.

~~AIC's investment objective is to generate both current income and capital appreciation through debt and equity investments. AIC invests primarily in middle market companies, where it believes the supply of primary capital is limited and investment opportunities are most attractive. AIC's primary investment mandate (as more fully described in AIC's disclosure documents, as may be amended or supplemented from time to time) is to focus on senior secured loans and subordinated and mezzanine investments and/or equity in private middle market companies, which may include an equity component such as warrants. AIC may also invest in the securities of public companies. In addition, AIC and its affiliated persons, as defined in Section 2(a)(3)(C) of the Act ("Affiliates"), together have the ability to provide "one stop" financing with the ability to hold larger investments than many of AIC's competitors. The ability to hold larger investments benefits AIC's stockholders by: (i) increasing flexibility, (ii) broadening market relationships and access to deal flow, (iii) allowing AIC to optimize its~~

portfolio composition, (iv) allowing AIC to provide capital to middle market companies, which AIC believes currently have limited access to capital from traditional lending sources, and (v) potentially increasing the availability of more favorable investment terms and protections.

AIC's business and affairs are managed under the direction of a Board, which currently consists of eight members, six of whom are Independent Directors. AIC's Board has delegated daily management and investment authority to AIM pursuant to an investment advisory and management agreement (the "*Investment Advisory Agreement*"). Apollo Investment Administration, LLC ("*Apollo Administration*") serves as AIC's administrator pursuant to an administration agreement.

Merx, a vehicle owned by AIC to engage in aircraft leasing and related businesses, is a Delaware limited liability company. If applicants receive the requested Order, Merx may on occasion engage in Co-Investment Transactions with other Regulated Funds and with Affiliated Funds.

B.   ~~Apollo Investment~~Silver Point Specialty Credit Fund Management, ~~L.P.~~LLC

~~AIM~~Management, a Delaware limited ~~partnership~~liability company that is registered as an investment adviser under the Advisers Act, serves as the investment adviser to ~~AIC~~the Company pursuant to ~~the~~an Investment Advisory Agreement~~.~~ by and between Management and the Company, dated as of July 1, 2015 (the "*Investment Advisory Agreement*").

Subject to the overall supervision of ~~AIC's~~the Board, ~~AIM manages~~the Adviser will manage the day-to-day operations of, and ~~provides~~provide investment advisory and management services to, ~~AIC~~the Company. Under the terms of the current Investment Advisory Agreement, ~~AIM determines~~Management will: (i) determine the composition of ~~AIC's~~the Company's investment portfolio, the nature and timing of the changes to ~~AIC's~~such portfolio~~,~~ and the manner of implementing such changes~~, identifies, evaluates, and negotiates~~; (ii) identify, evaluate and negotiate the structure of ~~the~~ investments ~~AIC makes~~ (including performing due diligence on ~~AIC's~~ prospective portfolio companies); ~~closes, monitors and, when and where applicable, restructures the investments AIC makes; and determines the investments and other assets that AIC purchases, retains or sells.~~(iii) close and monitor investments; and (iv) determine the securities and other assets to be purchased, retained or sold. The current Investment Advisory Agreement also includes references to the time period after the Company elects to be regulated as a BDC and such Investment Advisory Agreement complies with the Act. The Investment Advisory Agreement provides Management with broad authority to oversee the Company's portfolio.

~~Pursuant to the administration agreement, Apollo Administration furnishes AIC with office facilities, equipment and clerical, bookkeeping and record-keeping services at such facilities. Under the administration agreement, Apollo Administration also performs, or oversees the performance of, AIC's required administrative services, which include, among other things, being responsible for the financial records that AIC is required to maintain and preparing reports to AIC's stockholders and reports filed with the Commission. In addition, Apollo Administration oversees AIC in determining and publishing AIC's net asset value, oversees the preparation and filing of AIC's tax returns and the printing and dissemination of reports to AIC's stockholders,~~

and generally oversees the payment of AIC's expenses and the performance of administrative and professional services rendered to AIC by others.

Both AIM and Apollo Administration are indirect subsidiaries of AGM, Affiliates of which are or will be the investment advisers to the Affiliated Funds.

Management currently serves as investment adviser to each of the Existing Affiliated Funds.

C.   Silver Point Capital, L.P.

SPC, a Delaware limited partnership, is registered with the Commission as an investment adviser under the Advisers Act. SPC was established in 2001 and serves as the principal vehicle for the investment management activities of its principal owners, Edward A. Mulé and Robert J. O'Shea, who are members of Silver Point Capital Management, LLC, a Delaware limited liability company that serves as the general partner of SPC.

CD.   Apollo Senior Floating Rate Fund Inc. and Apollo CreditSilver Point Distressed Opportunities Management, LLC

Distressed Opportunities Management, a Delaware limited liability company, is a "relying adviser" under the Advisers Act through a single registration with SPC. Distressed Opportunities Management was established in 2016 and is a wholly owned subsidiary of SPC.

ASFRF is a Maryland corporation and is registered with the Commission under the Act as a closed-end, non-diversified management investment company. ASFRF's investment objective is to seek current income and preservation of capital through debt investments. ASFRF invests primarily in senior, secured loans made to companies whose debt is rated below investment grade and investments with similar economic characteristics. ASFRF may also invest in subordinated loans and corporate bonds. Subordinated loans generally have the same characteristics as senior, secured loans except that such loans are subordinated in payment and/or lower in lien priority to first lien holders. In addition, ASFRF may invest in (i) loan interests that are not secured by any collateral of a borrower; (ii) other income producing securities (including, without limitation, U.S. Government debt securities and investment and non-investment grade, subordinated and unsubordinated corporate debt securities); (iii) rights, warrants and equity securities issued by a borrower or its affiliates as part of a package of investments in a borrower or its affiliates and (iv) structured products. ASFRF may also invest in other assets for, among other reasons, cash management, financing activities or hedging transactions.

ASFRF's business and affairs are managed under the direction of its Board. ASFRF's Board currently consists of six members, four of whom are Independent Directors. ASFRF's Board has delegated daily management and investment authority to ACM, which is organized in Delaware and is registered as an investment adviser under the Advisers Act, pursuant to an investment advisory and management agreement. ACM also serves as ASFRF's administrator pursuant to an administrative services and expense reimbursement agreement.

D. Apollo Tactical Income Fund Inc.

~~AIF is a Maryland corporation and is registered with the Commission under the Act as a closed-end, non-diversified management investment company. AIF's investment objective is to seek current income and preservation of capital through debt investments. AIF invests primarily in credit instruments that are rated below investment grade, including senior, secured loans and high yield corporate bonds, based on absolute and relative value considerations and its analysis of the credit markets.~~

~~AIF's business and affairs are managed under the direction of its Board. AIF's Board currently consists of six members, four of whom are Independent Directors. AIF's Board has delegated daily management and investment authority to ACM pursuant to an investment advisory and management agreement. BNY Mellon Investment Servicing (US) Inc., serves as administrator to AIF pursuant to an administration and accounting services agreement.~~

E.   Existing Affiliated Funds

~~The Existing Advisers to Affiliated Funds~~SPC and Distressed Opportunities Management are the investment advisers to the Existing Affiliated Funds. ~~Each of the Existing Advisers to Affiliated Funds is registered as an investment adviser under the Advisers Act~~. A complete list of the Existing Affiliated Funds and ~~the Existing Advisers to Affiliated Funds~~their investment advisers is included in Appendix A.

III.   ORDER REQUESTED

The Applicants respectfully request an Order of the Commission under Sections 17(d) and 57(i) and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the "***Conditions***"), a Regulated Fund and one or more other Regulated Funds and/or one or more Affiliated Funds to enter into Co-Investment Transactions with each other.

The Regulated Funds and the Affiliated Funds seek relief to enter into Co-Investment Transactions because such Co-Investment Transactions would otherwise be prohibited by either or both of Section 17(d) or Section 57(a)(4) and the Rules under the Act. This Application seeks relief in order to (i) enable the Regulated Funds and Affiliated Funds to avoid, among other things, the practical commercial and/or economic difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of the relief requested in individual applications with respect to each Co-Investment Transaction that arises in the future and (ii) enable the Regulated Funds and the Affiliated Funds to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

Similar to ~~precedent~~many precedents, the Applicants seek relief that would permit Co-Investment Transactions in the form of initial investments, Follow-On Investments and Dispositions ~~of investments~~ in an issuer. In these cases, the terms and Conditions of this Application would govern the entire lifecycle of an investment with respect to a particular issuer, including both the initial investment and any subsequent transactions. ~~Unlike precedent,~~Further, in line with three recent precedents,[6] the

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[6]   See Apollo Investment Corporation, et al. (File No. 812-13754) Release No. IC-32057 (March 29, 2016)

Applicants also seek the ability to make Follow-On Investments and ~~to dispose of investments~~Dispositions in issuers where the Regulated Funds and Affiliated Funds did not make their initial investments in reliance on the Order. The Applicants seek this flexibility because the Regulated Funds and Affiliated Funds may, at times, invest in the same issuer without engaging in a prohibited joint transaction but then find that subsequent transactions with that issuer would be prohibited under the Act. Through the proposed "onboarding process," discussed below, the Applicants would, under certain circumstances, be permitted to rely on the Order to complete subsequent Co-Investment Transactions. In Section A.1. below, the Applicants first discuss the overall investment process that would apply to initial investments under the Order as well as subsequent transactions with issuers. In Sections A.3. and A.4. below, the Applicants discuss additional procedures that apply to Follow-On Investments and Dispositions, including the onboarding process that applies when initial investments were made without relying on the Order.

A.   Overview

~~Applicants include multiple advisers that are subsidiaries of AGM. The Advisers manage numerous private equity, credit and real estate funds and separate accounts with a wide variety of mandates and aggregate assets of $161.2 billion as of December 31, 2013. These clients currently include a BDC and registered investment companies that are regulated under the Act. Each~~Management is a leader among global investment managers specializing in alternative investments. Each of Management's founders have over 20 years of experience investing in self-originated middle market loans and credit investments across multiple business cycles. After the Conversion, Management's clients will include a BDC. The Adviser manages the assets entrusted to it by its clients in accordance with its fiduciary duty to those clients and, in the case of the ~~BDC and the registered investment companies~~Company and any Future Regulated Fund, the Act.

The ~~Advisers are~~Adviser is presented with ~~thousands of~~numerous investment opportunities each year on behalf of ~~their~~its clients and ~~must~~, after the Conversion, the Adviser will determine how to allocate those opportunities in a manner that, over time, is fair and equitable to all of their clients, and without violating the prohibitions on joint transactions included in Rule 17d-1 and Section 57(a)(4) of the Act. Such investment opportunities may be joint transactions such that the Advisers may not include a Regulated Fund in the allocation if another Regulated Fund and/or any Affiliated Fund is participating. Once invested in a security, the Regulated Funds and Affiliated Funds ~~often~~may have the opportunity to either complete an additional investment in the same issuer or exit the investment in a transaction that may be a joint transaction. Currently, if a Regulated Fund and one or more Affiliated Funds are invested in an issuer such funds may not participate in a Follow-On Investment or ~~exit the investment~~Disposition if the terms of the transaction would be a prohibited joint transaction.

As a result, after the Conversion, the Regulated Funds and Affiliated Funds ~~are~~will be limited in the types of transactions in which they can participate with each other, and the Regulated ~~Funds, which currently represent less than 5% of the Advisers' assets under management,~~Fund often must forego

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(order), Release No. IC-32019 (March 2, 2016) (notice); Ares Capital Corporation, et al. (File No. 812-13603) Release No. IC-32427 (January 18, 2017) (order), Release No. IC-32399 (December 21, 2016) (notice); and Oaktree Strategic Income, LLC, et al. (File No. 812-14758) Release No. IC-32862 (October 18, 2017) (order), Release No. IC-32831 (September 22, 2017) (notice).

transactions that would be beneficial to investors in the Regulated ~~Funds~~Fund. Thus, Applicants are seeking the relief requested by the Application for certain initial investments, Follow-On Investments, and Dispositions as described below.

The Applicants discuss the need for the requested relief in greater detail in Section III.C. below.

The ~~Advisers have~~Adviser has established rigorous processes for allocating initial investment opportunities, opportunities for subsequent investments in an issuer and dispositions of securities holdings reasonably designed to treat all clients fairly and equitably. As discussed below, these processes will be extended and modified in a manner reasonably designed to ensure that the additional transactions permitted under the Order will both (i) be fair and equitable to the Regulated Funds and the Affiliated Funds and (ii) comply with the Conditions contained in the Order.

1. The Investment Process

The investment process consists of three stages: (i) the identification and consideration of investment opportunities (including follow-on investment opportunities); (ii) order placement and allocation; and (iii) consideration by each applicable Regulated Fund's Board when a Potential Co-Investment Transaction is being considered by one or more Regulated Funds, as provided by the Order.

(a) Identification and Consideration of Investment Opportunities

The ~~Advisers are~~Adviser is organized and managed such that the ~~individual~~ portfolio managers~~, as well as the teams and committees of portfolio managers,~~ and analysts ~~and senior management~~ ("*Investment Teams*" ~~and "*Investment Committees*"),~~[6]-), responsible for evaluating investment opportunities and making investment decisions on behalf of clients are promptly notified of the opportunities.

Opportunities for Potential Co-Investment Transactions may arise when investment advisory personnel of an Adviser become aware of investment opportunities that may be appropriate for one or more Regulated Funds and one or more Affiliated Funds. If the requested Order is granted, the Advisers will establish, maintain and implement policies and procedures reasonably designed to ensure that, when such opportunities arise, the Advisers to the relevant Regulated Funds are promptly notified and receive the same information about the opportunity as any other Advisers considering the opportunity for their clients. In particular, consistent with Condition 1, if a Potential Co-Investment Transaction falls within the then-current Objectives and Strategies and any Board-Established Criteria of a Regulated Fund, the policies and procedures will require that the relevant ~~portfolio managers,~~ Investment ~~Teams and/or Investment Committees~~Team responsible for that Regulated Fund receive sufficient information to allow the Regulated Fund's Adviser to make its independent determination and recommendations under Conditions 1, 2(a), 6, 7, 8 and 9 (as applicable).[7] In addition, the policies and procedures will specify the

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[6] ~~Investment Teams and Investment Committees responsible for an area of investment may include portfolio managers, analysts and senior management from among one or more of the Advisers.~~

[7] Representatives from each Adviser to a Regulated Fund are either members of ~~each~~the Investment Team ~~or Investment Committee,~~ or are otherwise entitled to participate in each meeting of any Investment Team ~~or Investment Committee,~~ that is expected to approve or reject recommended investment opportunities falling within its

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individuals or roles responsible for carrying out the policies and procedures, including ensuring that the Advisers receive such information. After receiving notification of a Potential Co-Investment Transaction under Condition 1(a), the Adviser to each applicable Regulated Fund, working through the applicable ~~portfolio manager, or in conjunction with any applicable~~ Investment Team ~~or Investment Committee~~, will then make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund's then-current circumstances.

Applicants represent that, if the requested Order is granted, the investment advisory personnel of the Advisers to the Regulated Funds will be charged with making sure they identify, and participate in this process with respect to, each investment opportunity that falls within the Objectives and Strategies and Board-Established Criteria of each Regulated Fund. Applicants assert that the Advisers' allocation policies and procedures are structured so that the relevant investment advisory personnel for each Regulated Fund will be promptly notified of all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies and Board-Established Criteria of such Regulated Fund.

(b)   Order Placement and Allocation

General. If the Adviser to a Regulated Fund deems the Regulated Fund's participation in any Potential Co-Investment Transaction to be appropriate, it will, working through the applicable ~~portfolio manager or in conjunction with any applicable~~ Investment Team ~~or Investment Committee~~, formulate a recommendation regarding the proposed order amount for the Regulated Fund. In doing so, the Adviser and any applicable Investment Team ~~or Investment Committee~~ may consider such factors, among others, as investment guidelines, issuer, industry and geographical concentration, availability of cash and other opportunities for which cash is needed, tax considerations, leverage covenants, regulatory constraints (such as requirements under the Act), investment horizon, potential liquidity needs, and the Regulated Fund's risk concentration policies.

Allocation Procedure. For each Regulated Fund and Affiliated Fund whose Adviser recommends participating in a Potential Co-Investment Transaction, the Adviser will submit a proposed order amount to ~~the internal trading function, which is comprised of a group of individual traders who collect and execute trades~~an internal allocation committee, which the Adviser will establish to handle the allocation of investment opportunities in Potential Co-Investment Transactions (the "*Co-Investment Transaction Allocation Committee*"). Prior to the External Submission (as defined below), each proposed order amount may be reviewed and adjusted, in accordance with the Advisers' written allocation policies and procedures, by ~~an allocation committee for the area in question (e.g., credit,~~

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procedures may provide, for example, that the Adviser will receive the information required under Condition 1 in conjunction with its representatives' participation in the relevant Investment Team or ~~Investment Committee. The Investment Teams and Investment Committees will keep minutes of their meetings, and such minutes will include reference to the specific investment opportunities considered at the meeting~~the meetings of the relevant Investment Team. In addition, the policies and procedures are designed to ensure that minutes will be taken for all Investment Team meetings at which investments that fall within a Regulated Fund's Objectives and Strategies and Board-Established Criteria are discussed, including a certification requirement by a portfolio manager in attendance at an Investment Team meeting that either (i) no investment opportunities that overlap with any Regulated Fund's Objectives and Strategies and Board-Established Criteria were discussed at the meeting or (ii) an investment opportunity overlapping with a Regulated Fund's Objectives and Strategies and Board-Established Criteria was discussed and that a representative from the Legal department or Compliance department was present at the meeting and recorded minutes.

~~private equity, real estate) on which senior management, legal and compliance personnel from that area participate or, in the case of issues involving multiple areas or AGM as a whole, an AGM-wide allocation committee on which senior management, legal and compliance personnel for AGM participate~~<u>the Co-Investment Transaction Allocation Committee</u>.[8] The order of a Regulated Fund or Affiliated Fund resulting from this process is referred to as its "***Internal Order***". The Internal Order will be submitted for approval by the Required Majority of any participating Regulated Funds in accordance with the Conditions and as discussed in Section III.A.1.c. below.

If the aggregate Internal Orders for a Potential Co-Investment Transaction do not exceed the size of the investment opportunity immediately prior to the submission of the orders to the underwriter, broker, dealer or issuer, as applicable (the "***External Submission***"), then each Internal Order will be fulfilled as placed. If, on the other hand, the aggregate Internal Orders for a Potential Co-Investment Transaction exceed the size of the investment opportunity immediately prior to the External Submission, then the allocation of the opportunity will be made pro rata on the basis of the size of the Internal Orders.[9] If, subsequent to such External Submission, the size of the opportunity is increased or decreased, or if the terms of such opportunity, or the facts and circumstances applicable to the Regulated Funds' or the Affiliated Funds' consideration of the opportunity, change, the participants will be permitted to submit revised Internal Orders in accordance with written allocation policies and procedures that the Advisers will establish, implement and maintain; provided that, if the size of the opportunity is decreased such that the aggregate of the original Internal Orders would exceed the amount of the remaining investment opportunity, then upon submitting any revised order amount to the Board of a Regulated Fund for approval, the Adviser to the Regulated Fund will also notify the Board promptly of the amount that the Regulated Fund would receive if the remaining investment opportunity were allocated pro rata on the basis of the size of the original Internal Orders. The Board of the Regulated Fund will then either approve or disapprove of the investment opportunity in accordance with Condition 2, 6, 7, 8 or 9, as applicable.

<u>Compliance</u>. The Applicants represent that the Advisers' allocation review process ~~is~~<u>will be</u> a robust process designed as part of their overall compliance policies and procedures to ensure that every client is treated fairly and that the Advisers are following their allocation policies. The entire allocation process ~~is~~<u>will be</u> monitored and reviewed by the compliance team, led by the chief compliance officer, and approved by the Board of each Regulated Fund.

(c)   Approval of Potential Co-Investment Transactions

A Regulated Fund will enter into a Potential Co-Investment Transaction with one or more other Regulated Funds and/or Affiliated Funds only if, prior to the Regulated Fund's participation in the Potential Co-Investment Transaction, the Required Majority approves it in accordance with the Conditions of this Order.

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[8]   The reason for any such adjustment to a proposed order amount will be documented in writing and preserved in the records of the Advisers.

[9]   The Advisers will maintain records of all proposed order amounts, Internal Orders and External Submissions in conjunction with Potential Co-Investment Transactions. Each applicable Adviser will provide the Eligible Directors with information concerning the Affiliated Funds' and Regulated Funds' order sizes to assist the Eligible Directors with their review of the applicable Regulated Fund's investments for compliance with the Conditions.

In the case of a BDC Downstream Fund with an Independent Party consisting of a transaction committee or advisory committee, the individuals on the committee would possess experience and training comparable to that of the directors of the parent Regulated Fund and sufficient to permit them to make informed decisions on behalf of the applicable BDC Downstream Fund. The use of Independent Parties for BDC Downstream Funds results in a standard of approval that Applicants believe is equally as stringent as the standard of approval that a board of directors would apply. Most importantly, Applicants represent that the Independent Parties of the BDC Downstream Funds would be bound (by law or by contract) by fiduciary duties comparable to those applicable to the directors of the parent Regulated Fund, including a duty to act in the best interests of their respective funds when approving transactions. These duties would apply in the case of all Potential Co-Investment Transactions, including transactions that could present a conflict of interest.

Further, Applicants believe that the existence of differing routes of approval between the BDC Downstream Funds and other Regulated Funds would not result in Applicants investing through the BDC Downstream Funds in order to avoid obtaining the approval of a Regulated Fund's Board. Each Regulated Fund and BDC Downstream Fund has its own Objectives and Strategies and may have its own Board-Established Criteria, the implementation of which depends on the specific circumstances of the entity's portfolio at the time an investment opportunity is presented. As noted above, consistent with its duty to its BDC Downstream Funds, the Independent Party must reach a conclusion on whether or not an investment is in the best interest of its relevant BDC Downstream Funds. An investment made solely to avoid an approval requirement at the Regulated Fund level should not be viewed as in the best interest of the entity in question and, thus, would not be approved by the Independent Party.

Applicants represent that the use of Independent Parties has been common practice in institutional funds for many years and sophisticated investors, including global institutional investors, have relied on their presence in fund structures to ensure equitable treatment. Moreover, although a traditional board of directors would not be required to approve Co-Investment Transactions for a BDC Downstream Fund, a Board of a Regulated Fund would be required, as part of the overall duty of care that it owes to that Regulated Fund and its shareholders, to monitor the Co-investment Transaction activity of the Regulated Fund's respective BDC Downstream Funds to ensure that no pattern of abuse was extant.

A Regulated Fund may participate in Pro Rata Dispositions (defined below) and Pro Rata Follow-On Investments (defined below) without obtaining prior approval of the Required Majority in accordance with Conditions 6(c)(i) and 8(b)(i).

2.   Delayed Settlement

All Regulated Funds and Affiliated Funds participating in a Co-Investment Transaction will invest at the same time, for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other. However, the settlement date for an Affiliated Fund in a Co-Investment Transaction may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa, for one of two reasons. First, this may occur when the Affiliated Fund or Regulated Fund is not yet fully funded because, when the Affiliated Fund or Regulated Fund desires to make an investment, it must call capital from its investors to obtain the financing to make the investment, and in these instances, the notice requirement to call capital could be as much as ten business days. Accordingly, if a fund has called committed capital from its investors but the investors have not yet funded the capital calls, it may need to delay settlement during the notice period. Second, delayed settlement may also occur where, for tax or regulatory reasons, an Affiliated

Fund or Regulated Fund does not purchase new issuances immediately upon issuance but only after a short seasoning period of up to ten business days. Nevertheless, in all cases, (i) the date on which the commitment of the Affiliated Funds and Regulated Funds is made will be the same even where the settlement date is not and (ii) the earliest settlement date and the latest settlement date of any Affiliated Fund or Regulated Fund participating in the transaction will occur within ten business days of each other.

Applicants believe that an earlier or later settlement date does not create any additional risk for the Regulated Funds. As described above, the date of commitment will be the same and all other terms, including price, will be the same. Further, the investments by the Regulated Funds and the Affiliated Funds will be independent from each other, and a Regulated Fund would never take on the risk of holding more of a given security than it would prefer to hold in the event that an Affiliated Fund or another Regulated Fund did not settle as expected.

3.   <u>Permitted Follow-On Investments and Approval of Follow-On Investments</u>

From time to time the Regulated Funds and Affiliated Funds may have opportunities to make Follow-On Investments in an issuer in which a Regulated Fund and one or more other Regulated Funds and/or Affiliated Funds previously have invested and continue to hold an investment. If the Order is granted, Follow-On Investments will be made in a manner that, over time, is fair and equitable to all of the Regulated Funds and Affiliated Funds and in accordance with the proposed procedures discussed above and with the Conditions of the Order.

The Order would divide Follow-On Investments into two categories depending on whether the Regulated Funds and Affiliated Funds holding investments in the issuer previously participated in a Co-Investment Transaction with respect to the issuer and continue to hold any securities acquired in a Co-Investment Transaction for that issuer. If such Regulated Funds and Affiliated Funds have previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Follow-On Investment would be subject to the process discussed in Section III.A.3.a. below and governed by Condition 8. These Follow-On Investments are referred to as "***Standard Review Follow-Ons***." If such Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Follow-On Investment would be subject to the "onboarding process" discussed in Section III.A.3.b. below and governed by Condition 9. These Follow-On Investments are referred to as "***Enhanced Review Follow-Ons***."

(a)   <u>Standard Review Follow-Ons</u>

A Regulated Fund may invest in Standard Review Follow-Ons either with the approval of the Required Majority using the procedures required under Condition 8(c) or, where certain additional requirements are met, without Board approval under Condition 8(b).

A Regulated Fund may participate in a Standard Review Follow-On without obtaining the prior approval of the Required Majority if it is (i) a Pro Rata Follow-On Investment or (ii) a Non-Negotiated Follow-On Investment.

A "***Pro Rata Follow-On Investment***" is a Follow-On Investment (i) in which the participation of each Affiliated Fund and each Regulated Fund is proportionate to its outstanding investments in the

issuer or security, as appropriate,~~10~~-10 immediately preceding the Follow-On Investment, and (ii) in the case of a Regulated Fund, a majority of the Board has approved the Regulated Fund's participation in the pro rata Follow-On Investments as being in the best interests of the Regulated Fund. The Regulated Fund's Board may refuse to approve, or at any time rescind, suspend or qualify, their approval of Pro Rata Follow-On Investments, in which case all subsequent Follow-On Investments will be submitted to the Regulated Fund's Eligible Directors in accordance with Condition 8(c).

A "***Non-Negotiated Follow-On Investment***" is a Follow-On Investment in which a Regulated Fund participates together with one or more Affiliated Funds and/or one or more other Regulated Funds (i) in which the only term negotiated by or on behalf of the funds is price and (ii) with respect to which, if the transaction were considered on its own, the funds would be entitled to rely on one of the JT No-Action Letters.

Applicants believe that these Pro Rata and Non-Negotiated Follow-On Investments do not present a significant opportunity for overreaching on the part of any Adviser and thus do not warrant the time or the attention of the Board. Pro Rata Follow-On Investments and Non-Negotiated Follow-On Investments remain subject to the Board's periodic review in accordance with Condition ~~10~~.[10]

        (b)   <u>Enhanced Review Follow-Ons</u>

One or more Regulated Funds and/or one or more Affiliated Funds holding Pre-Boarding Investments may have the opportunity to make a Follow-On Investment that is a Potential Co-Investment Transaction in an issuer with respect to which they have not previously participated in a Co-Investment Transaction. In these cases, the Regulated Funds and Affiliated Funds may rely on the Order to make such Follow-On Investment subject to the requirements of Condition 9. These enhanced review requirements constitute an "onboarding process" whereby Regulated Funds and Affiliated Funds may utilize the Order to participate in Co-Investment Transactions even though they already hold Pre-Boarding Investments. For a given issuer, the participating Regulated Funds and Affiliated Funds need to comply with these requirements only for the first Co-Investment Transaction. Subsequent Co-Investment Transactions with respect to the issuer will be governed by Condition 8 under the standard review process.

        4.   <u>Dispositions</u>

The Regulated Funds and Affiliated Funds may be presented with opportunities to sell, exchange or otherwise dispose of securities in a transaction that would be prohibited by Rule 17d-1 or Section 57(a)(4), as applicable. If the Order is granted, such Dispositions will be made in a manner that, over time, is fair and equitable to all of the Regulated and Affiliated Funds and in accordance with procedures set forth in the proposed Conditions to the Order and discussed below.

The Order would divide these Dispositions into two categories: (i) if the Regulated Funds and Affiliated Funds holding investments in the issuer have previously participated in a Co-Investment Transaction with respect to the issuer and continue to hold any securities acquired in a Co-Investment Transaction for such issuer, then the terms and approval of the Disposition (hereinafter referred to as "***Standard Review Dispositions***") would be subject to the process discussed in Section III.A.4.a. below

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[10] *See* note 26, below.

[10] See note 26, below.

and governed by Condition 6; and (ii) if the Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Disposition (hereinafter referred to as "***Enhanced Review Dispositions***") would be subject to the same "onboarding process" discussed in Section III.A.4.b. above and governed by Condition 7.

(a)   Standard Review Dispositions

A Regulated Fund may participate in a Standard Review Disposition either with the approval of the Required Majority using the standard procedures required under Condition 6(d) or, where certain additional requirements are met, without Board approval under Condition 6(c).

A Regulated Fund may participate in a Standard Review Disposition without obtaining the prior approval of the Required Majority if (i) the Disposition is a Pro Rata Disposition or (ii) the securities are Tradable Securities and the Disposition meets the other requirements of Condition 6(c)(ii).

A "***Pro Rata Disposition***" is a Disposition (i) in which the participation of each Affiliated Fund and each Regulated Fund is proportionate to its outstanding investment in the security subject to Disposition immediately preceding the Disposition;[11] and (ii) in the case of a Regulated Fund, a majority of the Board has approved the Regulated Fund's participation in pro rata Dispositions as being in the best interests of the Regulated Fund. The Regulated Fund's Board may refuse to approve, or at any time rescind, suspend or qualify, their approval of Pro Rata Dispositions, in which case all subsequent Dispositions will be submitted to the Regulated Fund's Eligible Directors.

In the case of a Tradable Security, approval of the required majority is not required for the Disposition if: (x) the Disposition is not to the issuer or any affiliated person of the issuer;[12] and (y) the security is sold for cash in a transaction in which the only term negotiated by or on behalf of the participating Regulated Funds and Affiliated Funds is price. Pro Rata Dispositions and Dispositions of a Tradable Security remain subject to the Board's periodic review in accordance with Condition 10.

(b)   Enhanced Review Dispositions

One or more Regulated Funds and one or more Affiliated Funds that have not previously participated in a Co-Investment Transaction with respect to an issuer may have the opportunity to make a Disposition of Pre-Boarding Investments in a Potential Co-Investment Transaction. In these cases, the Regulated Funds and Affiliated Funds may rely on the Order to make such Disposition subject to the requirements of Condition 7. As discussed above, with respect to investment in a given issuer, the participating Regulated Funds and Affiliated Funds need only complete the onboarding process for the first Co-Investment Transaction, which may be an Enhanced Review Follow-On or an Enhanced Review

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[11]   See note 24, below.
[12]   In the case of a Tradable Security, Dispositions to the issuer or an affiliated person of the issuer are not permitted so that funds participating in the Disposition do not benefit to the detriment of Regulated Funds that remain invested in the issuer. For example, if a Disposition of a Tradable Security were permitted to be made to the issuer, the issuer may be reducing its short term assets (i.e., cash) to pay down long term liabilities.

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Disposition.[13] Subsequent Co-Investment Transactions with respect to the issuer will be governed by Condition 6 or 8 under the standard review process.

> 5. Use of Wholly-Owned Investment Subs

~~AIC, ASRF, AIF or a Future~~A Regulated Fund may, from time to time, form one or more Wholly-Owned Investment Subs. Such a subsidiary may be prohibited from investing in a Co-Investment Transaction with a Regulated Fund (other than its parent) or any Affiliated Fund because it would be a company controlled by its parent Regulated ~~Entity~~Fund for purposes of Section 57(a)(4) and Rule 17d-1. Applicants request that each Wholly-Owned Investment Sub be permitted to participate in Co-Investment Transactions in lieu of the applicable parent Regulated ~~Entity~~Fund that owns it and that the Wholly-Owned Investment Sub's participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Fund were participating directly.

Applicants represent that this treatment is justified because a Wholly-Owned Investment Sub would have no purpose other than serving as a holding vehicle for the Regulated Fund's investments and, therefore, no conflicts of interest could arise between the parent Regulated Fund and the Wholly-Owned Investment Sub. The Board of the parent Regulated Fund would make all relevant determinations under the Conditions with regard to a Wholly-Owned Investment Sub's participation in a Co-Investment Transaction, and the Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Sub in the Regulated Fund's place. If the parent Regulated Fund proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subs, the Board of the parent Regulated Fund will also be informed of, and take into consideration, the relative participation of the Regulated Fund and the Wholly-Owned Investment Sub.

~~Applicants note that an entity could not be both a Wholly-Owned Investment Sub and a BDC Downstream Fund because, in the former case, the Board of the parent Regulated Fund makes any determinations regarding the subsidiary's investments while, in the latter case, the Independent Party makes such determinations.~~

B. Applicable Law

> 1. Section 17(d) and Section 57(a)(4)

Section 17(d) of the Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the Act), or an affiliated person of such affiliated person, of a registered investment company acting as principal, from effecting any transaction in which the registered investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such other participant.

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[13] However, with respect to an issuer, if a Regulated Fund's first Co-Investment Transaction is an Enhanced Review Disposition, and the Regulated Fund does not dispose of its entire position in the Enhanced Review Disposition, then before such Regulated Fund may complete its first Standard Review Follow-On in such issuer, the Eligible Directors must review the proposed Follow-On Investment not only on a stand-alone basis but also in relation to the total economic exposure in such issuer (i.e., in combination with the portion of the Pre-Boarding Investment not disposed of in the Enhanced Review Disposition), and the other terms of the investments. This additional review is required because such findings were not required in connection with the prior Enhanced Review Disposition, but they would have been required had the first Co-Investment Transaction been an Enhanced Review Follow-On.

Similarly, with regard to BDCs, Section 57(a)(4) prohibits certain persons specified in Section 57(b) from participating in a joint transaction with the BDC, or a company controlled by the BDC, in contravention of rules as prescribed by the Commission. In particular, Section 57(a)(4) applies to:

- Any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is an affiliated person of the forgoing pursuant to Section 2(a)(3)(C); or

- Any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with, a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC);[14] or any person who is an affiliated person of any of the forgoing within the meaning of Section 2(a)(3)(C) or (D).

Pursuant to the foregoing application of Section 57(a)(4), BDC Downstream Funds on the one hand and other Regulated Funds and Affiliated Funds on the other, may not co-invest absent an exemptive order because the BDC Downstream Funds are controlled by a BDC and the Affiliated Funds and other Regulated Funds are included in Section 57(b).

Section 2(a)(3)(C) defines an "affiliated person" of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(3)(D) defines "any officer, director, partner, copartner, or employee" of an affiliated person as an affiliated person. Section 2(a)(9) defines "control" as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company. Under Section 2(a)(9) a person who beneficially owns, either directly or through one or more controlled companies, more than 25% of the voting securities of a company is presumed to control such company. The Commission and its staff have indicated on a number of occasions their belief that an investment adviser that provides discretionary investment management services to a fund and that sponsored, selected the initial directors, and provides administrative or other non-advisory services to the fund, controls such fund, absent compelling evidence to the contrary.[15]

2.   Rule 17d-1

Rule 17d-1 generally prohibits an affiliated person (as defined in Section 2(a)(3)), or an affiliated person of such affiliated person, of a registered investment company acting as principal, from effecting any transaction in which the registered investment company, or a company controlled by such registered

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[14]   Also excluded from this category by Rule 57b-1 is any person who would otherwise be included (a) solely because that person is directly or indirectly controlled by a business development company, or (b) solely because that person is, within the meaning of Section 2(a)(3)(C) or (D), an affiliated person of a person described in (a) above.

[15]   See, e.g., SEC Rel. No. IC-4697 (Sept. 8, 1966) ("For purposes of Section 2(a)(3)(C), affiliation based upon control would depend on the facts of the given situation, including such factors as extensive interlocks of officers, directors or key personnel, common investment advisers or underwriters, etc."); Lazard Freres Asset Management, SEC No-Action Letter (pub. avail. Jan. 10, 1997) ("While, in some circumstances, the nature of an advisory relationship may give an adviser control over its client's management or policies, whether an investment company and another entity are under common control is a factual question….").

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company, is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such first or second tier affiliate. Rule 17d-1 generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3)) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any "joint enterprise or other joint arrangement or profit-sharing plan," as defined in the rule, without prior approval by the Commission by order upon application.

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to persons subject to Sections 57(a) and (d) by Section 57(i) to the extent specified therein. Section 57(i) provides that, until the Commission prescribes rules under Sections 57(a) and (d), the Commission's rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a) or (d). Because the Commission has not adopted any rules under Section 57(a) or (d), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a) or (d).

Applicants seek relief pursuant to Rule 17d-1, which permits the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule 17d-1, the Commission is directed by Rule 17d-1(b) to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement under scrutiny is consistent with the provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

The Commission has stated that Section 17(d), upon which Rule 17d-1 is based, and upon which Section 57(a)(4) was modeled, was designed to protect investment companies from self-dealing and overreaching by insiders. The Commission has also taken notice that there may be transactions subject to these prohibitions that do not present the dangers of overreaching.[16] The Court of Appeals for the Second Circuit has enunciated a like rationale for the purpose behind Section 17(d): "The objective of [Section] 17(d)…is to prevent…injuring the interest of stockholders of registered investment companies by causing the company to participate on a basis different from or less advantageous than that of such other participants."[17] Furthermore, Congress acknowledged that the protective system established by the enactment of Section 57 is "similar to that applicable to registered investment companies under Section 17, and rules thereunder, but is modified to address concerns relating to unique characteristics presented by business development companies."[18]

Applicants believe that the Conditions would ensure that the conflicts of interest that Section 17(d) and Section 57(a)(4) were designed to prevent would be addressed and the standards for an order under Rule 17d-1 and Section 57(i) would be met.

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[16]   See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed. Sec. L. Rep., Extra Edition (May 29, 1992) at 488 *et seq*.

[17]   Securities and Exchange Commission v. Talley Industries, Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969).

[18]   H.Rep. No. 96-1341, 96th Cong., 2d Sess. 45 (1980) *reprinted* in 1980 U.S.C.C.A.N. 4827.

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C.   Need for Relief

Co-Investment Transactions are prohibited by either or both of Rule 17d-1 and Section 57(a)(4) without a prior exemptive order of the Commission to the extent that the Affiliated Funds and the Regulated Funds participating in such transactions fall within the category of persons described by Rule 17d-1 and/or Section 57(b), as modified by Rule 57b-1 thereunder, as applicable, vis-à-vis each participating Regulated Fund.

Each of the participating Regulated Funds and Affiliated Funds may be deemed to be affiliated persons vis à vis a Regulated Fund within the meaning of Section 2(a)(3) by reason of common control because (i) controlled Affiliates of AGM manage each of the Affiliated Funds and ASFRF and AIF and may be deemed to control any future Regulated Fund, (ii) AGM controls AIM, which manages AIC pursuant to the Investment Advisory Agreement, and (iii) AIC Downstream Funds, are, and, in the future will be, deemed to be controlled by AIM, AIC or certain of AIC's subsidiaries. Thus, each of the Affiliated Funds could be deemed to be a person related to the AIC Funds in a manner described by Section 57(b) and related to the other Regulated Funds in a manner described by Rule 17d 1; and therefore the prohibitions of Rule 17d 1 and Section 57(a)(4) would apply respectively to prohibit the Affiliated Funds from participating in Co-Investment Transactions with the Regulated Funds.

SPC and Distressed Opportunities Management are the investment advisers to the Existing Affiliated Funds and Management is the investment adviser to the Company. An Adviser will be the investment adviser to each of the Future Regulated Funds. SPC may be deemed to control Management and any other Adviser will be controlling, controlled by, or under common control with SPC. In addition, an Adviser will be the investment adviser to each Affiliated Fund. The Regulated Funds may be deemed to be under common control, and thus affiliated persons of each other under Section 2(a)(3)(C) of the 1940 Act. In addition, the Affiliated Funds may be deemed to be under common control with the Regulated Funds, and thus affiliated persons of each Regulated Fund under Section 2(a)(3)(C) of the 1940 Act. As a result, these relationships might cause a Regulated Fund and one or more other Regulated Funds and/or one or more Affiliated Funds participating in Co-Investment Transactions to be subject to Sections 17(d) or 57(a)(4) of the 1940 Act, and thus subject to the provisions of Rule 17d-l under the 1940 Act.

D.   Precedents

The Commission has issued numerous exemptive orders under the Act permitting registered investment companies and BDCs to co-invest with affiliated persons.[19] Although the various

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[19]   See, e.g., Oaktree Strategic Income, LLC, et al. (File No. 812-14758) Release No. IC-32862 (October 18, 2017) (order), Release No. IC-32831 (September 22, 2017) (notice); Golub Capital BDC, Inc., et al. (File No. 812-13764) Release No. IC-32509 (February 27, 2017) (order), Release No. IC-32461 (January 31, 2017) (notice); Ares Capital Corporation, et al. (File No. 812-13603) Release No. IC-32427 (January 18, 2017) (order), Release No. IC-32399 (December 21, 2016) (notice); Goldman Sachs BDC, Inc., et al. (File No. 812-14219) Release No. IC-32409 (January 4, 2017) (order), Release No. IC-32382 (December 7, 2016) (notice); Apollo Investment Corporation, et al. (File No. 812-13754) Release No. IC-32057 (March 29, 2016) (order), Release No. IC-32019 (March 2, 2016) (notice); Prospect Capital Corporation, et al. (File No. 812-14199) Release No. IC-30909 (Feb. 10, 2014) (order), Release No. IC-30855 (Jan. 13, 2014) (notice); Medley Capital Corporation, et al. (File No. 812-14020) Release No. IC-30807 (Nov. 25, 2013) (order), Release No. IC-30769 (Oct. 28, 2013) (notice); Stellus Capital Investment Corporation, et al. (File No. 812-14061) Release No. IC-30754 (Oct. 23, 2013) (order), Release No. IC-30739 (Sept. 30, 2013) (notice).

precedents involved somewhat different formulae, the Commission has accepted, as a basis for relief from the prohibitions on joint transactions, use of allocation and approval procedures to protect the interests of investors in the BDCs and registered investment companies. Applicants submit that the allocation procedures set forth in the Conditions for relief are consistent with and expand the range of investor protections found in the orders we cite. We note, in particular, that the co-investment protocol to be followed by the Applicants here is substantially similar to the protocol followed by (i) Apollo Investment Corporation and its affiliates, for which an order was issued on March 29, 2016 (the "*Apollo Order*")[20], (ii) Ares Capital Corporation and its affiliates, for which an order was issued on January 18, 2017 (the "*Ares Order*")[21] and (iii) Oak Tree and its affiliates, for which an order was issued on October 18, 2017 (the "*Oaktree Order*").[22]

While Applicants have sought to conform substantial portions of this Application and the Conditions herein to recent precedent, most of the recent orders involving joint transactions, apart from the Apollo Order, the Ares Order and the Oaktree Order, have involved one or two managers that advise a small number of BDCs or regulated funds, on the one hand, and a small number of private funds, on the other hand. As discussed above, Applicants have ~~multiple advisers with several Regulated Funds and~~ numerous private funds, which have similar, but not identical investment objectives and policies. Due to the size and complexity of Applicants' operations, Applicants believe that an order based on existing precedents, other than the Apollo Order, the Ares Order and the Oaktree Order, would not provide sufficient flexibility for the Regulated Funds to participate in attractive and appropriate investment opportunities that would be beneficial to their security holders.[20] Thus, for example, Applicants propose to limit the Potential Co-Investment Transactions of which each Adviser would be notified of to those investments that would be consistent with each fund's then-current Objectives and Strategies and Board-Established Criteria, thus reducing unnecessary burdens that would otherwise be imposed on Applicants. In addition, Applicants seek to extend existing precedents to obtain exemptive relief to permit co-investments by BDC Downstream Funds that are not wholly owned subsidiaries of the Regulated Funds, subject to appropriate safeguards built into proposed Conditions.

Applicants believe that the relief requested herein is consistent with the policy underlying the Apollo Order, Ares Order and Oaktree Order, as well as co-investment relief granted by the Commission to other BDCs and to registered closed-end funds.

~~An order based solely on existing precedents also would not permit Applicants to participate in Enhanced Review Follow-Ons or Enhanced Review Dispositions.~~

~~Applicants began with the Application on the co-investment protocol followed by Gladstone Capital Corporation and its affiliates, for which an order was granted on July 26, 2012 (the "*Gladstone Order*");[21] however, Applicants are requesting that such protocol be expanded to~~

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[20] Apollo Investment Corporation, supra note 6.

[21] Ares Capital Corporation, et al., supra note 6.

[22] Oaktree Strategic Income, LLC, et al., supra note 6.

[20] ~~For example, the Gladstone Order (as defined below) includes one adviser, three Regulated Funds and one existing fund that are prohibited from completing "joint transactions", whereas in the Apollo platform there are over 30 Existing Advisers to Affiliated Funds and over 50 Existing Affiliated Funds.~~

[21] ~~*See* note 18, *supra*.~~

Redline AIC - Amendment 7 - Exemptive Application 1945313v1 and Silver Point Co-Investment Exemptive Application 1642006v7 9/17/2018 3:06:29 PM

allow for the additional requests included in this Application based on new Conditions designed to protect the Regulated Funds. Although departing from existing precedent, Applicants believe that the relief requested herein is consistent with the policy underlying the Gladstone Order as well as co-investment relief granted by the Commission to other BDCs and to registered closed-end funds.

IV.   STATEMENT IN SUPPORT OF RELIEF REQUESTED

In accordance with Rule 17d-1 (made applicable to transactions subject to Section 57(a) by Section 57(i)), the Commission may grant the requested relief as to any particular joint transaction if it finds that the participation of the Regulated Funds in the joint transaction is consistent with the provisions, policies and purposes of the Act and is not on a basis different from or less advantageous than that of other participants. Applicants submit that allowing the Co-Investment Transactions described in this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and the shareholders thereof and (ii) the protections found in the Conditions.

As required by Rule 17d-1(b), the Conditions ensure that the terms on which Co-Investment Transactions may be made will be consistent with the participation of the Regulated Funds being on a basis that it is neither different from nor less advantageous than other participants, thus protecting the equity holders of any participant from being disadvantaged. The Conditions ensure that all Co-Investment Transactions are reasonable and fair to the Regulated Funds and their shareholders and do not involve overreaching by any person concerned, including the Advisers.

A.   Potential Benefits

In the absence of the relief sought hereby, in many circumstances the Regulated Funds would be limited in their ability to participate in attractive and appropriate investment opportunities. Section 17(d), Section 57(a)(4) and Rule 17d-1 should not prevent BDCs and registered closed-end investment companies from making investments that are in the best interests of their shareholders.

Each Regulated Fund and its shareholders will benefit from the ability to participate in Co-Investment Transactions. The Board, including the Required Majority, of each Regulated Fund has determined will determine that it is in the best interests of the Regulated Fund to participate in Co-Investment Transactions because, among other matters, (i) the Regulated Fund should be able to participate in a larger number and greater variety of transactions; (ii) the Regulated Fund should be able to participate in larger transactions; (iii) the Regulated Fund should be able to participate in all opportunities approved by a Required Majority or otherwise permissible under the Order rather than risk underperformance through rotational allocation of opportunities among the Regulated Funds; (iv) the Regulated Fund and any other Regulated Funds participating in the proposed investment should have greater bargaining power, more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (v) the Regulated Fund should be able to obtain greater attention and better deal flow from investment bankers and others who act as sources of investments; and (vi) the Conditions are fair to the Regulated Funds and their shareholders.

B.   Protective Representations And Conditions

The Conditions ensure that the proposed Co-Investment Transactions are consistent with the protection of each Regulated Fund's shareholders and with the purposes intended by the policies and provisions of the Act. Specifically, the Conditions incorporate the following critical protections: (i) all

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Regulated Funds participating in the Co-Investment Transactions will invest at the same time (except that, subject to the limitations in the Conditions, the settlement date for an Affiliated Fund in a Co-Investment Transaction may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa), for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other; (ii) a Required Majority of each Regulated Fund must approve various investment decisions (not including transactions completed on a pro rata basis pursuant to Conditions 6(c)(i) and 8(b)(i) or otherwise not requiring Board approval) with respect to such Regulated Fund in accordance with the Conditions; and (iii) the Regulated Funds are required to retain and maintain certain records.

Applicants believe that participation by the Regulated Funds in Pro Rata Follow-On Investments and Pro Rata Dispositions, as provided in Conditions 6(c)(i) and 8(b)(i), is consistent with the provisions, policies and purposes of the Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata investment or disposition eliminates the possibility for overreaching and unnecessary prior review by the Board. Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.

Applicants also believe that the participation by the Regulated Funds in Non-Negotiated Follow-On Investments and in Dispositions of Tradable Securities without the approval of a Required Majority is consistent with the provisions, policies and purposes of the Act as there is no opportunity for overreaching by affiliates.

If an Adviser, its principals, or any person controlling, controlled by, or under common control with the Adviser or its principals, and the Affiliated Funds (collectively, the "*Holders*") own in the aggregate more than 25 percent of the outstanding voting shares of a Regulated Fund (the "*Shares*"), then the Holders will vote such Shares as required under Condition 15.

Applicants believe that this condition will ensure that the Independent Directors will act independently in evaluating Co-Investment Transactions, because the ability of the Adviser or its principals to influence the Independent Directors by a suggestion, explicit or implied, that the Independent Directors can be removed if desired by the Holders will be limited significantly. The Independent Directors shall evaluate and approve any independent party, taking into ~~accounts~~account its qualifications, reputation for independence, cost to the shareholders, and other factors that they deem relevant.

In sum, the Applicants believe that the Conditions would ensure that each Regulated Fund that participates in any type of Co-Investment Transaction does not participate on a basis different from, or less advantageous than, that of such other participants for purposes of Section 17(d) or Section 57(a)(4) and the Rules under the Act. As a result, Applicants believe that the participation of the Regulated Funds in Co-Investment Transactions in accordance with the Conditions would be consistent with the provisions, policies, and purposes of the Act, and would be done in a manner that was not different from, or less advantageous than, the other participants.

V.   CONDITIONS

Applicants agree that any Order granting the requested relief shall be subject to the following Conditions:

1.   Identification and Referral of Potential Co-Investment Transactions

(a)   The Advisers will establish, maintain and implement policies and procedures reasonably designed to ensure that each Adviser is promptly notified of all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies and Board-Established Criteria of any Regulated Fund the Adviser manages.

(b)   When an Adviser to a Regulated Fund is notified of a Potential Co-Investment Transaction under Condition 1(a), the Adviser will make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund's then-current circumstances.

2.   Board Approvals of Co-Investment Transactions

(a)   If the Adviser deems a Regulated Fund's participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, it will then determine an appropriate level of investment for the Regulated Fund.

(b)   If the aggregate amount recommended by the Advisers to be invested in the Potential Co-Investment Transaction by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in ~~section~~Section III.A.1.b. above. Each Adviser to a participating Regulated Fund will promptly notify and provide the Eligible Directors with information concerning the Affiliated Funds' and Regulated Funds' order sizes to assist the Eligible Directors with their review of the applicable Regulated Fund's investments for compliance with these Conditions.

(c)   After making the determinations required in Condition 1(b) above, each Adviser to a participating Regulated Fund will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each participating Regulated Fund and each participating Affiliated Fund) to the Eligible Directors of its participating Regulated Fund(s) for their consideration. A Regulated Fund will enter into a Co-Investment Transaction with one or more other Regulated Funds or Affiliated Funds only if, prior to the Regulated Fund's participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i)   the terms of the transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its equity holders and do not involve overreaching in respect of the Regulated Fund or its equity holders on the part of any person concerned;

(ii)   the transaction is consistent with:

(A)   the interests of the Regulated Fund's equity holders; and

(B)   the Regulated Fund's then-current Objectives and Strategies;

(iii)   the investment by any other Regulated Fund(s) or Affiliated Fund(s) would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from, or less advantageous than, that of any other

26

Regulated Fund(s) or Affiliated Fund(s) participating in the transaction; provided that the Required Majority shall not be prohibited from reaching the conclusions required by this Condition 2(c)(iii) if:

> (A) the settlement date for another Regulated Fund or an Affiliated Fund in a Co-Investment Transaction is later than the settlement date for the Regulated Fund by no more than ten business days or earlier than the settlement date for the Regulated Fund by no more than ten business days, in either case, so long as: (x) the date on which the commitment of the Affiliated Funds and Regulated Funds is made is the same; and (y) the earliest settlement date and the latest settlement date of any Affiliated Fund or Regulated Fund participating in the transaction will occur within ten business days of each other; or

> (B) any other Regulated Fund or Affiliated Fund, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company's board of directors, the right to have a board observer or any similar right to participate in the governance or management of the portfolio company so long as: (x) the Eligible Directors will have the right to ratify the selection of such director or board observer, if any; (y) the Adviser agrees to, and does, provide periodic reports to the Regulated Fund's Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and (z) any fees or other compensation that any other Regulated Fund or Affiliated Fund or any affiliated person of any other Regulated Fund or Affiliated Fund receives in connection with the right of one or more Regulated Funds or Affiliated Funds to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among any participating Affiliated Funds (who may, in turn, share their portion with their affiliated persons) and any participating Regulated Fund(s) in accordance with the amount of each such party's investment; and

> (iv) the proposed investment by the Regulated Fund will not involve compensation, remuneration or a direct or indirect[22][23] financial benefit to the Advisers, any other Regulated Fund, the Affiliated Funds or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by Condition 14, (B) to the extent permitted by Section 17(e) or 57(k), as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in Condition 2(c)(iii)(B)(z).

3. <u>Right to Decline</u>. Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

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[22][23] For example, procuring the Regulated Fund's investment in a Potential Co-Investment Transaction to permit an affiliate to complete or obtain better terms in a separate transaction would constitute an indirect financial benefit.

4.   General Limitation. Except for Follow-On Investments made in accordance with Conditions 8 and 9 below,[2324] a Regulated Fund will not invest in reliance on the Order in any issuer in which a Related Party has an investment.

5.   Same Terms and Conditions. A Regulated Fund will not participate in any Potential Co-Investment Transaction unless (i) the terms, conditions, price, class of securities to be purchased, date on which the commitment is entered into and registration rights (if any) will be the same for each participating Regulated Fund and Affiliated Fund and (ii) the earliest settlement date and the latest settlement date of any participating Regulated Fund or Affiliated Fund will occur as close in time as practicable and in no event more than ten business days apart. The grant to one or more Regulated Funds or Affiliated Funds, but not the respective Regulated Fund, of the right to nominate a director for election to a portfolio company's board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this Condition 5, if Condition 2(c)(iii)(B) is met.

6.   Standard Review Dispositions.

(a)   *General*. If any Regulated Fund or Affiliated Fund elects to sell, exchange or otherwise dispose of an interest in a security and one or more Regulated Funds and Affiliated Funds have previously participated in a Co-Investment Transaction with respect to the issuer, then:

(i)   the Adviser to such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds an investment in the issuer of the proposed Disposition at the earliest practical time; and

(ii)   the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to participation by such Regulated Fund in the Disposition.

(b)   *Same Terms and Conditions*. Each Regulated Fund will have the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the Affiliated Funds and any other Regulated Fund.

(c)   *No Board Approval Required*. A Regulated Fund may participate in such a Disposition without obtaining prior approval of the Required Majority if:

(i)   (A) the participation of each Regulated Fund and Affiliated Fund in such Disposition is proportionate to its then-current holding of the security (or securities) of the issuer that is (or are) the subject of the Disposition;[2425] (B) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such Dispositions on a pro rata basis (as described in greater detail in the Application); and (C) the Board of the Regulated Fund is provided on a quarterly basis with a list of all Dispositions made in accordance with this Condition; or

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[2324]   This exception applies only to Follow-On Investments by a Regulated Fund in issuers in which that Regulated Fund already holds investments.

[2425]   In the case of any Disposition, proportionality will be measured by each participating Regulated Fund's and Affiliated Fund's outstanding investment in the security in question immediately preceding the Disposition.

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(ii)   each security is a Tradable Security and (A) the Disposition is not to the issuer or any affiliated person of the issuer; and (B) the security is sold for cash in a transaction in which the only term negotiated by or on behalf of the participating Regulated Funds and Affiliated Funds is price.

(d)   *Standard Board Approval*. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund's participation to the Eligible Directors and the Regulated Fund will participate in such Disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund's best interests.

7.   Enhanced Review Dispositions.

(a)   *General*. If any Regulated Fund or Affiliated Fund elects to sell, exchange or otherwise dispose of a Pre-Boarding Investment in a Potential Co-Investment Transaction and the Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer:

(i)   the Adviser to such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds an investment in the issuer of the proposed Disposition at the earliest practical time;

(ii)   the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to participation by such Regulated Fund in the Disposition; and

(iii)   the Advisers will provide to the Board of each Regulated Fund that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Funds and Affiliated Funds, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this Condition.

(b)   *Enhanced Board Approval*. The Adviser will provide its written recommendation as to the Regulated Fund's participation to the Eligible Directors, and the Regulated Fund will participate in such Disposition solely to the extent that a Required Majority determines that:

(i)   the Disposition complies with Condition 2(c)(i), (ii), (iii)(A), and (iv).; and

(ii)   the making and holding of the Pre-Boarding Investments were not prohibited by Section 57 or Rule 17d-1, as applicable, and records the basis for the finding in the Board minutes.

(c)   *Additional Requirements*: The Disposition may only be completed in reliance on the Order if:

(i)   *Same Terms and Conditions*. Each Regulated Fund has the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and Conditions as those applicable to the Affiliated Funds and any other Regulated Fund;

(ii)   *Original Investments.* All of the Affiliated Funds' and Regulated Funds' investments in the issuer are Pre-Boarding Investments;

(iii)   *Advice of counsel.* Independent counsel to the Board advises that the making and holding of the investments in the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable;

(iv)   *Multiple Classes of Securities.* All Regulated Funds and Affiliated Funds that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Funds and Affiliated Funds hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (x) any Regulated Fund's or Affiliated Fund's holding of a different class of securities (including for this purpose a security with a different maturity date) is immaterial[2526] in amount, including immaterial relative to the size of the issuer; and (y) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency, or denominations may be treated as the same security; and

(v)   *No control.* The Affiliated Funds, the other Regulated Funds and their affiliated persons (within the meaning of Section 2(a)(3)(C) of the Act), individually or in the aggregate, do not control the issuer of the securities (within the meaning of Section 2(a)(9) of the Act).

8.   <u>Standard Review Follow-Ons.</u>

(a)   *General.* If any Regulated Fund or Affiliated Fund desires to make a Follow-On Investment in an issuer and the Regulated Funds and Affiliated Funds holding investments in the issuer previously participated in a Co-Investment Transaction with respect to the issuer:

(i)   the Adviser to each such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds securities of the portfolio company of the proposed transaction at the earliest practical time; and

(ii)   the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Fund.

(b)   *No Board Approval Required.* A Regulated Fund may participate in the Follow-On Investment without obtaining prior approval of the Required Majority if:

(i)   (A) the proposed participation of each Regulated Fund and each Affiliated Fund in such investment is proportionate to its outstanding investments in the issuer or the security at issue, as appropriate,[2627] immediately preceding the Follow-On

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[2526]   In determining whether a holding is "immaterial" for purposes of the Order, the Required Majority will consider whether the nature and extent of the interest in the transaction or arrangement is sufficiently small that a reasonable person would not believe that the interest affected the determination of whether to enter into the transaction or arrangement or the terms of the transaction or arrangement.

[2627]   To the extent that a Follow-On Investment opportunity is in a security or arises in respect of a security held

30

Investment; and (B) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application); or

(ii)   it is a Non-Negotiated Follow-On Investment.

(c)   *Standard Board Approval*. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund's participation to the Eligible Directors and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority makes the determinations set forth in Condition 2(c). If the only previous Co-Investment Transaction with respect to the issuer was an Enhanced Review Disposition the Eligible Directors must complete this review of the proposed Follow-On Investment both on a stand-alone basis and together with the Pre-Boarding Investments in relation to the total economic exposure and other terms of the investment.

(d)   *Allocation*. If, with respect to any such Follow-On Investment:

(i)   the amount of the opportunity proposed to be made available to any Regulated Fund is not based on the Regulated Funds' and the Affiliated Funds' outstanding investments in the issuer or the security at issue, as appropriate, immediately preceding the Follow-On Investment; and

(ii)   the aggregate amount recommended by the Advisers to be invested in the Follow-On Investment by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity,

then the Follow-On Investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in ~~section~~Section III.A.1.b. above.

(e)   *Other Conditions*. The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this application.

9.   Enhanced Review Follow-Ons.

(a)   *General*. If any Regulated Fund or Affiliated Fund desires to make a Follow-On Investment in an issuer that is a Potential Co-Investment Transaction and the Regulated Funds and Affiliated Funds holding investments in the issuer have not previously participated in a Co-Investment Transaction with respect to the issuer:

---

by the participating Regulated Funds and Affiliated Funds, proportionality will be measured by each participating Regulated Fund's and Affiliated Fund's outstanding investment in the security in question immediately preceding the Follow-On Investment using the most recent available valuation thereof. To the extent that a Follow-On Investment opportunity relates to an opportunity to invest in a security that is not in respect of any security held by any of the participating Regulated Funds or Affiliated Funds, proportionality will be measured by each participating Regulated Fund's and Affiliated Fund's outstanding investment in the issuer immediately preceding the Follow-On Investment using the most recent available valuation thereof.

31

(i)   the Adviser to each such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds securities of the portfolio company of the proposed transaction at the earliest practical time;

(ii)   the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Fund; and

(iii)   the Advisers will provide to the Board of each Regulated Fund that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Funds and Affiliated Funds, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this Condition.

(b)   *Enhanced Board Approval*. The Adviser will provide its written recommendation as to the Regulated Fund's participation to the Eligible Directors, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority reviews the proposed Follow-On Investment both on a stand-alone basis and together with the Pre-Boarding Investments in relation to the total economic exposure and other terms and makes the determinations set forth in Condition 2(c). In addition, the Follow-On Investment may only be completed in reliance on the Order if the Required Majority of each participating Regulated Fund determines that the making and holding of the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable. The basis for the Board's findings will be recorded in its minutes.

(c)   *Additional Requirements*. The Follow-On Investment may only be completed in reliance on the Order if:

(i)   *Original Investments*. All of the Affiliated Funds' and Regulated Funds' investments in the issuer are Pre-Boarding Investments;

(ii)   *Advice of counsel*. Independent counsel to the Board advises that the making and holding of the investments in the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable;

(iii)   *Multiple Classes of Securities*. All Regulated Funds and Affiliated Funds that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Funds and Affiliated Funds hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (x) any Regulated Fund's or Affiliated Fund's holding of a different class of securities (including for this purpose a security with a different maturity date) is immaterial in amount, including immaterial relative to the size of the issuer; and (y) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency, or denominations may be treated as the same security; and

(iv)   *No control*. The Affiliated Funds, the other Regulated Funds and their affiliated persons (within the meaning of Section 2(a)(3)(C) of the Act),

individually or in the aggregate, do not control the issuer of the securities (within the meaning of Section 2(a)(9) of the Act).

(d)   *Allocation*. If, with respect to any such Follow-On Investment:

(i)   the amount of the opportunity proposed to be made available to any Regulated Fund is not based on the Regulated Funds' and the Affiliated Funds' outstanding investments in the issuer or the security at issue, as appropriate, immediately preceding the Follow-On Investment; and

(ii)   the aggregate amount recommended by the Advisers to be invested in the Follow-On Investment by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity,

then the Follow-On Investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in ~~section~~Section III.A.1.b. above.

(e)   *Other Conditions*. The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this application.

10.   Board Reporting, Compliance and Annual Re-Approval

(a)   Each Adviser to a Regulated Fund will present to the Board of each Regulated Fund, on a quarterly basis, and at such other times as the Board may request, (i) a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds or any of the Affiliated Funds during the preceding quarter that fell within the Regulated Fund's then-current Objectives and Strategies and Board-Established Criteria that were not made available to the Regulated Fund, and an explanation of why such investment opportunities were not made available to the Regulated Fund; (ii) a record of all Follow-On Investments in and Dispositions of investments in any issuer in which the Regulated Fund holds any investments by any Affiliated Fund or other Regulated Fund during the prior quarter; and (iii) all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Funds or Affiliated Funds that the Regulated Fund considered but declined to participate in, so that the Independent Directors, may determine whether all Potential Co-Investment Transactions and Co-Investment Transactions during the preceding quarter, including those investments that the Regulated Fund considered but declined to participate in, comply with the Conditions.

(b)   All information presented to the Regulated Fund's Board pursuant to this Condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

(c)   Each Regulated Fund's chief compliance officer, as defined in rule 38a-1(a)(4), will prepare an annual report for its Board each year that evaluates (and documents the basis of that evaluation) the Regulated Fund's compliance with the terms and Conditions of the ~~application~~Application and the procedures established to achieve such compliance. In the case of a BDC Downstream Fund that does not have a chief compliance officer, the chief compliance

33

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officer of the BDC that controls the BDC Downstream Fund will prepare the report for the relevant Independent Party.

(d)   The Independent Directors (including the non-interested members of each Independent Party) will consider at least annually whether: (i) the continued participationappropriateness for the Regulated Fund of participating in new and existing Co-Investment Transactions is in the Regulated Fund's best interests; and (ii) the continued appropriateness of any Board-Established Criteria.

11.   Record Keeping. Each Regulated Fund will maintain the records required by Section 57(f)(3) of the Act as if each of the Regulated Funds were a BDC and each of the investments permitted under these Conditions were approved by the Required Majority under Section 57(f).

12.   Director Independence. No Independent Director of a Regulated Fund (including the non-interested members of any Independent Party) of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise be an "affiliated person" (as defined in the Act) of any Affiliated Fund.

13.   Expenses. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act) will, to the extent not payable by the Advisers under their respective advisory agreements with the Regulated Funds and the Affiliated Funds, be shared by the Regulated Funds and the participating Affiliated Funds in proportion to the relative amounts of the securities held or being acquired or disposed of, as the case may be.

14.   Transaction Fees.[2728] Any transaction fee (including break-up, structuring, monitoring or commitment fees but excluding brokerage or underwriting compensation permitted by Section 17(e) or 57(k)) received in connection with any Co-Investment Transaction will be distributed to the participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1), and the account will earn a competitive rate of interest that will also be divided pro rata among the participants. None of the Advisers, the Affiliated Funds, the other Regulated Funds or any affiliated person of the Affiliated Funds or the Regulated Funds will receive any additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction other than (i) in the case of the Regulated Funds and the Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in Condition 2(c)(iii)(B)(z), (ii) brokerage or underwriting compensation permitted by Section 17(e) or 57(k) or (iii) in the case of the Advisers, investment advisory compensation paid in accordance with investment advisory agreements between the applicable Regulated Fund(s) or Affiliated Fund(s) and its Adviser.

15.   Independence. If the Holders own in the aggregate more than 25 percent of the Shares of a Regulated Fund, then the Holders will vote such Shares as directed by an independent third party when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any other matter under either the Act or applicable State law affecting the Board's composition, size or manner of election.

[2728]   Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

34

VI. PROCEDURAL MATTERS

A.   Communications

Please address all communications concerning this Application and the Notice and Order to:

> c/o Silver Point Capital, L.P.
> Two Greenwich Plaza, First Floor
> Greenwich, Connecticut 06830
> Attention: Steven Weiser
> ~~James C. Zelter~~
> ~~Chief Executive Officer~~
> ~~Apollo Investment Corporation~~
> ~~9 West 57th Street~~
> ~~New York, NY 10019~~
> (~~212~~203) ~~515~~542-~~3450~~4200
>
> ~~and~~

> > ~~Joseph D. Glatt~~
> > ~~Chief Legal Officer~~
> > ~~Secretary and Vice-President~~
> > ~~Apollo Investment Corporation~~
> > ~~9 West 57th Street~~
> > ~~New York, NY 10019~~
> > ~~(212) 515-3450~~

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

> ~~Richard Prins, Esq.~~
> Michael K. Hoffman, Esq.
> Skadden, Arps, Slate, Meagher & Flom LLP
> Four Times Square
> New York, New York 10036
> (212) 735-~~2790~~3406

B.   Authorization

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application as of this ~~1st~~17th day of ~~March~~September, ~~2016~~2018.

> > Silver Point Specialty Credit Fund, L.P.
> > ~~APOLLO INVESTMENT CORPORATION~~

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By: Silver Point Specialty Credit Fund Management, LLC as its investment adviser

By: /s/ ~~Joseph D. Glatt~~ Steven E. Weiser
    Name: ~~Joseph D. Glatt~~ Steven E. Weiser
    Title: ~~Chief Legal Officer,~~ Authorized Signatory

~~Secretary and Vice President~~

~~APOLLO TACTICAL INCOME FUND INC.~~
~~APOLLO INVESTMENT MANAGEMENT, L.P.~~
~~APOLLO GLOBAL REAL ESTATE MANAGEMENT, L.P.~~
~~APOLLO CAPITAL MANAGEMENT, L.P.~~
~~APOLLO SVF MANAGEMENT, L.P.~~
~~APOLLO VALUE MANAGEMENT, L.P.~~
~~APOLLO EUROPE MANAGEMENT, L.P.~~
~~APOLLO EPF MANAGEMENT, L.P.~~
~~APOLLO CREDIT OPPORTUNITY MANAGEMENT III LLC~~
~~APOLLO CREDIT MANAGEMENT II, L.P.~~
~~APOLLO CREDIT MANAGEMENT (CLO), LLC~~
~~APOLLO CREDIT MANAGEMENT II GP, LLC~~
~~APOLLO CREDIT MANAGEMENT, LLC~~
~~APOLLO PALMETTO STRATEGIC PARTNERSHIP, L.P.~~
~~APOLLO SPECIAL OPPORTUNITIES MANAGED ACCOUNT, L.P.~~
~~APOLLO INVESTMENT EUROPE II, L.P.~~
~~APOLLO CREDIT OPPORTUNITY FUND III LP~~
~~ACREFI MANAGEMENT~~Silver Point Specialty Credit Fund Management, LLC
~~APOLLO CREDIT SENIOR LOAN FUND, L.P.~~
~~APOLLO SENIOR FLOATING RATE FUND INC.~~
~~ALM IV, LTD.~~
~~AGRE U.S. REAL ESTATE FUND, L.P.~~
~~ALM V, LTD.~~
~~APOLLO LONGEVITY, LLC~~
~~A-A EUROPEAN SENIOR DEBT FUND, L.P.~~
~~APOLLO EUROPEAN STRATEGIC MANAGEMENT, L.P.~~
~~APOLLO EUROPEAN STRATEGIC INVESTMENTS (HOLDINGS), L.P.~~
~~36~~

ARM MANAGER, LLC
AGRE DEBT FUND I, L.P.
AGRE – CRE DEBT MANAGER, LLC
APOLLO NATURAL RESOURCES PARTNERS, L.P.
APOLLO COMMODITIES MANAGEMENT, L.P.
FINANCIAL CREDIT INVESTMENT I, L.P.
FINANCIAL CREDIT INVESTMENT I MANAGER, LLC
APOLLO EUROPEAN SENIOR DEBT MANAGEMENT, LLC
APOLLO/PALMETTO SHORT-MATURITY LOAN PORTFOLIO, L.P.
APOLLO CREDIT MANAGEMENT (SENIOR LOANS), LLC
2011 STONE TOWER HY CAYMAN FUND TRUST
AGRE NA MANAGEMENT, LLC
ALM X, LTD.
ALM VI, LTD.
ALM VII, LTD.
ALM VII (R), LTD.
ALM VII (R)-2, LTD.
ALM VIII, LTD.
ALM IX, LTD.
ALM XI, LTD.
ALM XII, LTD.
ALM XIV, LTD.
APOLLO AF LOAN TRUST 2012
APOLLO CENTRE STREET MANAGEMENT, LLC
APOLLO CENTRE STREET PARTNERSHIP, L.P.
APOLLO CREDIT MANAGEMENT (SENIOR LOANS) II, LLC
APOLLO CREDIT MASTER FUND LTD.
APOLLO CREDIT STRATEGIES MASTER FUND LTD.
APOLLO EPF II PARTNERSHIP
APOLLO EPF MANAGEMENT II, L.P.
APOLLO EUROPEAN CREDIT MANAGEMENT, L.P.
APOLLO EUROPEAN CREDIT MASTER FUND, L.P.
APOLLO SK STRATEGIC INVESTMENTS, L.P.

37

APOLLO SK STRATEGIC MANAGEMENT, LLC
APOLLO ST DEBT ADVISORS LLC
APOLLO ST FUND MANAGEMENT LLC
APOLLO STRUCTURED CREDIT RECOVERY MASTER FUND II LTD.
CORNERSTONE CLO LTD.
RAMPART CLO 2006-I LTD.
RAMPART CLO 2007 LTD.
STONE TOWER CLO V LTD.
STONE TOWER CLO VI LTD.
STONE TOWER CLO VII LTD.
STONE TOWER LOAN TRUST 2010
STONE TOWER LOAN TRUST 2011
MERX AVIATION FINANCE, LLC
ALME LOAN FUNDING 2013-1 LIMITED
ALME LOAN FUNDING II LIMITED
ALME LOAN FUNDING III LIMITED
ALME LOAN FUNDING IV B.V.
APOLLO CAPITAL SPECTRUM FUND, L.P.
APOLLO CAPITAL SPECTRUM MANAGEMENT, LLC
APOLLO CREDIT SHORT OPPORTUNITIES MASTER FUND, L.P.
APOLLO CREDIT SHORT OPPORTUNITIES MANAGEMENT, LLC
APOLLO FRANKLIN MANAGEMENT, LLC
APOLLO FRANKLIN PARTNERSHIP, L.P.
APOLLO STRUCTURED CREDIT RECOVERY MANAGEMENT III LLC
APOLLO STRUCTURED CREDIT RECOVERY MASTER FUND III L.P.
APOLLO TOTAL RETURN MANAGEMENT LLC
APOLLO TOTAL RETURN MASTER FUND L.P.
APOLLO ZEUS STRATEGIC MANAGEMENT, LLC
APOLLO ZEUS STRATEGIC INVESTMENTS, L.P.
AP INVESTMENT EUROPE III, L.P.
AESI II, L.P.
APOLLO LINCOLN FIXED INCOME FUND, L.P.
APOLLO LINCOLN PRIVATE CREDIT FUND, L.P.
APOLLO EMERGING MARKETS DEBT

MASTER FUND LP
APOLLO EMERGING MARKETS FIXED INCOME STRATEGIES FUND, L.P.
FINANCIAL CREDIT INVESTMENT II, L.P.
FINANCIAL CREDIT INVESTMENT II MANAGER, LLC
APOLLO U.S. REAL ESTATE FUND II, L.P.
ALM XIX, LTD.
ALM XVI, LTD.
ALM XVII, LTD.
ALM XVIII, LTD.
APOLLO A-N CREDIT FUND, L.P.
APOLLO A-N CREDIT MANAGEMENT, LLC
APOLLO HERCULES MANAGEMENT, LLC
APOLLO HERCULES PARTNERS, L.P.
APOLLO MANAGEMENT INTERNATIONAL LLP
APOLLO MOULTRIE CREDIT FUND MANAGEMENT, LLC
APOLLO MOULTRIE CREDIT FUND, L.P.
APOLLO NA MANAGEMENT II, LLC
APOLLO TACTICAL VALUE SPN INVESTMENTS, L.P.
APOLLO TACTICAL VALUE SPN MANAGEMENT, LLC
APOLLO THUNDER MANAGEMENT, LLC
APOLLO THUNDER PARTNERS, L.P.
APOLLO TOTAL RETURN ENHANCED MANAGEMENT, LLC
APOLLO TOTAL RETURN MASTER FUND ENHANCED, L.P.
APOLLO UNION STREET MANAGEMENT, LLC
APOLLO UNION STREET PARTNERS, L.P.
FINANCIAL CREDIT INVESTMENT III MANAGER, LLC
FINANCIAL CREDIT INVESTMENT III, L.P.

By: /s/ Joseph GlattSteven E. Weiser

Name: Joseph Glatt Steven E. Weiser

Title: Authorized PersonSignatory

~~APOLLO MANAGEMENT VII~~<ins>Silver Point Capital Fund</ins>, L.P.

~~APOLLO MANAGEMENT VIII~~<ins>By: Silver Point Capital</ins>, L.P. <ins>as its investment</ins>
    <ins>adviser</ins>

~~APOLLO INVESTMENT FUND VII, L.P.~~
~~APOLLO INVESTMENT FUND VIII, L.P.~~
~~APOLLO MANAGEMENT SINGAPORE PTE.~~
~~LTD.~~
~~APOLLO RESIDENTIAL MORTGAGE, INC.~~
~~APOLLO ASIA PRIVATE CREDIT MASTER~~
~~FUND PTE., LTD.~~

By: /s/ ~~John J. Suydam~~ <ins>Steven E. Weiser</ins>
    Name: ~~John J. Suydam~~ <ins>Steven E. Weiser</ins>
    Title: Authorized ~~Person~~<ins>Signatory</ins>
~~APOLLO COMMERCIAL REAL ESTATE FINANCE, INC.~~

<ins>Silver Point Capital Offshore Fund, Ltd.</ins>

By: /s/ ~~Stuart~~<ins>Edward</ins> A. ~~Rothstein~~<ins>Mulé</ins>
    Name: ~~Stuart~~ <ins>Edward</ins> A. ~~Rothstein~~<ins>Mulé</ins>
    Title: ~~Chief Financial Officer~~ <ins>Director</ins>

~~ATHENE ASSET MANAGEMENT~~<ins>Silver Point Capital Offshore Master Fund</ins>, L.P.
~~By: AAM GP Ltd., its general partner~~
~~By: /s/ James R. Belardi~~
    ~~Name: James R. Belardi~~
    ~~Title: Chief Executive Officer~~

~~ATHENE HOLDING LTD.~~

~~By: /s/ Tab Shanafelt~~
<ins>By: Silver Point Capital, L.P. as its investment</ins>
    <ins>adviser</ins>

~~40~~

Name: ~~Tab Shanafelt~~
Title: ~~Executive Vice President and Chief Legal Officer~~

~~MIDCAP FINCO HOLDINGS LIMITED~~

By: /s/ ~~Joseph Glatt~~Steven E. Weiser _____

    Name: ~~Joseph Glatt~~ Steven E. Weiser

    Title: ~~Director~~ Authorized Signatory

41

STATE OF NEW YORK   –   )
                     –   )
COUNTY OF NEW YORK   –   )

The undersigned states that he has duly executed the attached application dated as of March 1, 2016 for and on behalf of Apollo Investment Corporation; that he is the Secretary and Vice President of such company; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

APOLLO INVESTMENT CORPORATION

By: /s/ Joseph D. Glatt
           Name: Joseph D. Glatt
           Title: Secretary and Vice President

42

STATE OF NEW YORK   )

Silver Point Distressed Opportunities Fund, L.P.

By: Silver Point Distressed Opportunities
        Management, LLC as its investment adviser

By: /s/ Steven E. Weiser
        Name: Steven E. Weiser

COUNTY OF NEW YORK   –   )

The undersigned states that he has duly executed the attached application dated as of March 1, 2016 of those of the entities indicated by his signature hereto: Apollo Investment Corporation, Apollo Tactical Income Fund Inc., Apollo Investment Management, L.P., Apollo Global Real Estate Management, L.P., Apollo Capital Management, L.P., Apollo SVF Management, L.P., Apollo Value Management, L.P., Apollo Europe Management, L.P., Apollo EPF Management, L.P., Apollo Credit Opportunity Management III LLC, Apollo Credit Management II, L.P., Apollo Credit Management (CLO), LLC, Apollo Credit Management II GP, LLC, Apollo Credit Management, LLC, Apollo Palmetto Strategic Partnership, L.P., Apollo Special Opportunities Managed Account, L.P., Apollo Investment Europe II, L.P., Apollo Credit Opportunity Fund III LP, ACREFI Management, LLC, Apollo Credit Senior Loan Fund, L.P., Apollo Senior Floating Rate Fund Inc., ALM IV, Ltd., AGRE U.S. Real Estate Fund, L.P., ALM V, Ltd., Apollo Longevity, LLC, A-A European Senior Debt Fund, L.P., Apollo European Strategic Management, L.P., Apollo European Strategic Investments (Holdings), L.P., ARM Manager, LLC, AGRE Debt Fund I, L.P., AGRE – CRE Debt Manager, LLC, Apollo Natural Resources Partners, L.P., Apollo Commodities Management, L.P., Financial Credit Investment I, L.P., Financial Credit Investment I Manager, LLC, Apollo European Senior Debt Management, LLC, Apollo/Palmetto Short-Maturity Loan Portfolio, L.P., Apollo Credit Management (Senior Loans), LLC, 2011 Stone Tower HY Cayman Fund Trust, AGRE NA Management, LLC, ALM X, Ltd., ALM VI, Ltd., ALM VII, Ltd., ALM VII (R), LTD., ALM VII (R)-2, LTD., ALM VIII, Ltd., ALM IX, Ltd., ALM XI, Ltd., ALM XII, Ltd., ALM XIV, Ltd., Apollo AF Loan Trust 2012, Apollo Centre Street Management, LLC, Apollo Centre Street Partnership, L.P., Apollo Credit Management (Senior Loans) II, LLC, Apollo Credit Master Fund Ltd., Apollo Credit Strategies Master Fund Ltd., Apollo EPF II Partnership, Apollo EPF Management II, L.P., Apollo European Credit Management, L.P., Apollo European Credit Master Fund, L.P., Apollo SK Strategic Investments, L.P., Apollo SK Strategic Management, LLC, Apollo ST Debt Advisors LLC, Apollo ST Fund Management LLC, Apollo Structured Credit Recovery Master Fund II Ltd., Cornerstone CLO Ltd., Rampart CLO 2006-I Ltd., Rampart CLO 2007 Ltd., Stone Tower CLO V Ltd., Stone Tower CLO VI Ltd., Stone Tower CLO VII Ltd., Stone Tower Loan Trust 2010, Stone Tower Loan Trust 2011, Merx Aviation Finance, LLC, ALME Loan Funding 2013-1 Limited, ALME Loan Funding II Limited, ALME Loan Funding III Limited, ALME Loan Funding IV B.V., Apollo Capital Spectrum Fund, L.P., Apollo Capital Spectrum Management, LLC, Apollo Credit Short Opportunities Master Fund, L.P., Apollo Credit Short

43

Opportunities Management, LLC, Apollo Franklin Management, LLC, Apollo Franklin Partnership, L.P., Apollo Structured Credit Recovery Management III LLC, Apollo Structured Credit Recovery Master Fund III L.P., Apollo Total Return Management LLC, Apollo Total Return Master Fund L.P., Apollo Zeus Strategic Management, LLC, Apollo Zeus Strategic Investments, L.P., AP Investment Europe III, L.P., AESI II, L.P., Apollo Lincoln Fixed Income Fund, L.P., Apollo Lincoln Private Credit Fund, L.P., Apollo Emerging Markets Debt Master Fund LP, Apollo Emerging Markets Fixed Income Strategies Fund, L.P., Financial Credit Investment II, L.P., Financial Credit Investment II Manager, LLC, Apollo U.S. Real Estate Fund II, L.P., ALM XIX, Ltd., ALM XVI, Ltd., ALM XVII, Ltd., ALM XVIII, Ltd., Apollo A-N Credit Fund, L.P., Apollo A-N Credit Management, LLC, Apollo Hercules Management, LLC, Apollo Hercules Partners, L.P., Apollo Management International LLP, Apollo Moultrie Credit Fund Management, LLC, Apollo Moultrie Credit Fund, L.P., Apollo NA Management II, LLC, Apollo Tactical Value SPN Investments, L.P., Apollo Tactical Value SPN Management, LLC, Apollo Thunder Management, LLC, Apollo Thunder Partners, L.P., Apollo Total Return Enhanced Management, LLC, Apollo Total Return Master Fund Enhanced, L.P., Apollo Union Street Management, LLC, Apollo Union Street Partners, L.P., Financial Credit Investment III Manager, LLC, and Financial Credit Investment III, L.P.; that he is authorized to execute this statement of each entity; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

As to all of the entities listed above other than those listed for the signatures below

Silver Point Distressed Opportunities Offshore Fund, L.P.

By: Silver Point Distressed Opportunities
        Management, LLC as its investment adviser

By: /s/ Steven E. Weiser
        Name: Steven E. Weiser
        Title: Authorized Signatory

Silver Point Distressed Opportunities Offshore Master Fund, L.P.

By: Silver Point Distressed Opportunities
        Management, LLC as its investment adviser

By: /s/ Joseph Glatt Steven E. Weiser
        Name: Joseph Glatt Steven E. Weiser
        Title: Authorized Person Signatory

44

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As to APOLLO ASIA PRIVATE CREDIT
MASTER FUND PTE., LTD.
APOLLO RESIDENTIAL MORTGAGE, INC.
APOLLO MANAGEMENT SINGAPORE PTE.
LTD.
APOLLO INVESTMENT FUND VIII, L.P.
APOLLO INVESTMENT FUND VII, L.P.
APOLLO MANAGEMENT VII, L.P.
APOLLO MANAGEMENT VIIISilver Point
Distressed Opportunity Institutional Partners,
L.P.

By: Silver Point Distressed Opportunities
    Management, LLC as its investment adviser

By: /s/ John J. Suydam   Steven E. Weiser
    Name: John J. Suydam Steven E. Weiser
    Title: Authorized PersonSignatory

As to APOLLO COMMERCIAL REAL ESTATE FINANCE, INC.

Silver Point Distressed Opportunity Institutional
Partners (Offshore), L.P.

By: Silver Point Distressed Opportunities
    Management, LLC as its investment adviser

By: /s/ Stuart A. Rothstein   Steven E. Weiser
    Name: Stuart A. Rothstein Steven E. Weiser
    Title: Chief Financial Officer Director

As to ATHENE ASSET MANAGEMENTSilver
Point Distressed Opportunity Institutional Partners
Master Fund (Offshore), L.P.

By: Silver Point Distressed Opportunities
    Management, LLC as its investment adviser
By: AAM GP Ltd., its general partner

45

By: /s/ ~~James R. Belardi~~   Steven E. Weiser

    Name: ~~James R. Belardi~~ Steven E. Weiser

    Title: ~~Chief Executive Officer~~ Authorized Signatory

~~As to ATHENE HOLDING LTD.~~

Silver Point Distressed Opportunities Management, LLC

By: /s/ ~~Tab Shanafelt~~Steven E. Weiser

    Name: ~~Tab Shanafelt~~ Steven E. Weiser

    Title: ~~Executive Vice President and~~ Authorized Signatory

~~Chief Legal Officer~~

~~As to MIDCAP FINCO HOLDINGS LIMITED~~

Silver Point Capital, L.P.

By: /s/ ~~Joseph D. Glatt~~   Steven E. Weiser

    Name: ~~Joseph D. Glatt~~ Steven E. Weiser

    Title: Authorized ~~Person~~

Signatory

The Existing Affiliated Funds are comprised of the following groups, and all Existing Affiliated Funds are advised by Advisers to Affiliated Funds:

1. Private Equity: The private equity group's primary investment focus is global private equity, traditional buyout and distress for control investing. The private equity group includes, among other entities that are currently in existence but that are not currently expected to participate in Co-Investment Transactions, the following Existing Affiliated Funds:

(a) Apollo Investment Fund VII, L.P. This fund is managed by Apollo Management VII, L.P.

Existing Affiliated Funds

The Existing Affiliated Funds are categorized into seven different asset classes, with multiple investment strategies within each asset class (although the strategies do not represent formal legal entities). Each Existing Affiliated Fund is a separate and distinct legal entity and each relies on the exclusion from status as an investment company under the Act provided by Section 3(c)(1), 3(c)(5)(C) or 3(c)(7). All Existing Affiliated Funds are currently advised by Advisers to Affiliated Funds.

Each of the "Capital Funds", "Distressed Funds" and "Distressed Institutional Funds" has a global opportunistic mandate, and will look to make investments in debt, equity or other securities, obligations or instruments, with a particular focus on misvalued, stressed or distressed credit investments.

1. Capital Funds: The Capital Domestic Fund was organized as a Delaware limited partnership on December 21, 2001. The Capital Offshore Fund was organized as a Cayman Islands exempted company on January 4, 2002. The Capital Master Fund was organized as a Cayman Islands exempted limited partnership on September 9, 2008. The Capital Offshore Fund invests substantially all of its assets in a "master-feeder" structure into the Capital Master Fund. Silver Point Capital General Partner, LLC serves as the general partner of the Capital Domestic Fund and Silver Point Capital Offshore General Partner, LLC serves as the general partner of the Capital Master Fund. The "Capital Funds" include the following Existing Affiliated Funds:

(a) Silver Point Capital Fund, L.P. (the "*Capital Domestic Fund*"), which is managed by SPC

(b) Apollo Investment Fund VIII, L.P. This fund Silver Point Capital Offshore Fund, Ltd. (the "*Capital Offshore Fund*"), which is managed by Apollo Management VIII, L.P. SPC

2. Credit: The credit group was established to complement the private equity group's business. The credit group includes the following Existing Affiliated Funds:

(c) Silver Point Capital Offshore Master Fund, L.P. (the "*Capital Master Fund*"), which is managed by SPC

2. Distressed Funds: The Distressed Domestic Fund was organized as a Delaware limited partnership on September 12, 2016. The Distressed Offshore Fund was organized as a Cayman Islands

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exempted limited partnership on September 12, 2016. The Distressed Master Fund was organized as a Cayman Islands exempted limited partnership on September 12, 2016. The Distressed Offshore Fund invests substantially all of its assets in a "master-feeder" structure into the Distressed Master Fund. Silver Point Distressed Opportunities Onshore General Partner, LLC serves as the general partner of the Distressed Domestic Fund and Silver Point Distressed Opportunities Offshore General Partner, LLC serves as the general partner of the Distressed Master Fund. The "Distressed Funds" include the following Existing Affiliated Funds:

(a)   ~~Apollo Investment Europe II, L.P.~~Silver Point Distressed Opportunities Fund, L.P. (the "***Distressed Domestic Fund***"), which is managed by ~~Apollo Europe~~Distressed Opportunities Management~~, L.P.~~

(b)   ~~Apollo Special~~Silver Point Distressed Opportunities ~~Managed Account~~Offshore Fund, L.P. (the "***Distressed Offshore Fund***"), which is managed by ~~Apollo SVF~~Distressed Opportunities Management~~, L.P.~~

~~(c)   Apollo EPF II Partnership, which is managed by Apollo EPF Management II, L.P.~~

~~(d)   Apollo Credit Senior Loan Fund, L.P., which is managed by Apollo Credit Management II GP, LLC.~~

~~(e)   ALM IV, Ltd., which is managed by Apollo Credit Management (CLO), LLC.~~

~~(f)   ALM V, Ltd., which is managed by COF II CLO II, LLC.~~

~~(g)   Apollo Longevity, LLC, which is managed by Apollo Capital Management, L.P.~~

~~(h)   ALM VI, Ltd., which is managed by Apollo Credit Management (CLO), LLC.~~

~~(i)   ALM VII, Ltd., which is managed by Apollo Credit Management (CLO), LLC.~~

~~(j)   ALM VII (R), Ltd., which is managed by Apollo Credit Management (CLO), LLC.~~

~~(k)   ALM VII (R)-2, Ltd., which is managed by Apollo Credit Management (CLO), LLC.~~

~~(l)   ALM VIII, Ltd., which is managed by Apollo Credit Management (CLO), LLC.~~

~~(m)   ALM X, Ltd., which is managed by Apollo Credit Management (CLO), LLC.~~

(n)   A A European Senior Debt Fund, L.P., which is managed by Apollo European Senior Debt Management, LLC.

(o)   Apollo European Strategic Investments (Holdings), L.P., which is managed by Apollo European Strategic Management, L.P.

(p)   Apollo/Palmetto Short-Maturity Loan Portfolio, L.P., which is managed by Apollo Credit Management (Senior Loans), LLC.

(q)   Apollo Asia Private Credit Master Fund Pte. Ltd., which is managed by Apollo Management Singapore Pte. Ltd.

(r)   Apollo European Credit Master Fund, L.P., which is managed by Apollo European Credit Management, L.P.

(s)   Apollo Centre Street Partnership, L.P., which is managed by Apollo Centre Street Management, LLC.

(t)   Apollo SK Strategic Investments, L.P., which is managed by Apollo SK Strategic Management, LLC.

(u)   Apollo AF Loan Trust 2012, which is managed by Apollo Credit Management (Senior Loans) II, LLC.

(v)   Apollo Credit Master Fund Ltd., which is managed by Apollo ST Fund Management LLC.

(w)   Apollo Credit Strategies Master Fund Ltd., which is managed by Apollo ST Fund Management LLC.

(x)   Apollo Structured Credit Recovery Master Fund II Ltd., which is managed by Apollo ST Fund Management LLC.

(y)   Stone Tower Loan Trust 2010, which is managed by Apollo ST Fund Management LLC.

(z)   Stone Tower Loan Trust 2011, which is managed by Apollo ST Fund Management LLC.

(aa)   2011 Stone Tower HY Cayman Fund Trust, which is managed by Apollo ST Fund Management LLC.

(bb)   Cornerstone CLO Ltd., which is managed by Apollo ST Debt Advisors LLC.

(cc)   Rampart CLO 2006-I Ltd., which is managed by Apollo ST Debt Advisors LLC.

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(dd)   ~~Rampart CLO 2007 Ltd., which is managed by Apollo ST Debt Advisors LLC.~~

(ee)   ~~Stone Tower CLO V Ltd., which is managed by Apollo ST Debt Advisors LLC.~~

(ff)   ~~Stone Tower CLO VI Ltd., which is managed by Apollo ST Debt Advisors LLC.~~

(gg)   ~~Stone Tower CLO VII Ltd., which is managed by Apollo ST Debt Advisors LLC.~~

(hh)   ~~Apollo Credit Opportunity Fund III L.P., which is managed by Apollo Credit Opportunity Management III LLC.~~

(ii)   ~~Apollo   Palmetto Strategic Partnership, L.P., which is managed by Apollo Credit Management, L.P.~~

(jj)   ~~ALME Loan Funding 2013-1 Limited, which is managed by Apollo Credit Management CLO LLC~~

(kk)   ~~Apollo Capital Spectrum Fund, L.P., which is managed by Apollo Capital Spectrum Management, LLC~~

(~~ll~~c)   ~~Apollo Credit Short~~Silver Point Distressed Opportunities Offshore Master Fund, L.P. (the "***Distressed Master Fund***"), which is managed by ~~Apollo Credit Short~~Distressed Opportunities Management~~, LLC~~

(mm)   ~~Apollo Franklin Partnership, L.P., which is managed by Apollo Franklin Management, LLC~~

(nn)   ~~Apollo Structured Credit Recovery Master Fund III L.P., which is managed by Apollo Structured Credit Recovery Management III LLC~~

(oo)   ~~Apollo Total Return Master Fund L.P., which is managed by Apollo Total Return Management LLC~~

(pp)   ~~Apollo Zeus Strategic Investments, L.P., which is managed by Apollo Zeus Strategic Management, LLC~~

(qq)   ~~ALME Loan Funding II Limited, which is managed by Apollo Management International LLP~~

3.   Distressed Institutional Funds: The Distressed Institutional Domestic Fund was organized as a Delaware limited partnership on July 14, 2017. The Distressed Institutional Offshore Fund was organized as a Cayman Islands exempted limited partnership on April 7, 2017. The Distressed Institutional Master Fund was organized as a Cayman Islands exempted limited partnership on April 7, 2017. The Distressed Institutional Offshore Fund invests substantially all of its assets in a "master-

A-4

feeder" structure into the Distressed Institutional Master Fund. Silver Point Distressed Opportunities Onshore General Partner, LLC serves as the general partner of the Distressed Institutional Domestic Fund and Silver Point Distressed Opportunities Offshore General Partner, LLC serves as the general partner of the Distressed Institutional Master Fund. The "Distressed Institutional Funds" include the following Existing Affiliated Funds:

(rr) ALME Loan Funding III Limited, which is managed by Apollo Management International LLP

(ss) ALME Loan Funding IV B.V., which is managed by Apollo Management International LLP

(tt) AP Investment Europe III, L.P., which is managed by Apollo Europe Management III, LLC

(uu) AESI II, L.P., which is managed by Apollo European Strategic Management, L.P.

(vv) Apollo Lincoln Fixed Income Fund, L.P., which is managed by Apollo Lincoln Fixed Income Management, LLC

(ww) Apollo Lincoln Private Credit Fund, L.P., which is managed by Apollo Lincoln Private Credit Management, LLC

(xx) Apollo Emerging Markets Debt Master Fund LP, which is managed by Apollo Emerging Markets Debt Management LLC

(yy) Apollo Emerging Markets Fixed Income Strategies Fund, L.P. which is managed by Apollo Emerging Markets Fixed Income Management, LLC

(zz) ALM XI, Ltd., which is managed by Apollo Credit Management (CLO), LLC

(aaa) ALM XII, Ltd., which is managed by Apollo Credit Management (CLO), LLC

(bbb) ALM XIV, Ltd., which is managed by Apollo Credit Management (CLO), LLC

(ccc) ALM XIX, Ltd., which is managed by Apollo Credit Management (CLO), LLC

(ddd) ALM XVI, Ltd., which is managed by Apollo Credit Management (CLO), LLC

(eee) ALM XVII, Ltd., which is managed by Apollo Credit Management (CLO), LLC

(fff)   ~~ALM XVIII, Ltd., which is managed by Apollo Credit Management (CLO), LLC~~

(ggg)   ~~Apollo Moultrie Credit Fund, L.P., which is managed by Apollo Moultrie Credit Fund Management, LLC~~

(hhh)   ~~Apollo Total Return Master Fund Enhanced LP, which is managed by Apollo Total Return Enhanced Management, LLC~~

(iii)   ~~Apollo Union Street Partners, L.P., which is managed by Apollo Union Street Management, LLC~~

(jjj)   ~~Apollo Tactical Value SPN Investments, L.P., which is managed by Apollo Tactical Value SPN Management, LLC~~

(kkk)   ~~Apollo Hercules Partners, L.P., which is managed by Apollo Hercules Management, LLC~~

(lll)   ~~Apollo Thunder Partners, L.P., which is managed by Apollo Thunder Management, LLC~~

(mmm)   ~~Apollo A-N Credit Fund, L.P., which is managed by Apollo A-N Credit Management, LLC~~

~~3.   Real Estate: The real estate group primarily invests in legacy commercial mortgage-backed securities, commercial first mortgage loans, mezzanine investments and other commercial real estate-related debt investments. Additionally, the real estate group includes real estate funds that focus on opportunistic investments in distressed debt and equity recapitalization transactions. The real estate group includes, among other entities that are currently in existence but that are not currently expected to participate in Co-Investment Transactions, the following Existing Affiliated Funds:~~

(a)   ~~Apollo Commercial Real Estate Finance, Inc. ("*ACREFI*~~Silver Point Distressed Opportunity Institutional Partners, L.P. (the "***Distressed Institutional Domestic Fund***"), which is managed by ~~ACREFI~~Distressed Opportunities Management~~, LLC.~~

(b)   ~~AGRE U.S. Real Estate Fund, L.P.~~Silver Point Distressed Opportunity Institutional Partners (Offshore), L.P. (the "***Distressed Institutional Offshore Fund***"), which is managed by ~~AGRE NA~~Distressed Opportunities Management~~, LLC.~~

(c)   ~~Apollo U.S. Real Estate~~Silver Point Distressed Opportunity Institutional Partners Master Fund ~~II~~(Offshore), L.P. (the "***Distressed Institutional Master Fund***"), which is managed by ~~Apollo NA~~Distressed Opportunities Management ~~II, LLC~~

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(d)   AGRE Debt Fund I, L.P., which is managed by AGRE – CRE Debt Manager, LLC.

(e)   Apollo Residential Mortgage, Inc., which is managed by ARM Manager, LLC.

4.   Natural Resources:

(a)   Apollo Natural Resources Partners, L.P., which is managed by Apollo Commodities Management, L.P. with respect to Series I, is a fund established to capitalize on private equity investment opportunities in the natural resources industry, principally in the metals and mining, energy and select other natural resources sectors.

5.   Life Settlements:

(a)   Financial Credit Investment I, L.P., which is managed by Financial Credit Investment I Manager, LLC is a fund formed for the purpose of acquiring and managing portfolios of life insurance policies and other related instruments.

(b)   Financial Credit Investment II, L.P., which is managed by Financial Credit Investment II Manager, LLC

(c)   Financial Credit Investment III, L.P., which is managed by Financial Credit Investment III Manager, LLC

6.   Insurance: Athene Holding Ltd and its subsidiary insurance companies.

7.   Equipment, Receivables and Inventory Financing: MidCap FinCo Holdings Limited.

8.   Each of the above Existing Affiliated Funds is a separate and distinct legal entity and each, other than Athene Holding Ltd. and MidCap FinCo Holdings Limited (see note 3 in the Application) relies on the exclusion from status as an investment company under the Act provided by Section 3(c)(1), 3(c)(5)(C) or 3(c)(7).

In addition, each of the Existing Affiliated Funds is a Delaware limited partnership or Delaware corporation except as follows:

*Maryland corporations:*APPENDIX B

Resolutions of the General Partner of
- Apollo Commercial Real Estate Finance, Inc.

Cayman Island limited partnerships and limited companies:

- Apollo Investment Europe II, L.P.;

B-1-

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- Apollo European Strategic Investments (Holdings), L.P.;

- AGRE Debt Fund I, L.P.; and

- Financial Credit Investment I, L.P.

- ALM IV, Ltd.

- ALM V, Ltd.

- ALM VI, Ltd.

- ALM VII, Ltd.

- ALM VII (R), Ltd.

- ALM VII (R)-2, Ltd.

- ALM VIII, Ltd.

- ALM IX, Ltd.

- ALM X, Ltd.

- ALM XI, Ltd.

- ALM XII, Ltd.

- ALM XIV, Ltd.

- ALM XIX, Ltd.

- ALM XVI, Ltd.

- ALM XVII, Ltd.

- ALM XVIII, Ltd.

- ALM XVI, Ltd.

- ALM XVII, Ltd.

- ALM XVIII, Ltd.

- ALM XIX, Ltd.

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- ~~Apollo European~~**Silver Point Specialty** **Credit** ~~Master~~**Fund, L.P.** **(the "Fund")**

  - ~~Apollo SK Strategic Investments, L.P.~~

  - ~~Apollo Credit Master Fund Ltd.~~

  - ~~Apollo Credit Strategies Master Fund Ltd.~~

  - ~~Apollo Structured Credit Recovery Master Fund II Ltd.~~

  - ~~Stone Tower Loan Trust 2010~~

  - ~~Stone Tower Loan Trust 2011~~

  - ~~2011 Stone Tower HY Cayman Fund Trust~~

  - ~~Cornerstone CLO Ltd.~~

  - ~~Rampart CLO 2006-I Ltd.~~

  - ~~Rampart CLO 2007 Ltd.~~

  - ~~Stone Tower CLO V Ltd.~~

  - ~~Stone Tower CLO VI Ltd.,~~

  - ~~Stone Tower CLO VII Ltd.~~

  - ~~AP Investment Europe III, L.P.~~

  - ~~AESI II, L.P.~~

  - ~~Apollo Emerging Markets Fixed Income Strategies Fund, L.P.~~

  - ~~Apollo Total Return Master Fund Enhanced LP~~

  - ~~Apollo Union Street Partners, L.P.~~

  - ~~Apollo Tactical Value SPN Investments, L.P.~~

  - ~~Apollo Hercules Partners, L.P.~~

  - ~~Financial Credit Investment III, L.P.~~

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Marshall Islands partnership:

- Apollo EPF II Partnership

Singapore limited company:

- Apollo Asia Private Credit Master Fund Pte. Ltd.

Bermuda exempted company:

- Athene Holding Ltd.

Ireland limited company

- MidCap FinCo Holdings Limited

- ALME Loan Funding 2013-1 Limited

- ALME Loan Funding II Limited

- ALME Loan Funding III Limited

Netherlands limited company

- ALME Loan Funding IV B.V.

Approval of Authority to Apply to the SEC to Seek Exemptive Relief Under Sections 57(a)(4) and 57(i) and Rule 17d-1

RESOLVED, that filing of an application (the "Application") with the U.S. Securities and Exchange Commission (the "Commission") pursuant to Sections 57(a)(4) and 57(i) of the Investment Company Act of 1940, as amended (the "1940 Act"), for an order of exemption from the provisions of Section 57(a)(4) and Rule 17d-1 under the 1940 Act to permit the Fund to engage in certain joint transactions that otherwise may be prohibited by Section 57(a)(4) and Rule 17d-1, is hereby approved, authorized and directed; and be it further

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Resolutions of the Board of Directors of
Apollo Investment Corporation

NOW, THEREFORE, BE IT RESOLVED, that the officers (the "Officers") of Apollo Investment Corporation (the "Corporation") be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Corporation, to cause to be prepared, executed, delivered and filed with the Securities and Exchange Commission (the "Commission") an application for an order pursuant to Section 57(i) of the Investment Company Act and Rule 17d-1 promulgated under the Investment Company Act of 1940 (an "Application"), to authorize the entering into of certain joint transactions and co-investments by the Corporation with certain entities which may be deemed to be "affiliates" of the Corporation pursuant to the provisions of the Investment Company Act of 1940, which such joint transactions and co-investments would otherwise be prohibited by Section 57(a)(4) of the Investment Company Act of 1940, all as more fully set forth in the draft Application that has been presented to the Board, and to do such other acts or things and execute such other documents, including amendments to the Application, as they deem necessary or desirable to cause the Application to conform to comments received from the staff of the Commission and otherwise to comply with the Investment Company Act of 1940 and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application;

RESOLVED FURTHER, that a Policy on Transactions with Affiliates statement substantially in a form restating the conditions set forth in Section IIIII of the Application as finally approved by the Commission is hereby approved and will be adopted, upon final approval of the Application by the Commission, in all respects as a policy of the CorporationFund and the Officersappropriate officers be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the CorporationFund, to take such action as they shall deem necessary or desirable to formalize such policies and streamline the approval process for co-investment transactions with affiliates of the CorporationFund, in such form as the Officer or Officersofficer or officers preparing the same shall approve, such approval to be conclusively evidenced by the taking of any such action; and be it further

RESOLVED FURTHER, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Corporation, to perform all of the agreements and obligations of the Corporation in connection with the foregoing resolutions and to consummate the transactions contemplated thereby, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officer or Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Officer or Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officer's or Officers'

authority thereof and the authorization, acceptance, adoption, ratification, approval and confirmation by the Corporation thereof.

Resolutions of the Board of Directors of
Apollo Senior Floating Rate Fund, Inc.
Apollo Tactical Income Fund Inc.

NOW, THEREFORE, BE IT RESOLVED, that the officers (the "Officers") of each of Apollo Senior Floating Rate Fund, Inc. and Apollo Tactical Income Fund Inc. (each, the "Corporation") be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Corporation, to cause to be prepared, executed, delivered and filed with the Securities and Exchange Commission (the "Commission") an application for an order pursuant to Section 57(i) of the Investment Company Act and Rule 17d-1 promulgated under the Investment Company Act of 1940 (an "Application"), to authorize the entering into of certain joint transactions and co-investments by the Corporation with certain entities which may be deemed to be "affiliates" of the Corporation pursuant to the provisions of the Investment Company Act of 1940, which such joint transactions and co-investments would otherwise be prohibited by Sections 17(d) and 57(a)(4) of the Investment Company Act of 1940, all as more fully set forth in the draft Application that has been presented to the Board, and to do such other acts or things and execute such other documents, including amendments to the Application, as they deem necessary or desirable to cause the Application to conform to comments received from the staff of the Commission and otherwise to comply with the Investment Company Act of 1940 and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application; and

RESOLVED FURTHER, that the Officers appropriate officers of the Fund, be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Corporation, to perform all of the agreements and obligations of the Corporation in connection with the foregoing resolution and to consummate the transactions contemplated thereby, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officer or Officers may determine to be to take all steps necessary to prepare, execute and file such documents, including any amendments thereof, as he or she may deem necessary, advisable or appropriate to effectuate or or convenient to carry out the purposes and intent and purpose of the foregoing resolution, and the execution by the Officer or Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officer's or Officers' authority thereof and the authorization, acceptance, adoption, ratification, approval and confirmation by the Corporation thereof. including filing any further amendment to the Application for the order.

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Summary report:		
Litéra® Change-Pro TDC 10.1.0.400 Document comparison done on 9/17/2018 3:06:29 PM		
Style name: Option 3c Strikethrough Double Score No Moves No Format		
Intelligent Table Comparison: Active		
Original DMS: dm://NYCSR07A/1945313/1		
Description: AIC - Amendment 7 - Exemptive Application		
Modified DMS: dm://NYCSR03A/1642006/7		
Description: Silver Point Co-Investment Exemptive Application		
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